As filed with the Securities and Exchange Commission on August 7, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLOUD PEAK ENERGY INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1221 (Primary Standard Industrial Classification Code Number)	26-3088162 (I.R.S. Employer Identification Number)

505 S. Gillette Ave.
Gillette, WY 82718
(307) 687-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Colin Marshall
Chief Executive Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, WY 82718
(307) 687-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart H. Gelfond, Esq. Vasiliki B. Tsaganos, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Tel: (212) 859-8000 Fax: (212) 859-4000	Craig Johnson, Esq. Rio Tinto Services Inc. 224 North 2200 West Salt Lake City, UT 84116 Tel: (801) 238-2400 Fax: (801) 238-2473	Richard A. Drucker, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Tel : (212) 450-4000 Fax: (212) 450-3800

         Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common stock, par value $0.01 per share	$1,000,000,000	$39,300

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 7, 2008

             Shares

CLOUD PEAK ENERGY INC.

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We will apply to list our common stock on the New York Stock Exchange under the symbol "CLD."

        Rio Tinto America Inc., the selling stockholder, a subsidiary of Rio Tinto plc, is selling             shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

        The underwriters have an option to purchase a maximum of             additional shares from the selling stockholder to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 17.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholder
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                           , 2008.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is                           , 2008.

SPRING CREEK
DECKER (50%)
MT
WY
S.D.
Sheridan
POWDER RIVER BASIN
Rapid City
Gillette
Caballo Jct.
CORDERO ROJO
Wright
JACOBS RANCH
ANTELOPE
0
100 mi
MINES
BNSF Railroad
UP Railroad
Joint BNSF/UP
Casper
NE
Alliance
Wheatland
S. Morrill
Rock Springs
Laramie
CHEYENNE
WY
UT
CO
Sterling
Ft. Collins
DENVER
BOLDER Geographics

        You should rely only on the information contained in this document or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different from the information contained in this document or any free writing prospectus prepared by or on behalf of us or to which we have referred you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until                        , 2008 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section describing the risks of investing in our common stock under "Risk Factors" and the consolidated financial statements of our predecessor, Rio Tinto Energy America Inc. contained elsewhere in this prospectus before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See "Special Note Regarding Forward-Looking Statements." For a reconciliation of our pro forma financial information to our historical financial information, see "Unaudited Pro Forma Consolidated Financial Information."

        In this prospectus, unless the context otherwise requires, references to "we," "us," "our" or the "company" refer to Cloud Peak Energy Inc. and its subsidiaries, as in effect assuming that the reorganization transactions described in this prospectus have occurred. For the definitions of certain other terms used in this prospectus, see "Glossary of Selected Terms."

Cloud Peak Energy Inc.

        We are the second largest producer of coal in the U.S. and in the Powder River Basin, or PRB, based on 2007 coal production. We operate some of the safest mines in the industry. According to data from the Mine Safety and Health Administration, or MSHA, in 2007 we had the lowest employee all injury incident rate among the 5 largest U.S. coal producing companies. We operate solely in the PRB, the lowest cost coal producing region of the major coal producing regions in the U.S., and operate three of the five largest coal mines in the region and in the U.S. Our operations include four wholly-owned surface coal mines, three of which are in Wyoming and one in Montana, and we own a 50.0% interest in another surface coal mine in Montana. We produce sub-bituminous steam coal with low sulfur content and sell our coal primarily to electric utilities. Steam coal is primarily consumed by electric utilities and industrial customers as fuel for electricity generation. In 2007, the coal we produced generated approximately 6.0% of the electricity produced in the U.S.

        Prior to the completion of this offering, various corporate reorganization transactions will be taken to separate certain Colorado-based coal, certain non-coal and other U.S. assets from Rio Tinto plc's western U.S. coal business. We will own Rio Tinto plc's western U.S. coal business except for the Colowyo coal mine in Colorado, which will remain with Rio Tinto plc. Rio Tinto plc and Rio Tinto Limited, collectively, Rio Tinto, is one of the largest mining companies in the world.

        For the year ended December 31, 2007 and the three months ended March 31, 2008, excluding Colowyo and other non-coal business, we:

  •
  produced 132.3 million and 32.7 million tons of coal, respectively;

  •
  generated pro forma revenues of $             billion and $             million, respectively; and

  •
  had pro forma net income of $             million and $             million, respectively.

        The tables below summarize the tons of coal produced and proven and probable coal reserves by mine as of December 31, 2007 and other data regarding our controlled coal:

Mine	Tons Produced in 2007	Proven and Probable Coal Reserves
	(in millions)	(nearest million)
Antelope	34.5	358
Cordero Rojo	40.5	266
Jacobs Ranch	38.1	423
Spring Creek	15.7	325
Decker(1)	3.5	7

Total	132.3	1,378

    (1)
    Based on our 50% interest in our Decker mine.

Other Controlled Coal	Million Tons(2)
Additional Acquired LBA Tonnage in April 2008 (mineable tons according to BLM estimates)(1)	288
Non-reserve Coal Deposits (as of December 31, 2007)	104

    (1)
    Relates to our Cordero Rojo mine.

    (2)
    Not included in proven and probable reserves. We have not yet determined how much of the mineable coal will be converted to proven and probable reserves.

Our Strengths

        We believe that the following strengths enhance our market position:

         We are the second largest coal producer in the U.S. and in the PRB and have a significant reserve base.    Based on 2007 production of 132.3 million tons, we are the second largest coal producer in the U.S. and in the PRB. As of June 30, 2008, we controlled approximately 1.7 billion tons of coal, consisting of approximately 1.4 billion tons of proven and probable coal reserves as of December 31, 2007, approximately 288 million tons of mineable coal, according to BLM estimates, that we acquired in April 2008 and approximately 104 million tons of non-reserve coal deposits.

         We operate highly productive mines in the PRB, the lowest cost coal producing region of the major coal producing regions in the U.S.    All of our mines are located in the PRB, which is the lowest cost coal producing region of the major coal producing regions in the U.S. We believe that our large PRB mines provide us with significant economies of scale. We benefit from the fact that our mines are among the lowest cost and highest producing mines in the U.S.

         Our acquisition of additional LBAs and surface rights and our substantial capital investments in our mines in recent years have positioned us well for the future.    We have focused on strategic acquisitions and subsequent expansions of large, low operating cost, low sulfur operations in the PRB and replacement of, and additions to, our reserves through the Lease by Application, or LBA process, and the acquisition of related surface rights. From January 1, 2005 to June 30, 2008, we acquired an additional 283 million tons of reserves as well as the recently acquired South Maysdorf tract that the BLM estimates to contain 288 million tons of mineable coal for a total commitment of $417.0 million, of which we have already made cash installment payments of $146.1 million. From January 1, 2005 to March 31, 2008, we have also made significant investments in our mining facilities and equipment, including significant capital expenditures in our plant facilities and equipment of approximately

$481.1 million. These investments have increased our existing mines' capacity and productivity. We have also nominated as LBAs tracts of land that we believe contain, as applied for, approximately 1.9 billon tons of mineable coal according to our estimates and subject to final determination by the BLM of the final boundaries and mineable tonnage for these LBA tracts. Accordingly, we believe we are well-positioned for the future through the strategic acquisition of additional LBAs and surface rights.

         We are well-positioned to take advantage of strong industry trends in the U.S. and in the PRB region.    Recent increases in U.S. coal consumption have been driven primarily by increased use of existing electricity generation capacity and the construction of new coal-fired power plants. We expect to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. markets continue to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints. In addition, increasingly stringent air quality laws and the related cost of scrubbers may favor low sulfur PRB coal over other types of coal, creating additional domestic demand for PRB coal. According to the U.S. Energy Information Administration, or EIA, annual U.S. coal demand is projected to reach 1.33 billion tons by 2020, compared to demand of 1.13 billion tons in 2007 (which assumes no future federal or state carbon emissions legislation is enacted). The western U.S. is expected to represent approximately 56% of the U.S. coal demand in 2020.

         Our employee-related liabilities are low for our industry.    We only operate surface mines. As a result, our exposure to certain health claims and post-retirement liabilities, such as black-lung disease, is lower relative to some of our publicly traded competitors that operate underground mines. Our pension obligations were fully funded at the end of 2007. As part of our separation from Rio Tinto, obligations for pension and post-retirement welfare for active employees will be retained by us, and obligations for employees who have retired as of the date of our separation from Rio Tinto will be retained by Rio Tinto America.

         We have a strong safety and environmental record.    We operate some of the industry's safest mines. According to data from the Mine Safety and Health Administration, or MSHA, in 2007 we had the lowest employee all injury incident rate among the 5 largest U.S. coal producing companies. All of the mines we operate are ISO 14001 certified, and we are committed to maintaining a system that controls and reduces the environmental impacts of mining operations. We have also won numerous state and federal awards for our strong safety and environmental record.

         Our senior management team has extensive industry experience.    Our senior management team has significant work experience in the mining and energy industries, with on average    years of relevant mining experience. Most members of our senior management team gained this experience through various positions held within Rio Tinto and its subsidiaries, collectively, the Rio Tinto Group.

Our Strategy

        Our business strategy is to:

         Capitalize on favorable U.S. and worldwide coal industry market conditions.    Growth in domestic coal consumption and a sharp rise in U.S. coal exports, particularly from the eastern U.S., have resulted in coal prices in recent periods significantly above the historical averages. As higher Btu eastern U.S. coal is shipped to international markets for steam and metallurgical use, and to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. markets continue to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints. While only a small percentage of PRB coal is currently exported, recent interest from foreign buyers is increasing, including for higher Btu coal from our Spring Creek mine in Montana.

         Continue to build our reserves.    We have focused on strategic acquisitions and subsequent expansions of large, low cost, low sulfur operations in the PRB and replacement of, and additions to, our reserves through the acquisition of companies, mines and reserves. We will continue to seek to increase our reserve position by acquiring federal coal through the LBA process and by purchasing surface rights for land adjoining our current operations in Wyoming and Montana. We have applications outstanding for four LBAs to be bid over the next three years, that cover, as applied for, approximately 1.9 billion tons of mineable coal according to our estimates and subject to final determination by the BLM of the final boundaries and mineable tonnage for these LBA tracts. We will continue to explore additional opportunities to increase our reserve base.

         Focus on operating efficiency and leverage our economies of scale.    We will seek to control our costs by continuing to improve our operating efficiency. Following this offering and our separation from Rio Tinto, we will remain the second largest producer of coal in the U.S. based on 2007 production statistics. We believe we will continue to benefit from significant economies of scale through the integrated management and operation of our four wholly-owned mines. We have historically improved our existing operations and evaluated and implemented new mining equipment and technologies to improve our efficiency. Our large fleet of mining equipment, information technology systems and coordinated equipment utilization and maintenance management functions allows us to enhance our efficiency. Our experienced and well-trained workforce is key in identifying and implementing business improvement initiatives.

         Leverage our excellence in safety and environmental compliance.    We operate some of the safest coal mines in the U.S. We have also achieved recognized standards of environmental stewardship. We continue to implement safety measures and environmental initiatives to promote safe operating practices and improved environmental stewardship. We believe the ability to minimize injuries and maintain our focus on environmental compliance improves our productivity, lowers our costs and helps us attract and retain our employees.

         Opportunistically pursue acquisitions that will create value and expand our core business.    We intend to pursue acquisition opportunities that are consistent with our business strategy and that we believe will create value for our shareholders.

Coal Market Outlook

        Coal markets and coal prices are influenced by a number of factors and can vary significantly by region. Coal consumption in the U.S. and particularly from the PRB has been at historic highs, driven in recent periods by several market dynamics and trends, which may or may not continue, including the following:

         Continued strong demand in the U.S. steam coal market.    Domestic demand for steam coal continues to be strong, driven primarily by growth in electricity demand, which is expected to increase at an average annual rate of 1.1% from 2007 through 2020, according to the EIA (which assumes no future federal or state carbon emissions legislation is enacted and assumes a significant number of additional coal-fired power plants will be built during the period). Increased utilization rates by existing power plants are projected by the EIA to be a driver of demand.

         Increased international demand, growing export market and increased demand from U.S. steel market.    International demand for coal continues to be driven by rapid growth in electrical power generation capacity in Asia, particularly in China and India. China and India represented approximately 44% of total world coal consumption in 2005 and are expected to account for approximately 50% by 2030, according to the EIA. Additionally, demand for metallurgical coal needed to produce steel has continued to increase. This demand is diverting coal that could be sold as steam coal into the metallurgical coal market. We expect to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. markets continue to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints.

         Changes in U.S. regional production.    Coal production in the eastern U.S., other than the Illinois Basin, has declined in recent years because of production difficulties, reserve degradation and difficulties acquiring permits needed to conduct mining operations. Shortages and decreases in supply in the eastern U.S., including due to increasing demand in the foreign markets, continue to affect pricing in the eastern U.S.

         Coal remains a cost-competitive energy source relative to alternative fossil fuels and other alternative energy sources.    Coal continues to be a low cost source of energy relative to its substitutes because of the high prices for alternative fossil fuels. Coal also has a lower all-in cost relative to other alternative energy sources, such as nuclear, hydroelectric, wind and solar power. PRB coal in particular remains a cost-competitive energy source because it exists in greater abundance and is easier and cheaper to mine than coal produced in other regions. Changes in the prices for other fossil fuels or alternative energy sources in the future could impact the price of coal.

         Increased prices for PRB coal.    Although U.S. coal markets have recently experienced significant volatility, spot prices for PRB coal have more than doubled from $6.15 to $15.75 per ton for 8,800 Btu coal from January 2005 to June 2008. Market prices for 8,800 Btu coal we have received recently reached more than $20/ton for deliveries in 2010. The prices for alternative fossil fuels, such as oil and natural gas, have been at historic highs in recent periods, and future changes in the prices for these fossil fuels may impact the price of coal. See "Risk Factors—Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our revenues and results of operations, as well as the value of our coal reserves."

         Increasingly Stringent Air Quality Regulations.    A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide, and other air pollutants have been proposed and/or enacted by federal and/or state regulatory authorities in recent years. As a result of some of these regulations, increased demand for western U.S. coal has occurred as coal-fired electricity producers have switched from bituminous coal to lower sulfur sub-bituminous coal. The PRB has benefited from this switching and its market share has increased accordingly. However, increasingly stringent air regulations may lead some coal-fired plants to install additional pollution control equipment, such as scrubbers, thereby reducing the need for low sulfur coal. Considerable uncertainty is associated with these air emission regulations, a few of which, including the Clean Air Interstate Rule, or CAIR, and the Clean Air Mercury Rule, or CAMR, have been vacated by the U.S. Court of Appeals for the District of Columbia. As a result, it is not possible to determine the impact of such regulatory initiatives on coal demand nationwide but they could be material. See "Risk Factors—Extensive environmental regulations (including existing and potential future regulatory requirements relating to air emissions and greenhouse gases) affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to decline" and "Because we produce and sell coal with a low sulfur content, a reduction in the price of sulfur dioxide emission allowances or increased use of technologies to reduce sulfur dioxide emissions could materially and adversely affect the demand for our coal and our results of operations" and "Environmental and Other Regulatory Matters."

        See "The Coal Industry" and "The Coal Industry—Special Note Regarding EIA Market Data and Projections."

Our Corporate History

        Rio Tinto Energy America Inc., or RTEA, is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical consolidated financial statements. Rio Tinto initially formed RTEA in 1993 as Kennecott Coal Company in connection with the acquisitions of Northern Energy Resource Company, Inc., or NERCO and the Spring Creek coal mine, the Antelope coal mine and a 50% interest in the Decker coal mine operated by others. In 1993, Kennecott Coal Company also acquired the Cordero coal mine from Elk River Resources, Inc., and in 1997, it acquired the Caballo Rojo coal mine from the Drummond Company. These mines are currently operated together as the Cordero Rojo coal mine. In 1994, Kennecott Coal Company was renamed Kennecott Energy and Coal Company. Also in 1994, Kennecott Energy and Coal Company acquired the Colowyo coal mine in Colorado from the W.R. Grace Company. The Colowyo coal mine will remain with Rio Tinto following the completion of this offering. In 1998, Kennecott Energy and Coal Company acquired the Jacobs Ranch coal mine from the Kerr-McGee Corporation. In 2006, Kennecott Energy and Coal Company was renamed Rio Tinto Energy America Inc., as part of Rio Tinto's global branding initiative.

        Prior to the completion of this offering, Rio Tinto will effect various corporate reorganization transactions to separate certain Colorado-based coal, certain non-coal and other U.S. assets from Rio Tinto's western U.S. coal business. We will own Rio Tinto's western U.S. coal business after this offering except for the Colowyo coal mine in Colorado, which will remain with Rio Tinto. See "Our Corporate Reorganization and Financing."

Company Information

        Our principal executive office is currently located at 505 S. Gillette Avenue, Gillette, Wyoming 82718, and our telephone number at that address is (307) 687-6000. Following the completion of this offering, we intend to maintain a website at www.cloudpeakenergy.com. Information contained on, or that may be accessed through, our website is not part of this prospectus.

        Cloud Peak Energy and the Cloud Peak Energy logo are trademarks and service marks of Cloud Peak Energy Inc. All other trademarks, service marks or trade names appearing in this prospectus are owned by their respective holders.

Presentation of Our Coal Data and Pro Forma Financial Information and Coal Market Data

Our Historical Financial Information

        Unless otherwise indicated, historical references contained in this prospectus in "Summary Actual and Pro Forma Consolidated Financial Data," "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," and our historical consolidated financial statements contained elsewhere in this prospectus, relate to RTEA and include results from the Colowyo mine and the uranium mining venture, which will remain with Rio Tinto following this offering.

Pro Forma Financial Information

        When we refer to our pro forma financial information we are giving effect to:

  •
  the separation of the Colowyo coal mine and the uranium mining venture from RTEA, which will remain with Rio Tinto;

  •
  the reorganization transactions and related adjustments that will occur in connection with this offering to separate us from Rio Tinto; and

  •
  the debt refinancing transactions.

Our Coal Data

        References to our coal production, sales and purchases and our reserves, contained in this prospectus in "Prospectus Summary," "The Coal Industry" and "Business," unless otherwise indicated, exclude the Colowyo mine and the uranium mining venture which will remain with Rio Tinto following this offering.

        References contained in this prospectus to tons of coal controlled by us as of June 30, 2008 give effect to our coal sales since December 31, 2007.

        References to BLM estimates are given as of the date we acquired the lease for the related LBA tract.

        Through our indirect, wholly-owned subsidiary, we currently hold a 50% interest in the Decker mine in Montana through a joint-venture agreement with an indirect, wholly-owned subsidiary of Level 3 Communications, Inc., or Level 3. The Decker mine is managed by a third-party mine operator. Information related to our coal production, reserves, purchases and revenues, contained in this prospectus and information in our consolidated financial statements contained elsewhere in this prospectus, unless otherwise indicated, includes amounts reflecting our 50% interest in the Decker mine.

Coal Market Data

        Market data used in this prospectus has been obtained from governmental and independent industry sources and publications, such as the U.S. Energy Information Administration, or EIA, the National Mining Association, or NMA, and the Mine Safety and Health Administration, or MSHA, and, unless otherwise indicated, is based on data and reports published in 2007 or 2008 but may relate to prior years. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. In addition, industry projections of the EIA are subject to numerous assumptions and methodologies chosen by the EIA, including that laws and regulations in effect at the time of the projections remain unchanged and that future federal or state carbon emissions legislation has not been enacted. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus. See "Special Note Regarding Forward-Looking Statements" and "The Coal Industry—Special Note Regarding EIA Market Data and Projections."

The Offering

Common stock offered by Rio Tinto America	shares
Common stock to be outstanding after this offering	shares
Common stock to be held by Rio Tinto America after the offering	shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares by Rio Tinto America. See "Use of Proceeds."
Dividend policy	We currently do not intend to pay dividends. See "Dividend Policy."
Risk factors	See "Risk Factors" on page 17 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange symbol	"CLD"

        Unless otherwise indicated, all information in this prospectus:

  •
  excludes the            shares to be reserved for issuance under our employee benefits plans to be in effect after the offering; and

  •
  assumes no exercise by the underwriters of their right to purchase a maximum of additional shares of common stock from Rio Tinto America to cover over-allotments of shares.

        Depending on market conditions at the time of pricing of this offering and other considerations, Rio Tinto America may sell fewer or more shares than the number set forth on the cover page of this prospectus.

SUMMARY ACTUAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following table provides a summary of our actual and pro forma consolidated financial data for the periods indicated. This information should be read in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results from Operations," and our historical consolidated and unaudited pro forma consolidated financial statements and related notes thereto included elsewhere in this prospectus.

        RTEA is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical consolidated financial statements. Our historical consolidated financial statements include financial information for certain operations that will remain part of Rio Tinto following the completion of this offering, including with respect to the Colowyo coal mine which represented 8.9% of our revenues for the year ended December 31, 2007. As a result, our consolidated historical financial statements are not comparable to the unaudited pro forma consolidated financial information included elsewhere in this prospectus or to the results investors should expect after the offering.

        We have derived the actual consolidated financial data as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 from the audited consolidated financial statements of RTEA, included elsewhere in this prospectus. We have derived the actual consolidated financial data as of December 31, 2005 from the unaudited consolidated financial data of RTEA, not included in this prospectus. We have derived the actual consolidated financial data as of March 31, 2008 and for the three months ended March 31, 2007 and 2008 from the unaudited consolidated financial statements of RTEA, included elsewhere in this prospectus. The unaudited consolidated financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

        Prior to the consummation of the offering, our consolidated financial statements were prepared on a carve-out basis from our parent company, Rio Tinto and its subsidiaries. The carve-out consolidated financial statements include corporate allocations of general and administrative costs and Rio Tinto headquarters overhead costs. We do not expect to continue to incur some of these charges as a stand-alone public company. These allocations were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. However, the carve-out consolidated financial statements do not reflect additional expenses we expect to incur as a stand-alone public company. Accordingly, the carve-out consolidated financial statements should not be relied upon as being representative of our financial position or operating results had we operated on a stand-alone basis, nor are they representative of our financial position or operating results following the offering.

        We have derived the unaudited pro forma consolidated financial data as of March 31, 2008 and for the year ended December 31, 2007 and for the three months ended March 31, 2008, from the unaudited pro forma consolidated financial information, included elsewhere in this prospectus. See "Unaudited Pro Forma Consolidated Financial Information." The unaudited pro forma consolidated financial information is based on our actual consolidated financial statements, included elsewhere in this prospectus. The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable and are described below in the accompanying notes. The unaudited pro forma consolidated balance sheet as of March 31, 2008 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2007 and for the three months ended March 31, 2008 are presented on a pro forma basis to give effect, in each case, to the following adjustments as if they occurred on March 31, 2008 for balance sheet adjustments and January 1, 2007 for statement of operations adjustments:

  •
  the separation of the Colowyo coal mine and the uranium mining venture from RTEA, which will remain with Rio Tinto;

  •
  the reorganization transactions and related adjustments that will occur in connection with this offering to separate us from Rio Tinto; and

  •
  the debt refinancing transactions.

        The unaudited pro forma consolidated financial statements are for informational purposes only, and are not intended to represent what our results of operations would be after giving effect to the offering, or to indicate our results of operations for any future period. Therefore, investors should not place undue reliance on the unaudited pro forma consolidated financial data.

Summary Unaudited Pro Forma Consolidated Financial Data
(dollars in thousands, except share amounts)

	For the Year Ended December 31,	For the Three Months Ended March 31,
	2007	2008
	Pro Forma	Pro Forma
Statement of Operations Data
Revenues	$	$
Costs and expenses
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately below)
Depreciation and depletion
Amortization(2)
Accretion
Exploration costs
Selling, general and administrative expenses
Asset impairment charges

Total costs and expenses

Total other expense

Income before income tax provision, earnings (losses) from unconsolidated affiliates and minority interest
Income tax provision
Earnings (losses) from unconsolidated affiliates, net of tax
Minority interest, net of tax

Net income

Net income per share:
Net income per share
Basic	$	$

Diluted	$	$

Weighted average shares outstanding
Basic

Diluted

As of March 31,
2008
Pro Forma
Balance Sheet Data
Cash and cash equivalents	$
Accounts receivable, net
Inventories, net
Property, plant and equipment, net
Intangible assets, net
Total long term debt(5)
Total assets
Total liabilities
Shareholder's equity

	For the Years Ended December 31,	For the Three Months Ended March 31,
	2007	2008
	Pro Forma	Pro Forma
Other Data
EBITDA(6)
Adjusted EBITDA(7)
Tons of coal produced (millions)(12)
Tons of coal purchased for resale (millions)(12)
Tons of coal sold (millions)(8)(12)

Summary Actual Consolidated Financial Data
(dollars in thousands, except share amounts)

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2005	2006	2007	2007	2008
	Actual	Actual	Actual	Actual	Actual
Statement of Operations Data
Revenues(1)	$1,179,643	$1,424,244	$1,558,721	$364,375	$423,481
Costs and expenses
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately below)	878,847	1,081,160	1,191,787	284,033	328,011
Depreciation and depletion	91,849	122,254	139,167	33,289	34,930
Amortization(2)	45,279	44,577	42,312	8,262	19,114
Accretion	11,485	14,334	15,665	3,649	4,148
Exploration costs	7,037	5,890	10,130	1,601	294
Selling, general and administrative expenses(3)	48,130	56,873	61,906	14,902	16,266
Asset impairment charges(4)	—	—	18,297	—	—

Total costs and expenses	1,082,627	1,325,088	1,479,264	345,736	402,763

Total other expense	(48,269)	(52,849)	(46,586)	(12,946)	(9,150)

Income before income tax provision and earnings (losses) from unconsolidated affiliates	48,747	46,307	32,871	5,693	11,568
Income tax provision	(11,194)	(6,894)	(2,489)	(425)	(2,951)
Earnings (losses) from unconsolidated affiliates, net of tax	2,209	(1,435)	2,462	48	1,272

Net income	$39,762	$37,978	$32,844	$5,316	$9,889

Net income per share—basic and diluted:
Net income per share	$39,762	$37,978	$32,844	$5,316	$9,889

Weighted average shares outstanding	1	1	1	1	1

	As of December 31,			As of March 31,
	2005	2006	2007	2008
	Actual	Actual	Actual	Actual
Balance Sheet Data
Cash and cash equivalents	$11,366	$19,597	$23,632	$23,864
Accounts receivable, net	90,780	107,618	121,754	129,522
Inventories, net	89,141	64,192	76,023	78,760
Property, plant and equipment, net	1,223,322	1,295,388	1,344,246	1,328,880
Intangible assets, net	186,467	137,245	94,933	75,819
Total assets	1,673,483	1,708,231	1,765,012	1,740,115
Total long-term debt(5)	823,620	812,258	720,389	689,983
Total liabilities	1,450,262	1,474,092	1,477,413	1,442,215
Shareholder's equity	223,221	234,139	287,599	297,900

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2005	2006	2007	2007	2008
	Actual	Actual	Actual	Actual	Actual
Other Data
EBITDA(9)	$247,480	$278,776	$279,162	$63,890	$79,995
Adjusted EBITDA(10)
Tons of coal produced (millions)(11)	127.5	138.1	137.9	33.4	33.8
Tons of coal purchased for resale (millions)(11)	4.9	5.3	6.3	1.0	1.4
Tons of coal sold (millions)(8)(11)	132.4	143.4	144.2	34.4	35.2

(1)
Freight revenues accounted for 4.9%, 3.9% and 4.0% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively, and 4.6% and 5.4% of our total revenues for the three months ended March 31, 2007 and 2008, respectively. As a general matter, our customers pay their own freight costs. We pay the freight costs, however, for shipping coal to some of our customers and in these cases the customers pay us in respect of these freight costs and the payments are included in our revenues. See Note 3 of Notes to Consolidated Financial Statements.

(2)
Primarily reflects amortization under our brokerage contract related to the Spring Creek mine.

(3)
Includes corporate allocations of general and administrative costs from Rio Tinto and its subsidiaries of $8.1 million, $11.4 million and $13.2 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $2.8 million and $4.0 million for the three months ended March 31, 2007 and 2008, respectively, and allocations of Rio Tinto headquarters overhead costs of $7.9 million, $6.9 million and $10.4 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $2.6 million and $2.6 million for the three months ended March 31, 2007 and 2008, respectively. The amounts for the three months ended March 31, 2008 also include $2.4 million of costs associated with an initiative to prepare for our initial public offering.

(4)
Asset impairment charges for the year ended December 31, 2007 reflects non-recurring capitalized cost of an abandoned enterprise resource planning, or ERP, systems implementation. The ERP systems implementation was a worldwide Rio Tinto initiative designed to align processes, procedures, practices and reporting across all Rio Tinto business units. The implementation would have taken our stand-alone ERP system and moved it to a shared Rio Tinto platform, which could not be transferred to a new stand-alone company. We do not currently use, and will not use following this offering, this ERP system.

(5)
Total long-term debt includes the current and long-term portions of the long-term debt-bonds, long-term debt-related party and long-term debt-other.

(6)
Pro forma EBITDA is derived from the Unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 and three months ended March 31, 2008, included elsewhere in this prospectus. A reconciliation of pro forma EBITDA to pro forma net income for the periods presented, is as follows:

Pro forma (dollars in thousands)	For the Year Ended December 31, 2007	For the Three Months Ended March 31, 2008
Pro forma net income
Depreciation and depletion
Accretion
Amortization
Interest expense
Interest income
Income tax provision

Pro forma EBITDA	$	$

    See Note 9 below for a discussion of our use of EBITDA.

(7)
Pro forma adjusted EBITDA is defined as pro forma EBITDA as adjusted for the impact of             .

    A reconciliation of pro forma adjusted EBITDA to pro forma EBITDA for the periods presented, is as follows:

Pro forma (dollars in thousands)	For the Year Ended December 31, 2007	For the Three Months Ended March 31, 2008
Pro forma EBITDA

Pro forma adjusted EBITDA	$	$

(8)
Tons of coal sold includes amounts sold under our brokerage contract relating to the Spring Creek mine.

(9)
EBITDA, a performance measure used by management, is defined as net income (loss) plus: interest expense (net of interest income), income tax provision, depreciation and depletion, amortization and accretion as shown in the table below. EBITDA, as presented for the years ended December 31, 2005, 2006 and 2007 and for the three months ended March 31, 2007 and 2008, is not defined under accounting principles generally accepted in the United States of America, or U.S. GAAP, and does not purport to be an alternative to net income as a measure of operating performance. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies. We use, and we believe investors benefit from the presentation of, EBITDA in evaluating our operating performance because it provides us and our investors with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that EBITDA is useful to investors and other external users of our consolidated financial statements in evaluating our operating performance because EBITDA is widely used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and depletion, amortization and accretion, which can vary substantially from company to company depending upon accounting methods and book value of assets and liabilities, capital structure and the method by which assets were acquired.

  However, using EBITDA as a performance measure has material limitations as compared to net income, or other financial measures as defined under U.S. GAAP, as it excludes certain recurring items which may be meaningful to investors. EBITDA excludes interest expense or interest income; however, as we have historically borrowed money from our parent in order to finance transactions and operations, or invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and ability to generate revenue and returns for shareholders. Further, EBITDA excludes depreciation and depletion and amortization; however, as we use capital and intangible assets to generate revenues, depreciation and depletion, as well as amortization are a necessary element of our costs and ability to generate revenue. EBITDA also excludes accretion expense; however, as we are legally obligated to pay for costs associated with the reclamation and closure of our mine sites, the periodic accretion expense relating to these reclamation costs is a necessary element of our costs and ability to generate revenue. Finally, EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. As a result of these exclusions from EBITDA, any measure that excludes interest expense, interest income, depreciation and depletion, amortization, accretion and income taxes has material limitations as compared to net income. When using EBITDA as a performance measure, management compensates for these limitations by comparing EBITDA to net income in each period, so as to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after tax basis. Using both EBITDA and net income to evaluate the business allows management and investors to (a) assess our relative performance against our competitors, and (b) ultimately monitor our capacity to generate returns for shareholders.

  A reconciliation of EBITDA to net income for each of the periods presented is as follows:

	For the Years Ended December 31,			For the Three Months Ended March 31,
(dollars in thousands)	2005	2006	2007	2007	2008
Net income	$39,762	$37,978	$32,844	$5,316	$9,889
Depreciation and depletion	91,849	122,254	139,167	33,289	34,930
Amortization	45,279	44,577	42,312	8,262	19,114
Accretion	11,485	14,334	15,665	3,649	4,148
Interest expense	49,570	56,568	54,262	15,420	10,294
Interest income	(1,659)	(3,829)	(7,577)	(2,471)	(1,331)
Income tax provision	11,194	6,894	2,489	425	2,951

EBITDA	$247,480	$278,776	$279,162	$63,890	$79,995

(10)
Adjusted EBITDA is defined as EBITDA plus:            as shown in the table below:

	For the Years Ended December 31,						For the Three Months Ended March 31,
(dollars in thousands)	2005		2006		2007		2007		2008
EBITDA		$247,480		$278,776		$279,162		$63,890		$79,995

Adjusted EBITDA	$		$		$		$		$

(11)
For the years ended December 31, 2005, 2006 and 2007 and for the three months ended March 31, 2007 and 2008, tons of coal produced, tons of coal purchased for resale and tons of coal sold, includes the Colowyo coal mine, as it was consolidated into our historical financial statements, as explained above.

(12)
Tons of coal produced, tons of coal purchased for resale and tons of coal sold, on a pro forma basis, exclude activities from the Colowyo mine.

RISK FACTORS

        You should carefully consider the risk factors described below and all other information contained in this prospectus before you decide to invest in our common stock. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. Accordingly, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our revenues and results of operations, as well as the value of our coal reserves.

        Our revenues and results of operations and the value of our coal reserves are dependent in large measure upon the prices we receive for our coal. Because coal is a commodity, the prices we receive are set by the marketplace. Prices for coal generally tend to be cyclical, and U.S. prices are currently at highs relative to historical prices. The contract prices we may receive in the future for coal depend upon numerous factors beyond our control, including:

  •
  the domestic and foreign supply and demand for coal;

  •
  the quantity and quality of coal available from competitors;

  •
  competition for production of electricity from non-coal sources, including the price and availability of alternative fuels, such as natural gas and oil, and alternative energy sources, such as nuclear, hydroelectric, wind and solar power;

  •
  domestic air emission standards for coal-fired power plants, and the ability of coal-fired power plants to meet these standards by installing scrubbers or other means;

  •
  adverse weather, climatic or other natural conditions, including natural disasters;

  •
  domestic and foreign economic conditions, including economic slowdowns;

  •
  legislative, regulatory and judicial developments, environmental regulatory changes, or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions or providing for increased funding for alternative energy sources;

  •
  the capacity of, cost of, and proximity to, rail transportation facilities and rail transportation delays; and

  •
  market price fluctuations for sulfur dioxide emission allowances.

        A substantial or extended decline in the prices we receive for our future coal sales contracts could materially and adversely affect us by decreasing our revenues thereby materially and adversely affecting our results of operations.

Our coal mining operations are subject to operating risks that are beyond our control, which could result in materially increased operating expenses and decreased production levels and could materially and adversely affect our results of operations.

        We mine coal at surface mining operations located in Wyoming and Montana. Our coal mining operations are subject to conditions or events beyond our control. Because we maintain very little produced coal inventory, these conditions or events could disrupt operations, adversely affect production and shipments and increase the cost of mining at particular mines for varying lengths of time, which could have a material adverse effect on our results of operations. These conditions and events include, among others:

  •
  poor mining conditions resulting from geological, hydrologic or other conditions, which may cause instability of highwalls or spoil-piles or cause damage to nearby infrastructure;

  •
  mining and plant equipment failures and unexpected maintenance problems;

  •
  adverse weather and natural disasters, such as heavy rains, flooding and other natural events affecting operations, transportation or customers;

  •
  the unavailability of qualified labor and contractors;

  •
  the unavailability of raw materials, equipment (including heavy mobile equipment) or other critical supplies such as tires and explosives, fuel, lubricants and other consumables of the type, quantity and/or size needed to meet production expectations;

  •
  the capacity of, and proximity to, rail transportation facilities and rail transportation delays or interruptions;

  •
  delays, challenges to, and difficulties in acquiring, maintaining or renewing necessary permits, including environmental permits, or mining or surface rights;

  •
  delays or difficulties in, the unavailability of, or unexpected increases in the cost of acquiring, developing and permitting new LBA acquisitions from the federal government and other new mining reserves and surface rights;

  •
  competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction or oil and gas development;

  •
  a major incident at the mine site that causes all or part of the operations of a mine to cease for some period of time;

  •
  new health, safety and environmental regulations or other changes in interpretations of current regulations, including the classification of plant and animal species near our mines, including the potential listing of the sage grouse, as endangered or threatened species;

  •
  inability to acquire adequate financial sureties for mining and reclamation purposes or to meet other governmental or private bonding requirements; and

  •
  the value of the U.S. dollar relative to other currencies, particularly where imported products are required for the mining process, such as tires and petroleum products.

        These changes, conditions and events may materially increase our cost of mining and delay or halt production at particular mines either permanently or for varying lengths of time.

Competition within the coal production industry and with producers of competing energy sources may materially and adversely affect our ability to sell coal at a favorable price, and excess production and production capacity in this industry could put downward pressure on coal prices.

        We compete with numerous other coal producers in various regions of the U.S. for domestic sales. During the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry in the PRB, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Recent increases in coal prices have encouraged the development of expanded capacity by coal producers and may continue to do so. Any resulting overcapacity and increased production could materially reduce coal prices and therefore materially reduce our revenues and profitability.

        International demand for U.S. coal also affects competition within our industry. The demand for U.S. coal exports depends upon a number of factors outside of our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, port and shipping capacity, the demand for foreign-produced steel, both in foreign markets and in the U.S. market, general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. As higher Btu eastern U.S. coal is shipped to international markets for steam and metallurgical use and to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. coal markets continue to improve, we expect that PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints. However, if foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers for sales in the U.S. to intensify, potentially resulting in significant downward pressure on domestic coal prices, including in the PRB.

        In addition to competing with other coal producers, we compete generally with producers of other fuels, such as natural gas and oil. Prices for competing fuels are currently at historically high levels. A decline in price for these fuels, could cause demand for coal to decrease and adversely affect the price of our coal. If alternative energy sources, such as wind or solar, become more cost-competitive on an overall basis, including capital expenditures, and conversion, storage and transmission costs, demand for coal could decrease and the price of coal could be materially and adversely affected, including in the PRB.

Reduced coal consumption by U.S. electric power generators could result in lower prices for our coal, which could reduce our revenues and materially and adversely affect our business and results of operations.

        In 2007, approximately 94% of our coal sales were to domestic electric power generators. Domestic electric power generation accounted for approximately 93% of all U.S. coal consumption in 2007, according to the EIA. The amount of coal consumed for U.S. electric power generation is affected primarily by:

  •
  the overall demand for electricity;

  •
  the location, availability, quality and price of alternative energy sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind and solar power;

  •
  technological developments, including those related to alternative energy sources; and

  •
  environmental and other governmental regulations, as well as conservation efforts.

        Although EIA expects that a number of new power plants will be built to meet increasing demand for electricity generation, we expect that many of these new power plants will be fired by natural gas. This is because gas-fired plants are cheaper to construct and it is easier to obtain permits to construct gas-fired plants than coal-fired plants and because natural gas is seen as having a lower environmental impact than coal-fired generators. Even though gas-fired generation is projected to be more costly to operate than coal, it has the potential to displace coal-fired generation, particularly from older, less efficient coal-powered generators. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

        In addition, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. More than twenty states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a uniform, national standard requiring utilities to use more renewable energy sources. However, to date, the U.S. Congress has rejected such proposals. Possible advances in technologies to enhance the economics of renewable energy sources could make these sources more competitive with coal and, therefore, reduce the demand for coal.

        Weather patterns also can greatly affect electricity demand. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the sources of power generation when deciding which generation sources to dispatch.

        Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. An economic slowdown can significantly slow the growth of electrical demand and could result in contraction of demand for coal. Declines in international prices for coal generally will impact U.S. prices for coal. Current international demand for coal is being driven, in significant part, by increased demand due to economic growth in China and India as well as other developing countries. We cannot assure you that this growth will continue. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would materially and adversely affect our results of operations.

If we are unable to acquire or develop additional coal reserves that are economically recoverable, our profitability and future success and growth may be materially and adversely affected.

        Our profitability depends substantially on our ability to mine, in a cost-effective manner, coal reserves that possess the quality characteristics desired by our customers. Because our reserves decline as we mine our coal, our future success and growth depend upon our ability to acquire additional coal reserves that are economically recoverable. If we fail to acquire or develop additional reserves, our existing reserves will eventually be depleted. As a result, to maintain market share and our competitive position, we will need to acquire significant additional reserves through the federal competitive leasing process. Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, the LBA process is the most significant means of acquiring additional reserves. We also lease a smaller portion of our reserves from the states of Montana and Wyoming and from private third parties.

        There is no requirement that the federal government lease coal subject to an LBA, lease its coal at all or give preference to any LBA applicant. In the current coal pricing environment, LBAs are becoming increasingly more competitive and expensive to obtain, and the review process to submit an LBA for bid continues to lengthen. We expect that this trend may continue. As we and our competitors continue to acquire LBAs in the PRB and the amount of available coal surrounding existing mining operations decreases, competition for additional LBAs is likely to increase. The increasing size of potential LBA tracts may make it easier for new mining operators to enter the market on economical terms and may, therefore, increase competition for LBAs in the future. Increased opposition from non-governmental organizations and other third parties may also lengthen, delay, or complicate the LBA process. In order to win a lease in the LBA process and acquire additional coal, our bid for a coal tract must meet or exceed the fair market value of the coal based on the internal estimates of the Bureau of Land Management, or BLM, which they do not publish. We have maintained a history of timely payments on bonus bids and other payments related to our LBAs. If, however, we are unable to maintain our "good payor" status, we would be required to seek bonding for any remaining payments. If we cannot maintain our "good payor" status and are required to purchase bonding for lease obligations this would significantly increase our costs and materially and adversely affect our profitability. See "Business—Coal Reserves" for a more detailed description of the LBA process.

        The LBA process also requires us to acquire rights to mine from surface owners overlying the coal, and these rights are becoming increasingly more difficult and costly to acquire. Certain federal regulations provide a specific class of surface owners, also known as qualified surface owners, or QSOs, with the ability to prohibit the BLM from leasing its coal. If the land overlying a coal tract is owned by a QSO, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO, which would allow us to conduct our mining operations. This right of QSOs allows them to exercise significant influence over negotiations and prices to acquire surface rights and can delay the LBA process or ultimately prevent the acquisition of the LBA over that land entirely. If we are unable to successfully negotiate access rights with QSOs at a price and on terms acceptable to us, we may be unable to acquire LBAs for coal on land owned by the QSO. If the prices to acquire land owned by QSOs increases, it could materially and adversely affect our profitability.

        The federal government also leases coalbed methane, natural gas and oil reserves in the western U.S., including in the PRB. Some of these reserves are located on, or adjacent to, some of our coal reserves and LBA areas, potentially creating conflicting interests between us and lessees of those interests. We may be required to negotiate our ability to mine with the holder of the lease to the competing mineral rights in order to conduct our mining operations. If we are unable to reach an agreement with these holders, or to do so on a cost-effective basis, we may incur increased costs, our ability to mine could be impaired and our business and results of operations could be materially and adversely affected.

        We acquire a small percentage of our reserves through state leasing processes. Not including the Decker mine, we typically lease approximately 10-12% of our reserves from state leases, the majority of which involve our Spring Creek mine. Nearly all of the state leases in Wyoming have already been acquired by various mining operations in the PRB, including ours. If, as part of our growth strategy, we desire to expand our operations into areas requiring state leases not currently allocated to us, we may be required to negotiate with competing Wyoming mining operations to acquire these reserves. If we are unable to do so, or to do so on a cost-effective basis, our business strategy and growth plans could be adversely affected. We do not typically acquire state leases in Montana significantly in advance of mining operations due to the complexity of the leasing process in Montana.

        Our ability to obtain additional coal reserves in the future could also be limited by the availability of cash we generate from our operations or available financing, including under future credit arrangements, restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties, the lack of suitable acquisition candidates or LBA opportunities or the inability to acquire coal properties or LBAs on commercially reasonable terms. In addition, we may not be able to mine future reserves as profitably as we do at our current operations.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

        Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. We base our estimates of reserves on engineering, economic and geological data assembled and analyzed by our internal engineers. When we were part of the Rio Tinto Group, the process for determining our reserve estimates was periodically reviewed by Rio Tinto technical staff. In connection with this offering, these estimates were reviewed by John T. Boyd, mining and geological consultants, for the year ended December 31, 2007. In April 2008, we also acquired approximately 288 million tons of mineable coal, as estimated by the BLM. These estimates have not been independently reviewed and verified. We also have, as of December 31, 2007, approximately 104 million tons of non-reserve coal deposits. The amount of mineable reserves on our recently acquired LBA or contained in our non-reserve coal deposits may be less than the stated estimates.

        Our estimates of proven and probable coal reserves as to both quantity and quality are updated annually to reflect the production of coal from the reserves, updated geological models and mining recovery data and the tonnage contained in new lease areas acquired. There are numerous uncertainties inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control. Estimates of proven and probable coal reserves necessarily depend upon a number of variables and assumptions, any one of which may vary considerably from actual results. These factors and assumptions include:

  •
  quality of the coal;

  •
  geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

  •
  the percentage of coal ultimately recoverable;

  •
  the assumed effects of regulation, including the issuance of required permits, and taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

  •
  assumptions concerning the timing for the development of the reserves; and

  •
  assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

        As a result, estimates of the quantities and qualities of coal attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide, and our cost of capital will be higher as a stand-alone company.

        Our business plan and strategy are dependent upon our acquisitions of additional reserves, which require substantial capital expenditures. We also require capital for, among other purposes, acquisition of surface rights, equipment and the development of our mining operations, capital renovations, maintenance and expansions of plants and equipment and compliance with environmental laws and regulations. As part of the Rio Tinto Group, our operations and growth have been funded in large part through capital investments by Rio Tinto. Upon completion of this offering, we will be an independent company and we will no longer have access to capital from Rio Tinto or be able to take advantage of the borrowing capacity, cash flow, assets and/or consolidated investment grade credit rating of Rio Tinto. We will need to develop and maintain our own sources of capital and establish and maintain our own credit rating. On a stand-alone basis, our credit rating will not be investment grade and we will have a higher cost of capital. To the extent that cash generated internally and cash available under our future credit arrangements are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. Debt or equity financing may not be available or, if available, may not be available on satisfactory terms. If we fail to generate sufficient earnings or to obtain sufficient additional capital in the future or fail to manage our capital investments effectively, we will not be able to maintain or increase our existing production rates and we could be forced to reduce or delay capital expenditures or change our business strategy, sell assets or restructure or refinance our indebtedness, all of which could have a material adverse effect on our business or financial condition.

Our indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

        As of March 31, 2008, we had approximately $643.1 million of outstanding amounts owed to the Rio Tinto Group. In connection with this offering, we intend to enter into a new credit agreement

and/or undertake other financing transactions with one or more lenders for approximately $                         million, and use those proceeds to make payments to Rio Tinto. Any indebtedness we may have outstanding could have important consequences to us, such as:

  •
  limiting our ability to obtain additional financing to fund growth, such as new LBA acquisitions or other mergers and acquisitions, working capital, capital expenditures, debt service requirements or other cash requirements;

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  exposing us to the risk of increased interest costs if the underlying interest rates rise;

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  limiting our ability to invest operating cash flow in our business due to debt service requirements;

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  making it more difficult to obtain surety bonds or letters of credit;

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  limiting our ability to compete with companies that are not as leveraged and that may be better positioned to withstand economic downturns;

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  limiting our ability to acquire new coal reserves and/or plant and equipment needed to conduct operations; and

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  limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and general economic and market conditions.

        If new debt is added to our current and expected debt levels, the related risks that we now face, including those described above, could intensify. In addition to the principal repayments on our outstanding debt, we have other demands on our cash resources, including, among others, capital expenditures and operating expenses. Our ability to pay principal and interest on and to refinance our debt depends upon our operating performance. In particular, economic conditions could cause the price of coal to fall, our revenues to decline, and hamper our ability to repay our indebtedness. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets or reduce our spending. We may not be able to, at any given time, refinance our debt or sell assets on terms acceptable to us or at all.

If we are unable to comply with the covenants or restrictions contained in our debt instruments, our lenders could declare all amounts outstanding under those instruments to be due and payable, which could materially and adversely affect our financial condition.

        We expect our credit arrangements will contain covenants that, among other things, will restrict our ability to dispose of assets, incur additional indebtedness, guarantee obligations, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by us and engage in certain transactions with affiliates. We also expect that our future credit agreement, and other debt instruments may require us to comply with various financial covenants that may be quite restrictive. We may not be able to comply with these financial covenants, and the restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resource, After the Offering" for additional information regarding our credit arrangements.

        Our ability to comply with the covenants and restrictions contained in any of our debt instruments may be affected by economic, financial, industry or other conditions, some of which may be beyond our control. The breach of any of the covenants or restrictions unless cured within the applicable grace period, could result in a default under the debt instruments that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. In such an event, we may not have sufficient assets to repay such indebtedness. As a result, any default could have serious consequences to our financial condition.

Our ability to mine and ship coal is affected by adverse weather conditions, which could have an adverse effect on our revenues.

        Adverse weather conditions can impact our ability to mine and ship our coal and our customers' ability to take delivery of our coal. Lower than expected shipments by us during any period could have an adverse effect on our revenues. For example, in 2005, our volume of coal shipments was impacted by severe heavy rain, which reduced the capacity of the railroads by which our customers contract to transport coal from our mines. In addition, severe weather, including droughts and dust, may affect our ability to conduct our mining operations. If we are unable to conduct our operations due to severe weather, our business could be materially and adversely affected.

If our highwalls or spoil-piles fail, our mining operations and ability to ship our coal could be impaired and our results of operations could be materially and adversely affected.

        Our operations could be adversely affected and we may be unable to produce coal if our highwalls fail due to conditions which may include geological abnormalities, poor ground conditions, water or blasting shocks, among others. In addition to making it difficult and more costly to recover coal, a highwall failure could also damage adjacent infrastructure such as roads, power lines, railways and gas pipelines. Further, in-pit spoil failure due to conditions such as material type, water ingress, floor angle, floor roughness, spoil volume or otherwise, can impact coal removal, reduce coal recovery, increase our costs, or interrupt our production and shipments. Highwall and spoil-pile failures could materially and adversely affect our operations thereby reducing our profitability.

Major equipment and plant failures could reduce our ability to produce and ship coal and materially and adversely affect our results of operations.

        We depend on several major pieces of equipment and plant to produce and ship our coal, including draglines, shovels, coal crushing plant, critical conveyors, major transformers and coal silos. If any of these pieces of equipment or plant suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation, damage from highwall or spoil-pile failures, or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost which would impact our ability to produce and ship coal and materially and adversely affect our results of operations.

Significant increases in the royalty and production taxes we pay on the coal we produce could materially and adversely affect our results of operations.

        We pay federal and state royalties and federal, state and county production taxes on the coal we produce. A substantial portion of our royalties and production taxes are levied as a percentage of gross revenues with the remaining levied on a per ton basis. For example, we pay production royalties of 12.5% of gross revenues to the federal government. In 2007, we incurred royalties and production taxes which represented 29.0% of revenues from the coal we produced (including Colowyo). If the royalty and production tax rates were to significantly increase, our results of operations could be materially and adversely affected.

        In addition, the Wyoming state severance tax is significantly less than the state severance tax in Montana. Because a substantial portion of our operations are in Wyoming and therefore subject to the more favorable Wyoming severance tax rate, if Wyoming were to increase this tax or any other tax applicable solely to our Wyoming operations, we may be significantly impacted and our results of operations could be materially and adversely affected. Because our operations are concentrated in

Wyoming, any change in the state severance tax rate could disproportionately impact us relative to some of our competitors that are more geographically diverse.

Increases in the cost of raw materials and other industrial supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and materially and adversely affect profitability.

        We use considerable quantities of explosives, petroleum-based fuels, tires, steel and other raw materials, as well as spare parts and other consumables in the mining process. We have historically obtained these raw materials and consumables through various Rio Tinto global and regional supply contracts. Upon completion of this offering, we will no longer be a party to the Rio Tinto supply contracts. Although some of our supplies and equipment will be obtained under purchase orders or other arrangements entered into prior to termination, we expect to enter into new supply contracts prior to the completion of this offering to replace the Rio Tinto supply contracts. We cannot assure you that we will be able to enter into new contracts on the same or similar terms to those contracts that currently exist or at all. The prices for those supplies and equipment may be more expensive because we will not be part of the Rio Tinto Group or have access to their supply arrangements.

        Operating expenses at our mining locations are sensitive to changes in diesel fuel prices. Since December 2007, our weighted average price for diesel fuel increased from $2.14 per gallon in December 2007 to $4.04 per gallon in June 2008. Diesel fuel expenses represented 10.4% of our cost of product sold for the year ended December 31, 2007, and 11.5% for the three months ended March 31, 2008. We have not entered into any hedge or other arrangements to reduce the volatility in the price of diesel fuel for our operations, although we may do so in the future. In addition, the supply contract under which we purchase all of our diesel fuel expires at the end of 2008. As a result, if we are unable to enter into a new supply contract on the same or similar terms or if the price of diesel fuel continues to increase, we will incur higher expenses for diesel fuel and, therefore, potentially materially lower earnings.

        If the prices of steel, explosives, tires, petroleum products or other materials continue to increase or if the value of the U.S. dollar continues to decline relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses will increase, which could materially and adversely impact our profitability. Additionally, there are a limited number of suppliers for certain supplies, such as explosives and tires, and any of our suppliers may divert their products to buyers in other mines or industries or divert their raw materials to produce other products that have a higher profit margin. Shortages in raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain these raw materials and other consumables, could limit our ability to obtain these supplies or equipment. As a stand-alone company, we may experience more difficulty in acquiring supplies, particularly where there are shortages, than we otherwise would have experienced as part of the Rio Tinto Group. As a consequence, we may not be able to acquire adequate replacements for these supplies or equipment on a cost-effective basis or at all, which could also materially increase our operating expenses or halt, disrupt or delay our production. See "Management's Discussion and Analysis of Results of Operations and Financial Condition—Cost of Product Sold."

Substantially all of our coal sales contracts are forward sales contracts. If the production costs underlying these contracts increases, our results of operations could be materially and adversely affected.

        Substantially all of our coal sales contracts are forward sales contracts under which customers agree to pay a specified price under their contracts for coal to be delivered in future years. The profitability of these contracts depends on our ability to adequately control the costs of the coal production underlying the contracts. These production costs are subject to variability due to a number of factors, including increases in the cost of labor, supplies or other raw materials, such as diesel fuel. As part of the Rio Tinto Group, we did not enter into hedge or other arrangements to offset the cost variability underlying these forward sale contracts. In the future, we may enter into these types of arrangements but we may not be successful in hedging the volatility of our costs. To the extent our costs increase but pricing under these coal sales contracts remains fixed, we will be unable to pass increasing costs on to our customers. If we are unable to control our costs, our profitability under our forward sales contracts may be impaired and our results of operations could be materially and adversely affected.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

        Our ability to operate our business and implement our strategies depends, in part, on the continued contributions of our executive officers and other key employees. The loss of any of our key senior executives could have a material adverse effect on our business unless and until we find a replacement. A limited number of persons exist with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense and we may not be able to successfully recruit, train or retain qualified managerial personnel. As a public company, our future success also will depend on our ability to hire and retain management with public company experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

Our management team does not have experience managing our business as a stand-alone public company and if they are unable to manage our business as a stand-alone public company, our business may be harmed.

        We have historically operated as part of the Rio Tinto Group. Following the completion of this offering, we will operate as a stand-alone public company. Our management team does not have experience managing our business on a stand-alone basis or as a public company. If we are unable to manage and operate our company as an independent public entity, our business and results of operations will be adversely affected.

We have identified material weaknesses in our internal controls over financial reporting that, if not properly corrected, could result in material misstatements in our financial reporting.

        Prior to this offering, we operated as a subsidiary of Rio Tinto, which requires us to provide them financial information for inclusion in their consolidated financial reports. We have provided this information in accordance with International Financial Reporting Standards, or IFRS, at a level of materiality commensurate with their consolidated financial statements and necessary to meet their regulatory financial reporting requirements.

        As a stand-alone public company, we will be required to comply with the record keeping, financial reporting, corporate governance and other rules and regulations of the SEC, including the requirements of the Sarbanes-Oxley Act, the Public Accounting Oversight Board, or PCAOB, and other regulatory bodies. These entities generally require that financial information be reported in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, which differs from IFRS. As a stand-alone company, we will be required to report at a level of materiality commensurate with our stand-alone consolidated financial statements and necessary to meet our regulatory financial reporting requirements, which is lower than that of Rio Tinto.

        As a subsidiary of Rio Tinto, we were not required and did not have personnel with SEC, Sarbanes-Oxley Act, PCAOB and U.S. GAAP financial reporting expertise. In addition, we were not required to comply with the internal control design, documentation and testing requirements imposed by the Sarbanes-Oxley Act on a stand-alone basis, but rather only complied to the extent required as a part of Rio Tinto. In connection with this offering as a publicly-held, stand-alone company, we will become directly subject to these requirements.

        During the preparation of our carve-out consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, through our own assessment we determined that we have, and our independent registered public accounting firm informed our management of, material weaknesses in our internal controls over financial reporting as a stand-alone company that, if not properly corrected, could result in material misstatements in our financial reporting. Specifically, we have not been required to have, and as a result did not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements and the complexity of our operations and transactions. In addition, we did not maintain an adequate system of processes and internal controls as a stand-alone public company sufficient to support our financial reporting requirements and produce timely and accurate U.S. GAAP consolidated financial statements consistent with being a stand-alone public company.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

        We will need to undertake various remedial actions before we can be reasonably assured that our internal controls and disclosure controls and procedures will be effective. If we continue to experience material weaknesses in our internal controls or conclude that we have ineffective disclosure controls and procedures, investors could lose confidence in our financial reporting, particularly if such weaknesses result in a restatement of our financial results, and our stock price could decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls."

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed.

        We will be required to comply with Section 404 of the Sarbanes-Oxley Act beginning with the year ending December 31, 2009. Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, and our independent registered public accounting firm to audit, the effectiveness of those controls. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with U.S. GAAP. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies of varying degrees of severity, in addition to the material weaknesses discussed above.

        Management has taken steps to improve and continues to improve our internal control over financial reporting, including identification of the gaps in skills base and expertise of staff required in the finance group to operate as a public company. We will incur significant costs to remediate our material weaknesses and deficiencies and improve our internal controls. To comply with these requirements, we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff. If we are unable to upgrade our systems and procedures in a timely and effective fashion, we may not be able to comply with our financial reporting requirements and other rules that apply to public companies.

        As a public company, we will be required to report control deficiencies that constitute a material weakness in our internal control over financial reporting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls." We will also be required to obtain an audit report from our independent registered public accounting firm regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, if we or our independent registered public accounting firm are unable to conclude that our internal control over financial reporting are effective or if we fail to comply with our financial reporting requirements, investors may lose confidence in the accuracy and completeness of our financial reports. In addition, we or members of our management could be the subject of adverse publicity, investigations and sanctions by regulatory authorities, including the SEC and the NYSE, and be subject to shareholder lawsuits. Any of the above consequences could cause our stock price to decline materially and could impose significant unanticipated costs on us.

We will incur higher costs as a result of being a public company, which may be significant. If we fail to accurately predict or effectively manage these costs, our operating results could be materially and adversely affected.

        As a public company, we will incur higher accounting, purchasing, treasury, legal, risk management, corporate governance and other support expenses than we did as a part of the Rio Tinto Group, which may be significant. The Sarbanes-Oxley Act, as well as similar or related rules adopted by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE, have imposed substantial requirements on public companies, including requirements for corporate governance practices and for internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our accounting, legal and other costs and to make some activities more time-consuming. We also will need to hire additional accounting, legal and administrative staff with experience working for public companies. Initially, we intend to enter into short-term arrangements with third-party service providers for certain services, such as legal, external financial reporting, external communications and investors relations. We may be unable to enter into these arrangements on terms that are favorable to us, or at all. In addition, these service providers may not provide these services at levels sufficient to comply with these requirements. We also may not be able to successfully transition away from these third-party service providers. Moreover, the rules that will be applicable to us as a public company after this offering could make it more difficult and expensive for us to attract and retain qualified members of our board of directors and qualified executive officers. We also anticipate that these rules will make it difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. While our pro forma consolidated financial statements reflect certain of our estimates of the expected costs as a public company, these estimates may not be accurate or complete and our costs may be greater than anticipated. If we fail to predict these costs accurately or to manage these costs effectively, our operating results could be adversely affected. See "Unaudited Pro Forma Consolidated Financial Information."

Our operations may affect the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, any of which could result in material liabilities to us.

        Our operations currently use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate were used for coal mining and/or involved hazardous materials either before or after we were involved with these locations. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts, natural resource damages and other damages, as well as for the investigation and clean up of soil, surface water, groundwater, and other media. These claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we or predecessor entities owned or operated in the past, and at contaminated third-party sites at which we have disposed of waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share.

        These and similar unforeseen impacts that our operations may have on the environment, as well as human exposure to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions and greenhouse gases, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

        The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants are expected to be proposed or become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

        One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. Future regulation of greenhouse gases in the U.S. could occur pursuant to future U.S. treaty commitments, if any, pursuant to the Kyoto Protocol or otherwise, new domestic legislation that, for example, may establish a carbon tax or cap-and-trade program, regulation by the U.S. Environmental Protection Agency, or the EPA, in response to the recent U.S. Supreme Court ruling in Massachusetts v. EPA that the EPA has authority to regulate carbon dioxide emissions under the Clean Air Act, or otherwise. State and regional climate change initiatives, such as the Regional Greenhouse Gas Initiative of certain northeastern and mid-atlantic states, the Western Climate Initiative, the Midwestern Greenhouse Gas Reduction Accord, and the California Global Warming Solutions Act, either have already taken effect or may take effect before federal action. The permitting of new coal-fired power plants has also recently been contested by state regulators and environmental organizations for concerns related to greenhouse gas emissions from the new plants.

        Considerable uncertainty is associated with these air emissions initiatives. The content of new treaties or legislation is not yet determined, and many of the new regulatory initiatives remain subject to review by federal or state agencies or the courts. These more stringent air emissions limitations, however, will likely require significant emissions control expenditures for many coal-fired power plants and could have the effect of making coal-fired plants less profitable. As a result, these power plants may switch to other fuels that generate less of these emissions or install more effective pollution control equipment that reduces the need for low sulfur coal, possibly reducing future demand for coal and the construction of coal-fired power plants. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal. Our business strategy and the EIA's expectations for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future which may not occur. Alternatively, less stringent air emissions limitations to the extent enacted could also have a material adverse effect on the demand for and prices received for our coal. See "Environmental and Other Regulatory Matters."

Extensive environmental regulations impose significant costs on our mining operations, and future regulations could materially increase those costs or limit our ability to produce and sell coal.

        The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

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  limitations on land use;

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  mine permitting and licensing requirements;

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  reclamation and restoration of mining properties after mining is completed;

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  management of materials generated by mining operations;

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  the storage, treatment and disposal of wastes;

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  remediation of contaminated soil and groundwater;

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  air quality standards;

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  water pollution;

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  protection of human health, plant-life and wildlife, including endangered or threatened species;

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  protection of wetlands;

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  the discharge of materials into the environment;

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  the effects of mining on surface water and groundwater quality and availability; and

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  the management of electrical equipment containing polychlorinated biphenyls.

        The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

        New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. See "Environmental and Other Regulatory Matters."

Because we produce and sell coal with low sulfur content, a reduction in the price of sulfur dioxide emission allowances or increased use of technologies to reduce sulfur dioxide emissions could materially and adversely affect the demand for our coal and our results of operations.

        Our customers' demand for our low sulfur coal, and the prices that we can obtain for it, are affected by, among other things, the price of sulfur dioxide emissions allowances. These emission allowances are tradeable authorizations regulated under the Clean Air Act that allow electric power plants to emit certain amounts of sulfur dioxide during a given year. Low prices of these emissions allowances could make our low sulfur coal less attractive to our customers. In addition, more widespread installation by electric utilities of technology that reduces sulfur emissions, which could be accelerated by increases in the prices of emissions allowances, may make high sulfur coal more competitive with our low sulfur coal. This competition could materially and adversely affect our business and results of operations.

Extensive governmental regulation pertaining to employee safety and health imposes significant costs on our mining operations and materially and adversely affect our results of operations.

        Federal and state safety and health regulations in the coal mining industry are among the most comprehensive and pervasive systems for protection of employee safety and health affecting any segment of U.S. industry. Compliance with these requirements imposes significant costs on us and can result in reduced productivity.

        The possibility exists that new health and safety legislation and/or regulations and orders may be adopted that may materially and adversely affect our mining operations. For example, in response to underground mine accidents in the past several years, state and federal legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing all forms of mining, including increased sanctions for non-compliance. While this increased scrutiny has been generally targeted at underground mining operations, it has impacted surfacing mining as well. In 2006, Congress enacted the Mine Improvement and New Emergency Response Act, or MINER Act, which imposed additional burdens on all coal operators, including, among other matters:

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  obligations related to:
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  the development of new emergency response plans;

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  ensuring the availability of mine rescue teams; and

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  prompt notification of federal authorities of incidents that pose a reasonable risk of death; and

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  increased penalties for violations of the applicable federal laws and regulations.

        There is also a possibility that new federal legislation known as the Supplemental Mine Improvement and New Emergency Response Act, or S-MINER Act, could be passed in 2008 or thereafter. Although primarily directed towards underground mining, the S-MINER Act would impose more stringent health and safety requirements and could adversely affect our mining operations. Various states also have enacted their own new laws and regulations addressing many of these same subjects. Our compliance with these or any new mine health and safety regulations could materially and adversely increase our mining costs.

        We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers' compensation liabilities, it could harm our future operating results. Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before July 1973. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchasers of our coal under our coal sales agreements, our operating costs could be increased and our results could be materially and adversely harmed. If new laws or regulations increase the number and award size of claims, it could materially and adversely harm our business. See "Environmental and Other Regulatory Matters." In addition, the erosion through tort liability of the protections we are currently provided by workers' compensation laws could increase our liability for work-related injuries and materially and adversely affect our operating results.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers' demands.

        Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue force majeure notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices in connection with these closures. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

We may be unable to obtain, maintain or renew permits necessary for our operations, which would materially reduce our production, cash flow and profitability.

        Mining companies must obtain a number of permits that impose strict regulations on various environmental and operational matters in connection with coal mining. These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens' lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued or renewed in a timely fashion or at all, or permits issued or renewed may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow, and profitability.

The availability and reliability of transportation and increases in transportation costs, particularly for rail systems, could materially and adversely affect the demand for our coal or impair our ability to supply coal to our customers.

        Transportation costs, particularly rail transportation costs, represent a significant portion of the total cost of coal for our customers, and the cost of transportation is a key factor in a customer's purchasing decision. Increases in transportation costs or the lack of sufficient rail capacity or availability could make coal a less competitive source of energy or could make the coal produced by us less competitive than coal produced from other regions, either of which could lead to reduced coal sales and/or reduced prices we receive for the coal. To the extent rail transportation costs increase and our customers are unable to pass the costs on to consumers, our customers may not be willing to pay the prices we would like to charge for our coal or they may reduce the amounts of coal they purchase. This may limit our ability to increase our prices or cause us to reduce our prices.

        Our ability to sell coal to our customers depends primarily upon third-party rail systems. If our customers are unable to obtain rail or other transportation services, or to do so on a cost-effective basis, our business and growth strategy could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery to our customers. In particular, much of the PRB is served by two rail carriers and two of our mines in the Northern PRB are only serviced by one rail carrier. The loss of access to rail capacity in the PRB could create temporary disruption until this access was restored, significantly impairing our ability to supply coal and resulting in materially decreased revenues. Our ability to open new mines or expand existing mines may also be affected by the availability and cost of rail or other transportation systems available for servicing these mines.

        While we are a party to some transportation contracts, our coal customers typically contract for, and pay directly for transportation of coal from the mine or port to the point of use. Disruption of these transportation services because of weather-related problems, mechanical difficulties, train derailment, bridge or structural concerns, infrastructure damage, whether caused by ground instability, accidents or otherwise, strikes, lock-outs, lack of fuel or maintenance items, fuel costs, transportation delays, accidents, terrorism or domestic catastrophe or other events could temporarily or over the long term impair our ability to supply coal to our customers and our customers' ability to take our coal and, therefore, could materially and adversely affect our business and results of operations.

        Increases in transportation costs, including the price of gasoline, diesel fuel and other petroleum fuels, could make coal a less competitive source of energy when compared to alternative means of production or could make coal produced in one region of the U.S., such as the PRB, less competitive than coal produced in other regions of the U.S. or abroad. Any of these factors could materially and adversely affect the demand for our coal or impair our ability to supply coal to our customers.

A shortage of skilled labor in the mining industry could reduce labor productivity and increase costs, which could materially and adversely affect our business and results of operations.

        Efficient coal mining using modern techniques and equipment requires skilled laborers in multiple disciplines such as electricians, equipment operators, mechanics, engineers and welders, among others. Current shortages for these types of skilled labor exist. If the shortage of skilled labor continues or worsens or we are unable to train the necessary number of laborers, our labor and overall productivity or costs could be adversely affected, either of which could have a material adverse effect on our business and results of operations.

        As a result of current favorable market conditions and the high demand for skilled labor in the region in which we operate, we are experiencing a record level of labor costs. Our labor costs were approximately 19.0% of our cost of product sold for the year ended December 31, 2007. We also utilize external contractors for portions of our operations, and the costs of these contractors has increased as well. As of June 30, 2008, we had 430 external contractors on a full time equivalent basis. This number fluctuates from time to time. If coal prices decrease in the future and labor and contractor prices are not reduced commensurately, or if we experience materially increased health and benefit costs with respect to our employees, our results of operations could be materially and adversely affected.

Changes in purchasing patterns in the coal industry may make it difficult for us to enter into new contracts with customers, or do so on favorable terms, which could materially and adversely affect our business and results of operations.

        We sell most of our coal under long-term coal sales agreements, which we generally define as contracts with a term of one to five years. The remaining amount not subject to long-term coal sales agreements is sold as spot sales in term allotments of less than 12 months. For the year ended December 31, 2007, approximately 92.3% of our revenues was derived from coal sales that were made under long-term coal sales agreements. The prices for coal shipped under these agreements are typically fixed for an agreed amount of time. Pricing in some of these contracts is subject to certain adjustments in later years or under certain circumstances, and may be below the current market price for similar type coal at any given time, depending on the timeframe of the contract. As a consequence of the substantial volume of our forward sales, we have less coal available to sell under short-term contracts with which to immediately capitalize on higher coal prices, if and when they arise. In addition, in some cases, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase additional volumes allowable under some contracts at contract prices that are lower than current spot prices. When our current contracts with customers expire or are otherwise renegotiated, our customers may decide not to extend or enter into new contracts or our customers may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. We have one significant broker sales contract which in 2007 contributed $116.6 million of revenue and income before tax of $38.3 million after an amortization charge for the related contract rights of $34.2 million. Final deliveries are expected to be made under this contract in the first quarter of 2010 at which time we expect the contract to expire. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenues."

        As electric utilities customers continue to adjust to higher price volatility, increased fungibility of coal products, frequently changing regulations and the increasing deregulation of their industry, they are becoming less willing to enter into long-term coal sales contracts and are instead purchasing higher percentages of coal under short-term sales contracts. These trends could continue in the future and, to the extent our customers shift away from long-term supply contracts, it becomes more difficult to predict our future sales. This could materially and adversely affect our business and results of operations as it becomes less certain that we will have a market for our future production at acceptable prices. The prices we receive in the spot market may be less than the contractual price an electric utility is willing to pay for a committed supply. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.

Failure to obtain, maintain or renew our security arrangements, such as surety bonds or letters of credit, in a timely manner and on acceptable terms could affect our ability to secure reclamation and coal lease obligations, and materially and adversely affect our ability to mine or lease coal.

        Federal and state laws require us to secure payment of certain long-term obligations, such as mine closure or reclamation costs and federal and state workers' compensation costs, including black lung. Currently, almost all of our obligations are secured by surety bonds and at December 31, 2007, we had $395.4 million of surety bonds in place (including our proportional share of the Decker mine and $96.7 million with respect to Colowyo and other non-coal businesses). Certain business transactions, such as coal leases and other obligations, may also require bonding. These bonds are typically renewable annually. We may have difficulty maintaining or renewing our surety bonds. Surety bond issuers and holders at times may be less willing to renew the bonds or may demand higher interest rates, additional collateral or other less favorable terms upon those renewals. The ability of surety bond issuers and holders to demand additional collateral or other less favorable terms has increased as companies become less willing to issue these bonds. Because we are required by state and federal law to have these bonds in place before mining can commence, or to continue mining operations, our failure to maintain, or our inability to acquire, surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease coal. That failure or inability could result from a variety of factors including, without limitation, lack of availability, our lack of affiliation with the Rio Tinto Group, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit facility then in place.

        At December 31, 2007, we had $328.1 million of letters of credit in place, substantially all of which serve as collateral for reclamation surety bonds (including our proportional share of the Decker mine and $8.6 million with respect to Colowyo and other non-coal businesses). We expect that any future credit facility will provide for a revolving credit facility of $             million, of which up to $             million may be used for letters of credit. If we do not maintain sufficient borrowing capacity under our expected credit facility for additional letters of credit, we may be unable to obtain or renew surety bonds required for our mining operations.

If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be greater than anticipated.

        All of our mines are surface mining operations. The Surface Mining Control and Reclamation Act of 1977, or SMCRA, and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining. We estimate our total reclamation and mine-closing liabilities based on permit requirements, engineering studies and our engineering expertise related to these requirements. The estimate of ultimate reclamation liability is reviewed periodically by our management and engineers. The estimated liability can change significantly if actual costs vary from our original assumptions or if governmental regulations change significantly. Statement of Financial Accounting Standards, or SFAS, No. 143, Accounting for Asset Retirement Obligations, requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. In estimating future cash flows, we consider the estimated current cost of reclamation and apply inflation rates and a third-party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of us. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts change significantly from our assumptions, which could have a material adverse effect on our results of operation and financial condition. See "Management's Discussion and Analysis—Off-Balance Sheet Arrangements" for a description of our estimated costs of these liabilities.

Our ability to collect payments from our brokers and customers could be impaired if their creditworthiness deteriorates.

        Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our brokers and customers. We have contracts to supply coal to energy trading and brokering companies under which they purchase the coal for their own account or resell the coal to end users. If the creditworthiness of the energy trading and brokering companies or any of our customers with which we contract declines, this would increase the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these customers or energy trading and brokering companies. In addition, our customer base may change with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear for customer payment default. These new power plant owners may have credit ratings that are below investment grade, or may become below investment grade after we enter into contracts with them. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.

If the third-party sources we use to supply coal are unable to fulfill the delivery terms of their contracts, our results of operations could be materially and adversely affected.

        To fulfill deliveries under our coal sales agreements, we may from time to time purchase coal through third-party sources. For the year ended December 31, 2007 and the three months ended March 31, 2008, we purchased 6.3 million tons and 1.4 million tons, respectively, from third-party sources for delivery during those periods. We also from time to time use third-party sources to sell our coal. Our profitability and exposure to loss on these transactions or relationships is dependent upon the reliability, including the financial viability, of the third-party coal producer, and on the price of the coal supplied by the third-party or sold by us. Operational difficulties, changes in demand and other factors beyond our control could affect the availability, pricing and quality of coal purchased by us. Disruptions in the quantities or qualities of coal purchased by us could affect our ability to fill our customer orders or require us to purchase coal, including at higher prices, from other sources in order to satisfy those orders. If we are unable to fill a customer order or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose existing customers, and our results of operations could be adversely affected.

Certain provisions in our coal sales contracts may provide limited protection during adverse economic conditions, result in temporary suspension of performance under the contracts or may result in economic penalties upon a failure to meet specifications, any of which may cause our revenues and profits to suffer.

        Most of our sales contracts contain provisions that allow for the base price of our coal in these contracts to be adjusted due to new statutes, ordinances or regulations that affect our costs related to performance. A few of our sales contracts also contain provisions that allow for the purchase price to be renegotiated at periodic intervals. Index-based pricing, "price re-opener" and other similar provisions in sales contracts may reduce the protection available under long-term contracts from short-term coal price volatility. Price re-opener and index provisions, which can be either renegotiated or based on a fixed formula, are present in contracts covering approximately 25% of our tonnage commitments in 2008 and beyond. These provisions may allow either party to commence a renegotiation of the contract price at a pre-determined time. Price re-opener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to negotiate a new price, sometimes between a specified range of prices. In some circumstances, a significant adjustment in base price or the failure of the parties to agree on a price under a price re-opener provision can lead to termination of the contract. Any adjustment or renegotiations leading to a significantly lower contract price could result in decreased revenues. These provisions only apply to the base price of coal contained in these supply contracts. Accordingly, sales contracts containing these terms may provide only limited protection during adverse market conditions or changes in regulations. Quality and volumes for the coal are stipulated in coal sales agreements. In most cases, the annual pricing and volume obligations are fixed although in some cases the volume specified may vary depending on the quality of the coal. In a relatively small number of contracts customers are allowed to vary the amount of coal taken under the contract. Most of our coal sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash and ash fusion temperature. Failure to meet these specifications can result in economic penalties, including price adjustments, suspension, rejection or cancellation of deliveries or termination of the contracts. Many of our contracts contain clauses which in some cases may allow customers to terminate the contract in the event of certain changes in environmental laws and regulations.

        Coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by us, or our customers during the duration of specified events beyond the control of the affected party, including events such as strikes, adverse mining conditions, mine closures, serious transportation problems that affect us or the buyer or unanticipated plant outages that may affect the buyer. Some contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer. Agreements between our customers and the railroads servicing our mines may also contain force majeure provisions. Generally, our coal sales agreements allow our customer to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure.

Acquisitions that we may undertake in the future involve a number of risks, any of which could cause us not to realize the anticipated benefits.

        We have focused on strategic acquisitions and subsequent expansions of large, low cost, low sulfur operations in the PRB and replacement of, and additions to, our reserves through the acquisition of companies, mines and reserves. We intend to pursue acquisition opportunities in the future. If we are unable to successfully integrate the companies, businesses or properties we acquire, or reserves that we lease or otherwise acquire, our profitability may decline, which could negatively impact our business, financial condition or results of operations. Acquisition transactions involve various risks, including:

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  uncertainties in assessing the value, strengths, and potential profitability of acquisition candidates, including higher than expected costs for the acquisition;

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  uncertainties in identifying the extent of all weaknesses, risks, contingent and other liabilities, including environmental or mine safety liabilities of acquisition candidates;

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  changes in business, industry, market, or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition, including increases in the cost of the acquisition;

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  problems that could arise from the integration of the acquired business, including any divestments required by regulatory agencies in connection with these acquisitions;

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  the inability to achieve identified operating and financial synergies anticipated to result from an acquisition;

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  the potential loss of key customers, management or employees of an acquired business;

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  the nature and composition of the workforce, including the acquisition of a unionized workforce;

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  diversion of our management's attention from other business concerns;

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  regulatory challenges for completing and operating the acquired business, including opposition from environmental groups or regulatory agencies;

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  environmental or geological problems in the acquired properties, including factors that make the coal unsuitable for intended customers due to ash, heat value, moisture or contaminants; and

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  inability to acquire sufficient surface rights to enable extraction of the coal resources.

        Any one or more of these factors could cause us not to realize the benefits we might anticipate from an acquisition. Moreover, any acquisition opportunities we pursue could materially increase our liquidity and capital resource needs and may require us to incur indebtedness, seek equity capital or both. In addition, future acquisitions could result in our assuming significant long-term liabilities relative to the value of the acquisitions.

We do not currently operate the Decker mine, in which we hold a 50% interest, and our results of operation could be adversely affected if the third-party mine operator fails to effectively operate the mine. In addition, our future credit arrangements may limit our ability to contribute cash to the Decker mine.

        Through our indirect, wholly-owned subsidiary, we hold a 50% interest in the Decker mine in Montana through a joint venture agreement with an indirect, wholly-owned subsidiary of Level 3. The Decker mine is managed by a third-party mine operator. While we participate in the management committee of the Decker mine under the terms of the joint venture agreement, we do not control the daily management of the Decker mine and our employees do not participate in the day-to-day operations of the mine. If the third-party mine operator fails to manage the Decker mine effectively, our results of operation could be adversely affected.

        While capital contributions to the Decker joint venture have historically been made at the discretion of the management committee, under the terms of the joint venture agreement we may be required to contribute our proportional share of funds to carry on the business of the joint venture or to cover liabilities. In the event that either joint venture partner does not contribute its share of operating expenses, including reclamation expenses when due, or other liabilities, the other partner is not required to assume their obligation, but may have joint and several liability as a matter of law. In addition, if we do not provide our proportional share or our joint venture partner does provide its proportional share, our interest in the profits from the Decker mine will be adjusted proportionally until such time as the contributions among us and our joint venture partner become equal. Our future credit arrangements may include provisions limiting our ability to make contributions to the Decker joint venture.

Our work force could become unionized in the future, which could adversely affect the stability of our production and materially reduce our profitability.

        All of our mines, other than the Decker mine, which we do not operate, are operated by non-union employees. Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union, and in the past unions have conducted limited organizing activities in this regard. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could adversely affect the stability of our production and materially reduce our profitability. In addition, even if we remain a non-union operation, our business may still be adversely affected by work stoppages at unionized companies or unionized transportation and service providers.

        We hold a 50% interest in the Decker mine, which is a union-based operation. Although we do not have any employees at the Decker mine, these union-represented employees could strike, which could adversely affect production at the Decker mine, increase Decker's costs and disrupt shipments of coal from the Decker mine to its customers, all of which could materially and adversely affect Decker's profitability and the value of our investment in Decker.

Provisions in our federal and state lease agreements, or defects in title or the loss of a leasehold interest in certain property or reserves or related surface rights, could limit our ability to mine our coal reserves.

        We conduct a significant part of our coal mining operations on federal coal that is leased through the LBA process. We also conduct a portion of our operations on coal that is leased from the states of Montana or Wyoming, as applicable. Under these federal and state leases, if the leased coal reserves are not diligently developed during the initial 10 years of the leases or if certain other terms of the leases are not complied with, including the requirement to produce a minimum quantity of coal or pay a minimum production royalty, if applicable, the BLM or the applicable state regulatory agency can terminate the lease prior to the expiration of its term. If any of our federal or state leases are terminated, we would be unable to mine the affected coal and our business and results of operations could be materially adversely affected.

        We also lease from private third parties or own outright a smaller portion of our reserves. A title defect or the loss of any of these private leases or the surface rights related to any of our reserves, including reserves acquired through the LBA process, could adversely affect our ability to mine the associated coal reserves. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property. In addition, these leasehold interests may be subject to superior property rights of other third parties. Further, title or other defects in surface rights held by us or other third parties could impair our ability to mine the associated coal reserves. In order to conduct our mining operations on properties where defects exist, we may incur unanticipated costs or could even lose our right to mine.

Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war may materially and adversely affect our business and results of operations.

        Terrorist attacks and threats, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Future terrorist attacks, rumors or threats of war, actual conflicts involving the U.S. or its allies, or military or trade disruptions affecting our customers may significantly affect our operations and those of our customers. Strategic targets such as energy-related assets and transportation assets may be at greater risk of future terrorist attacks than other targets in the U.S. Disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business and results of operations, including from delays or losses in transportation, decreased sales of our coal or extended collections from customers that are unable to timely pay us in accordance with the terms of their supply agreement.

Risks Related to Our Separation from Rio Tinto and Our Relationship with Rio Tinto

We will rely on Rio Tinto to provide us with certain key services for our business pursuant to the terms of a transition services agreement for a limited transition period. If Rio Tinto fails to perform its obligations under the agreement or if we do not find equivalent replacement services, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

        As part of the Rio Tinto Group certain key services are currently provided by various members of the Rio Tinto Group, including services related to treasury, accounting, procurement, legal services, information technology, employee benefit and welfare plans. Prior to the completion of this offering, we will enter into a transition services agreement, whereby Rio Tinto will provide us with certain of these key services for a transition period not to exceed nine months, including services relating to finance, information technology, procurement and benefits administration, among others, although in some cases, such services will be provided on a more limited basis than we have received previously. We believe it is necessary for Rio Tinto to provide these services for us to facilitate the efficient operation of our business as we transition to becoming a public company and are able to obtain such services directly. We will, as a result, initially be dependent on Rio Tinto for transition services following this offering. See "Arrangements Between Rio Tinto and Us." Once the nine-month transition period specified in the transition services agreement has expired, or if Rio Tinto fails to perform its obligations under the transition services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely and cost-effective basis on terms that are favorable to us, or at all.

Our results as a separate, stand-alone company could be significantly different from those portrayed in our historical financial results.

        The historical financial information included in this prospectus has been derived from the consolidated financial statements of Rio Tinto and does not necessarily reflect what our financial position, results of operations, cash flows, costs or expenses would have been had we been a separate, stand-alone company during the periods presented. Rio Tinto did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. In addition, the historical consolidated financial information includes financial information for certain other operations, including with respect to the Colowyo mine, which will remain part of Rio Tinto following the completion of this offering. The historical costs and expenses reflected in our consolidated financial statements also include allocations of general and administrative costs and Rio Tinto headquarters overhead costs from Rio Tinto and its subsidiaries. These expenses are estimates and were based on what we and Rio Tinto considered to be reasonable allocations of the historical costs incurred by Rio Tinto to provide these services required in support of our business.

        Accordingly, our historical consolidated financial information may not be reflective of our financial position, results of operations, cash flows, costs or expenses had we been a separate, stand-alone company during the periods presented, and the historical financial information may not be a reliable indicator of what our financial position, results of operations, cash flows, costs or expenses will be in the future.

        In preparing the pro forma consolidated financial information included elsewhere in this prospectus, we have made certain adjustments to the historical consolidated financial information based upon currently available information and upon estimates and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions related to our separation from Rio Tinto. However, these estimates are predicated on assumptions, judgments and other information which are inherently uncertain.

        These estimates and assumptions used in the preparation of the pro forma consolidated financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma consolidated financial information included elsewhere in this prospectus does not purport to represent what our results of operations would actually have been had we operated as a separate, independent company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma consolidated financial statements and related notes. See "Unaudited Pro Forma Consolidated Financial Information."

We will be required to pay Rio Tinto America or its affiliate for most of the benefits relating to any additional tax depreciation, amortization and cost depletion deductions we may claim as a result of the tax basis step-up we receive in connection with this offering and related transactions.

        This offering and related transactions are expected to increase the tax bases of our subsidiaries in their tangible and intangible assets, as well as our basis in our subsidiaries' equity. These increases in tax basis are expected to increase our depreciation, amortization and cost depletion deductions and therefore reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future, although the U.S. Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

        We intend to enter into a tax receivable agreement with Rio Tinto America or its affiliate that will provide for the payment by us to Rio Tinto America or its affiliate of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we will actually realize as a result of the increases in tax basis that we will receive in connection with this offering and related transactions, and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. While the amount and timing of any payments under this agreement will vary depending upon a number of factors, including the amount and timing of our income and the continued existence of or any changes to current U.S. federal, state and local tax laws (including the rules governing depletion), we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of our subsidiaries, the payments that we may make to Rio Tinto America or its affiliate will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation, amortization and cost depletion deductions, we expect that our future payments to Rio Tinto America or its affiliate under the tax receivable agreement will range from approximately $             million to $             million over the term of the agreement and will be payable over the next          years. The payments under the tax receivable agreement will not be conditioned upon Rio Tinto America's or its affiliate's continued ownership of our stock. Our obligations under the tax receivable agreement may affect our available cash, and we may need to incur debt to finance payments under the tax receivable agreement to the extent that our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

        Our ability to achieve benefits from any tax basis increase, and the payments expected to be made under the tax receivable agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

Rio Tinto America or its affiliates may have interests that differ from your interests as stockholders, and they may be able to influence our business and affairs.

        Upon the completion of this offering, our largest shareholder, Rio Tinto America, will own, in the aggregate, approximately             % of our outstanding common stock, or approximately            % if the underwriters exercise their over-allotment option in full. As a result, Rio Tinto America would be our largest shareholder and, while it continues to own a large amount of our stock, it will be able to influence any matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. Rio Tinto America or its affiliates may have interests that differ from your interests, and they may vote in a way with which you disagree and that may be materially adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may adversely affect the market price of our common stock.

Rio Tinto may benefit from corporate opportunities that might otherwise be available to us.

        Rio Tinto will continue to hold certain coal assets in the U.S. and abroad following the completion of this offering, including the Colowyo mine in Colorado that has been included in our historical business and may compete with our continuing business. Rio Tinto may expand, through development of its remaining coal business, acquisitions or otherwise, its operations that directly or indirectly compete with us. For one year following the completion of this offering, Rio Tinto will not pursue any competitive activity or acquisition in the coal industry within the PRB. Following the completion of this offering, if a corporate opportunity is offered to Rio Tinto or one or more of Rio Tinto's executive officers or directors that relates to any competitive activity or acquisition in the coal industry:

  •
  within the PRB after the one-year period referred to above or

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  outside of the PRB

no such person shall be liable to us or any of our shareholders (or any affiliate thereof) for breach of any fiduciary or other duty by reason of the fact that the person, including Rio Tinto and its affiliates, pursues or acquires the business opportunity, directs the business opportunity to another person or fails to present the business opportunity, or information regarding the business opportunity, to us, unless, in the case of any person who is a director or executive officer of us, the business opportunity is expressly offered to the director or executive officer in his or her capacity as an executive officer or director of our company.

        In addition, Rio Tinto may have other business interests and may engage in any other businesses not specifically prohibited which could compete with us, and these potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Rio Tinto to itself or other members of the Rio Tinto Group. See "Description of Capital Stock."

Our directors and executive officers have potential conflicts of interest with us and your interests as stockholders.

        We expect that, following this offering, one of our directors will also be an executive officer of Rio Tinto or its affiliates. This director owes fiduciary duties to our stockholders, which may conflict with the director's role as an executive officer of Rio Tinto or its affiliates. As a result, in connection with any transaction or other relationship involving both companies, this director may, but is not required to, recuse himself and would therefore not participate in any board action relating to these transactions or relationships.

        Our chief executive officer and some of our directors own shares of Rio Tinto or options to purchase Rio Tinto common stock, which may be of greater value than their ownership of our common stock. Ownership of Rio Tinto shares by our directors and executive officers could create, or appear to create, potential conflicts of interest when directors and executive officers are faced with decisions that could have different implications for Rio Tinto or its affiliates than they do us.

Our agreements with Rio Tinto related to this offering and our separation from Rio Tinto may be less favorable to us than similar agreements between unaffiliated third parties.

        We will enter into various agreements with Rio Tinto in connection with the separation while we are a part of the Rio Tinto Group. These agreements may be less favorable to us than similar agreements negotiated between unaffiliated third parties. Pursuant to our agreements with Rio Tinto, we have agreed to indemnify Rio Tinto for liabilities related to our business and certain liabilities related to this offering. See "Arrangements Between Rio Tinto and Us" for a description of these indemnification obligations, as well as the other terms and obligations of our agreements with Rio Tinto. The allocation of assets and liabilities between Rio Tinto and us may not reflect the allocation that would have been reached by two unaffiliated parties.

Third parties may seek to hold us responsible for liabilities of Rio Tinto that we did not assume in our separation.

        Third parties may seek to hold us responsible for liabilities of Rio Tinto related to the Colowyo mine and the uranium business, which will remain with Rio Tinto following the completion of this offering. Under the indemnification agreement, Rio Tinto will agree to indemnify us for claims and losses relating to these liabilities. If those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Rio Tinto.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price could be volatile and could decline for a variety of reasons following this offering, resulting in a substantial loss on your investment.

        Currently, there is no public trading market for our common stock. We cannot predict the extent to which investor interest will lead to an active trading market for our common stock or the prices at which our common stock will trade following this offering. If an active trading market does not develop, you may have difficulty selling any common stock that you buy and the value of your shares may be impaired.

        The initial public offering price for our shares of common stock will be determined by negotiations between the representatives of the underwriters and us and our affiliates. This price may not reflect the market price of our common stock following this offering. You may be unable to resell the common stock you purchase at or above the initial public offering price.

        The stock markets generally have experienced extreme volatility, often unrelated to the operating performance of the individual companies whose securities are traded publicly. Broad market fluctuations and general economic conditions may materially adversely affect the trading price of our common stock.

        Significant price fluctuations in our common stock could result from a variety of other factors, including, among other things, actual or anticipated fluctuations in our operating results or financial condition, new laws or regulations or new interpretations of existing laws or regulations applicable to our business, sales of our common stock by our stockholders and any other factors described in this "Risk Factors" section of this prospectus.

If securities analysts do not publish research or reports about our company and our industry, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will depend in part on the research and reports that securities analysts publish about our company and our industry. We do not control these analysts. One or more analysts could downgrade our stock or issue other negative commentary about our company or our industry. In addition, we may be unable or slow to attract research coverage, and the analysts who publish information about our common stock will have had relatively little recent experience with our company, which could affect their ability to accurately forecast our results or make it more likely that we fail to meet their estimates. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price for our stock could decline.

Future sales of our common stock could cause our stock price to decline.

        Upon completion of this offering, we will have                        shares of unregistered common stock outstanding. Sales of substantial amounts of our unregistered common stock in the public market, including by Rio Tinto America, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly. Rio Tinto America intends to sell its remaining shares of our common stock as soon as practicable depending on market conditions and any applicable contractual or legal restrictions. In connection with this offering, Rio Tinto America has entered into a lock-up agreement that prevents the sale of its shares of our common stock for up to              days after the date of this prospectus, subject to carve-outs and an extension in certain circumstances as set forth in "Underwriting."

        Following the expiration of the lock-up period, Rio Tinto America will have the right, subject to certain conditions, to require us to register the sale of any shares held by them under the federal securities laws. This could cause the prevailing market price of our common stock to decline. Approximately                        shares of our common stock will be, directly or indirectly, subject to a registration rights agreement upon completion of this offering.

        We intend to file a registration statement with the Securities and Exchange Commission covering                        shares subject to options outstanding under our stock incentive plans, as of the closing of this offering.

        A decline in the trading price of our common stock due to the occurrence of any future sales might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and may cause you to lose part or all of your investment in our shares of common stock.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common stock.

        Our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or a change in control over us that shareholders may consider favorable. Among other things, our certificate of incorporation and bylaws:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;

  •
  do not provide for cumulative voting;

  •
  provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

  •
  limit the calling of special meetings of shareholders;

  •
  provide that shareholder action may only be taken by unanimous written consent;

  •
  require supermajority shareholder voting to effect certain amendments to our certificate of incorporation and our bylaws; and

  •
  require shareholders to provide advance notice of new business proposals and director nominations under specific procedures.

        See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," "would" or similar words. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. Our forward-looking statements include, but are not limited to, information in this prospectus regarding our reserves, the LBA acquisition process, our business and growth strategy, expectations for pricing conditions and demand in the U.S. and foreign coal industries and in the PRB, our ability to operate our business as a stand-alone company and market data related to the domestic and foreign coal industry. In particular, there are forward-looking statements under "The Coal Industry," "Business—Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." There may be events in the future, however, that we are not able to predict accurately or control. The factors listed under "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operation and financial position. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

  •
  the contract prices we receive for coal;

  •
  market demand for domestic and foreign coal, electricity and steel;

  •
  future economic or capital market conditions;

  •
  our ability to produce coal at existing and planned operations;

  •
  the availability and cost of LBA acquisitions and surface rights;

  •
  the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

  •
  the impact of our Corporate Reorganization and Financing;

  •
  our plans and objectives for future operations and the acquisition or development of additional coal reserves or other acquisition opportunities;

  •
  our relationships with, and other conditions affecting, our customers;

  •
  timing of reductions or increases in customer coal inventories;

  •
  long-term coal sales arrangements;

  •
  risks in coal mining;

  •
  environmental laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers' coal usage;

  •
  future legislation and changes in regulations or governmental policies or changes in interpretations thereof;

  •
  the number of coal-fired plants built in the future versus expectations;

  •
  weather conditions or catastrophic weather-related damage;

  •
  changes in energy policy;

  •
  competition;

  •
  coal's domestic and foreign market share of electricity generation;

  •
  the availability and cost of competing energy resources;

  •
  railroad and other transportation performance and costs;

  •
  disruptions in delivery or changes in pricing from third-party vendors of raw materials and other consumables which are necessary for our operations, such as explosives, petroleum-based fuel, tires, steel and rubber;

  •
  our ability to obtain services that have otherwise been provided by Rio Tinto;

  •
  our assumptions concerning economically recoverable coal reserve estimates;

  •
  our existing or future indebtedness;

  •
  employee workforce factors;

  •
  regulatory and court decisions;

  •
  changes in postretirement benefit and pension obligations;

  •
  our assumptions concerning our reclamation and mine closure obligations;

  •
  our liquidity, results of operations and financial condition; and

  •
  other factors, including those discussed in "Risk Factors."

 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares by Rio Tinto America in this offering or if the underwriters exercise their overallotment option.

 DIVIDEND POLICY

        Our board of directors does not anticipate authorizing the payment of cash dividends on our common stock in the foreseeable future. Our board of directors intends to retain all available funds and any future earnings to fund the development and growth of our business and for servicing our debt. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, general business conditions, contractual restrictions, capital requirements, business prospects and any other factors our board of directors deems relevant. In the past, we operated as a wholly-owned subsidiary of Rio Tinto and, from time to time, paid cash dividends to Rio Tinto. Any dividends we historically paid to Rio Tinto are not indicative of our future dividend policy.

 OUR CORPORATE REORGANIZATION AND FINANCING

        We were incorporated in Delaware on July 31, 2008 in preparation for this offering, and, prior to this offering, we did not engage in any activities, except in preparation for certain corporate reorganization steps and in connection with this offering.

        Prior to the completion of this offering, through a series of reorganization transactions, Rio Tinto will separate certain Colorado-based coal, certain non-coal and other U.S. assets from Rio Tinto's western U.S. coal business. After those reorganization transactions, we will own Rio Tinto's western U.S. coal business except for the Colowyo mine in Colorado, which will remain with Rio Tinto, and a Rio Tinto affiliate will own 100% of our outstanding common stock. Rio Tinto America is selling            shares in this offering, assuming no exercise of the underwriter's overallotment option.

        In connection with this offering, we are entering into several separation-related transition services agreements and other agreements, which will govern both our separation and the ongoing business relationships between us and Rio Tinto. The principal agreements include the following:

  •
  Transition Services Agreement;

  •
  Registration Rights Agreement;

  •
  Tax Receivable Agreement; and

  •
  Indemnification Agreement.

For a description of these and other agreements, see the discussion under the heading "Arrangements Between Rio Tinto and Us."

        We intend to enter into a credit agreement and/or undertake other financing transactions with one or more lenders. We anticipate having $             million in term debt outstanding and up to $             million available under a revolving credit facility. We will also enter into letters of credit and bonding facilities. The net cash proceeds from this third-party debt incurred at the time of closing of this offering will be used to make payments to Rio Tinto.

 CAPITALIZATION

        The following table sets forth our unaudited capitalization as of March 31, 2008 on a pro forma basis to give effect to the following adjustments as if they occurred on March 31, 2008:

  •
  the separation of the Colowyo coal mine and uranium business from RTEA, which will remain with Rio Tinto;

  •
  the reorganization transactions and related adjustments that will occur in connection with this offering to separate us from Rio Tinto; and

  •
  the debt refinancing transactions.

        RTEA is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical consolidated financial statements.

        This table should be read in conjunction with "Our Corporate Reorganization and Refinancing," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information," and the consolidated financial statements and related notes thereto included in this prospectus.

As of March 31, 2008
Pro Forma
(dollars in thousands, except share and per share amounts)
Long-term debt-related party	$
Total long-term debt-bonds(1)
Total long-term debt-other(1)
New credit facility(2)
New term loan(3)
Shareholders' equity
Common stock ($0.01 par value, shares authorized; shares issued and outstanding)
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss

Total shareholder's equity

Total capitalization	$

    (1)
    Includes current portion of long-term debt.

    (2)
    We intend to enter into a $                        revolving credit facility in connection with this offering.

    (3)
    We intend to enter into a $                        term loan in connection with this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth our unaudited pro forma and actual consolidated statements of operations for the year ended December 31, 2007 and for the three months ended March 31, 2008, and the unaudited pro forma and actual consolidated balance sheet at March 31, 2008. We have derived the actual consolidated statement of operations data for the year ended December 31, 2007 from the audited consolidated financial statements of Rio Tinto Energy America Inc., as of and for the year ended December 31, 2007, included elsewhere in this prospectus. We have derived the actual consolidated statement of operations data for the three months ended March 31, 2008 and the actual consolidated balance sheet at March 31, 2008 from the unaudited consolidated financial statements of Rio Tinto Energy America Inc. as of and for the three months ended March 31, 2008, included elsewhere in this prospectus. The unaudited financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods.

        RTEA is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical financial statements.

        The unaudited pro forma consolidated financial information is based on our actual consolidated financial statements, included elsewhere in this prospectus, which, prior to the consummation of the offering were prepared on a carve-out basis from our parent company, Rio Tinto and its subsidiaries; such carve-out information is not intended to be a complete presentation of the operating results or financial position of our company on a stand-alone basis. The carve-out consolidated financial statements include corporate allocations of general and administrative costs and Rio Tinto headquarters overhead cost. We do not expect to continue to incur some of these charges as a stand-alone public company. These allocations were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the carve-out consolidated financial statements should not be relied upon as being representative of our financial position or operating results had we operated on a stand-alone basis, nor are they representative of our financial position or operating results following the offering.

        The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable and are described below in the accompanying notes.

        The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2008 is presented as if the elimination of the non-contributed entities, the reorganization and the debt refinancing occurred on March 31, 2008:

  •
  on an actual basis;

  •
  as adjusted to give effect to the elimination of non-contributed entities, and

  •
  on a pro forma basis, to give effect to the reorganization and related adjustments, to give effect to the debt refinancing.

        The accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 2007 and for the three months ended March 31, 2008 are presented as if the elimination of the non-contributed entities, the reorganization and the debt refinancing occurred on January 1, 2007:

  •
  on an actual basis;

  •
  as adjusted to give effect to the elimination of non-contributed entities; and

  •
  on a pro forma basis, to give effect to the reorganization and related adjustments, to give effect to the debt refinancing.

        The unaudited pro forma consolidated financial data should be read in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results from Operations," "Our Corporate Reorganization and Financing Transactions" and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited pro forma consolidated financial statements are for informational purposes only, and are not intended to represent what our results of operations would be after giving effect to the offering, or to indicate our results of operations for any future period. Therefore, investors should not place undue reliance on the unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2008
(dollars in thousands, except share amounts)

	Actual	Elimination of Non-contributed Entities(a)	As Adjusted for the Elimination	Adjustments for the Reorganization and Debt Refinancing(b)(c)	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$23,864	$(17)	$23,847
Restricted cash	5,431	(5,431)	—
Accounts receivable, net	129,522	(7,799)	121,723
Due from related parties	—	70,993	70,993
Restricted accounts receivable	1,262	(1,262)	—
Inventories, net	78,760	(12,928)	65,832
Deferred income taxes	30,447	—	30,447
Refundable deposit	8,759	(699)	8,060
Other assets	12,000	(1,052)	10,948

Total current assets	290,045	41,805	331,850
Property, plant and equipment, net	1,328,880	(70,610)	1,258,270
Intangible assets, net	75,819	—	75,819
Other assets	45,371	(907)	44,464

Total assets	$1,740,115	$(29,712)	$1,710,403

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$76,030	$(7,706)	$68,324
Royalties and production taxes	134,465	—	134,465
Accrued expenses	52,244	(12,473)	39,771
Due to related parties	146,517	—	146,517
Current portion of long-term debt—bonds	7,918	(7,918)	—
Current portion of long-term debt—other	36,122	(1,980)	34,142

Total current liabilities	453,296	(30,077)	423,219
Long-term debt—related party	496,540	(6,845)	489,695
Long-term debt—bonds	132,038	(132,038)	—
Long-term debt—other	17,365	—	17,365
Asset retirement obligations	224,883	(25,612)	199,271
Deferred income taxes	111,741	—	111,741
Other liabilities	6,352	(449)	5,903

Total liabilities	1,442,215	(195,021)	1,247,194

Shareholders' equity
Common stock ($0.01 par value; 1,000 shares authorized; 1 share issued and outstanding on an actual basis)	—	—	—
Additional paid-in capital	168,666	(132,877)	35,789
Retained earnings	130,972	298,186	429,158
Accumulated other comprehensive loss	(1,738)	—	(1,738)

Total shareholders' equity	297,900	165,309	463,209

Total liabilities and shareholders' equity	$1,740,115	$(29,712)	$1,710,403

See notes to unaudited pro forma consolidated financial information.

Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months Ended March 31, 2008
(dollars in thousands, except share amounts)

	Actual	Elimination of Non-contributed Entities(a)	As Adjusted for the Elimination	Adjustments for the Reorganization and Debt Refinancing(b)(c)	Pro Forma
Revenues	$423,481	$(26,870)	$396,611
Costs and expenses
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately below)	328,011	(28,313)	299,698
Depreciation and depletion	34,930	(1,039)	33,891
Amortization	19,114	—	19,114
Accretion	4,148	(556)	3,592
Exploration costs	294	—	294
Selling, general and administrative expenses	16,266	(2,481)	13,785

Total costs and expenses	402,763	(32,389)	370,374

Operating income	20,718	5,519	26,237

Other income (expense)
Interest income	1,331	(46)	1,285
Interest expense	(10,294)	3,663	(6,631)
Other, net	(187)	24	(163)

Total other income (expense)	(9,150)	3,641	(5,509)

Income before income tax provision and earnings from unconsolidated affiliates	11,568	9,160	20,728
Income tax provision	(2,951)	(3,206)	(6,157)
Earnings from unconsolidated affiliates, net of tax	1,272	—	1,272

Net income	$9,889	$5,954	$15,843

Net income per share:
Basic	$9,889

Diluted	$9,889

Pro forma net income per share:
Basic

Diluted

Weighted average shares outstanding:
Basic	1

Diluted	1

See notes to unaudited pro forma consolidated financial information.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2007
(dollars in thousands, except share amounts)

	Actual	Elimination of Non-contributed Entities(a)	As Adjusted for the Elimination	Adjustments for the Reorganization and Debt Refinancing(b)(c)	Pro Forma
Revenues	$1,558,721	$(138,919)	$1,419,802
Costs and expenses
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately below)	1,191,787	(114,326)	1,077,461
Depreciation and depletion	139,167	(5,030)	134,137
Amortization	42,312	—	42,312
Accretion	15,665	(491)	15,174
Exploration costs	10,130	(6,600)	3,530
Selling, general and administrative expenses	61,906	(9,250)	52,656
Asset impairment charges	18,297	—	18,297

Total costs and expenses	1,479,264	(135,697)	1,343,567

Operating income	79,457	(3,222)	76,235

Other income (expense)
Interest income	7,577	(274)	7,303
Interest expense	(54,262)	14,624	(39,638)
Other, net	99	175	274

Total other income (expense)	(46,586)	14,525	(32,061)

Income before income tax provision and earnings from unconsolidated affiliates	32,871	11,303	44,174
Income tax provision	(2,489)	(3,956)	(6,445)
Earnings from unconsolidated affiliates, net of tax	2,462	—	2,462

Net income	$32,844	$7,347	$40,191

Net income per share:
Basic	$32,844

Diluted	$32,844

Pro forma net income per share:
Basic

Diluted

Weighted average shares outstanding:
Basic	1

Diluted	1

Notes to Unaudited Pro Forma Consolidated Financial Information
(in thousands, except share and per share amounts)

        (a)   Reflects the elimination of the financial results of certain mining entities which will remain with our parent after the reorganization, as such entities will not be contributed to Cloud Peak Energy.

Year ended December 31, 2007

	Colowyo	Uranium Property	Total Non-contributed Entities
Impacted by:
Revenues	$138,919	$—	$138,919
Costs and expenses
Cost of product sold	113,404	922	114,326
Depreciation and depletion	5,032	(2)	5,030
Accretion	893	(402)	491
Selling, general and administrative	8,607	643	9,250
Exploration costs	—	6,600	6,600

Total costs and expenses	127,936	7,761	135,697

Operating income	10,983	(7,761)	3,222
Other income (expense)
Interest income	274	—	274
Interest expense	(14,624)	—	(14,624)
Other, net	(175)	—	(175)

Total other income (expense)	(14,525)	—	(14,525)

Income before income tax benefit (provision)	(3,542)	(7,761)	(11,303)

Income tax benefit (provision)	1,240	2,716	3,956

Net income (loss)	$(2,302)	$(5,045)	$(7,347)

Three Months ended March 31, 2008

	Colowyo	Uranium Property	Total Non-contributed Entities
Impacted by:
Revenues	$26,870	$—	$26,870
Costs and expenses
Cost of product sold	28,102	211	28,313
Depreciation and depletion	1,039	—	1,039
Accretion	215	341	556
Selling, general and administrative	2,125	356	2,481

Total costs and expenses	31,481	908	32,389

Operating income	(4,611)	(908)	(5,519)
Other income (expense)
Interest income	46	—	46
Interest expense	(3,663)	—	(3,663)
Other, net	(24)	—	(24)

Total other income (expense)	(3,641)	—	(3,641)

Income before income tax benefit (provision)	(8,252)	(908)	(9,160)

Income tax benefit (provision)	2,888	318	3,206

Net income (loss)	$(5,364)	$(590)	$(5,954)

As of March 31, 2008

	Colowyo	Uranium Property	Total Non-contributed Entities
Impacted by:
ASSETS
Current assets
Cash and cash equivalents	$17	$—	$17
Restricted cash	5,431	—	5,431
Accounts receivable, net	7,799	—	7,799
Due from related parties	(53,924)	(17,069)	(70,993)
Restricted accounts receivable	1,262	—	1,262
Inventories, net	12,928	—	12,928
Refundable deposit	642	57	699
Other assets	1,052	—	1,052

Total current assets	(24,793)	(17,012)	(41,805)
Property, plant and equipment, net	70,516	94	70,610
Other assets	907	—	907

Total assets	$46,630	$(16,918)	$29,712

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$7,509	$197	$7,706
Accrued expenses	12,427	46	12,473
Current portion of long-term debt, bonds	7,918	—	7,918
Current portion of long-term debt—other	1,980	—	1,980

Total current liabilities	29,834	243	30,077
Long-term debt—related party	6,845	—	6,845
Long-term debt—bonds	132,038	—	132,038
Asset retirement obligations	10,982	14,630	25,612
Other liabilities	427	22	449

Total liabilities	180,126	14,895	195,021

Shareholders' equity
Additional paid-in capital	60,781	72,096	132,877
Retained earnings	(194,277)	(103,909)	(298,186)

Total shareholders' equity	(133,496)	(31,813)	(165,309)

Total liabilities and shareholders' equity	$46,630	$(16,918)	$29,712

        (b)   As a public company we will incur reporting and compliance costs and investor relation costs that are in addition to our historical expenses. No pro forma adjustment has been made for these additional expenses as an estimate of these expenses is not objectively determinable.

        (c)   In connection with the reorganization, we will enter into a tax receivable agreement with Rio Tinto America or its affiliate that will provide for the payment by us to Rio Tinto America or its affiliate of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we will actually realize (or, in certain circumstances, are deemed to realize) as a result of the increases in tax basis and certain other benefits that we may receive in connection with this offering and related transactions. No pro forma adjustments have been made for this tax receivable agreement as the terms of the reorganization are not yet finalized.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table sets forth selected consolidated financial and other data on a historical basis. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this prospectus.

        RTEA is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical consolidated financial statements. Our historical consolidated financial statements include financial information for certain operations that will remain part of Rio Tinto following the completion of this offering, including with respect to the Colowyo coal mine which represented 8.9% of our revenues for the year ended December 31, 2007. As a result, our historical consolidated financial statements are not comparable to the unaudited pro forma consolidated financial information included elsewhere in this prospectus or to the results investors should expect after the offering.

        We have derived the actual consolidated financial data as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 from the audited consolidated financial statements of RTEA included elsewhere in this prospectus. We have derived the actual consolidated balance sheet data as of December 31, 2005 from the unaudited consolidated financial statements not included in this prospectus. We have derived the actual consolidated financial data as of December 31, 2003, 2004 and for each of the two years in the period ended December 31, 2004 from the unaudited consolidated financial data of RTEA not included in this prospectus. We have derived the actual consolidated financial data as of March 31, 2008 and for the three months ended March 31, 2007 and 2008 from the unaudited consolidated financial statements of RTEA included elsewhere in this prospectus. The unaudited interim consolidated financial statements include all adjustments (consisting of normal, recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of our financial position and results of operations for the periods presented. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

        Prior to the consummation of the offering, our consolidated financial statements were prepared on a carve-out basis from our parent company, Rio Tinto and its subsidiaries. The carve-out consolidated financial statements include corporate allocations of general and administrative costs and Rio Tinto headquarters overhead costs. We do not expect to continue to incur some of these charges as a stand-alone public company. These allocations were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the carve-out consolidated financial statements should not be relied upon as being representative of our financial position or operating results had we operated on a stand-alone basis, nor are they representative of our financial position or operating results following the offering.

 Selected Consolidated Financial and Other Data
(dollars in thousands, except share amounts)

	For the Years Ended December 31,					For the Three Months Ended March 31,
	2003(1)	2004	2005	2006	2007	2007	2008
Statement of Operations Data
Revenues(2)	$856,013	$1,101,421	$1,179,643	$1,424,244	$1,558,721	$364,375	$423,481
Costs and expenses
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown exclusively below)	599,528	785,290	878,847	1,081,160	1,191,787	284,033	328,011
Depreciation and depletion	73,855	89,946	91,849	122,254	139,167	33,289	34,930
Amortization(3)	50,769	53,311	45,279	44,577	42,312	8,262	19,114
Accretion	8,809	9,811	11,485	14,334	15,665	3,649	4,148
Exploration costs	—	3,150	7,037	5,890	10,130	1,601	294
Selling, general and administrative expenses(4)	35,226	41,815	48,130	56,873	61,906	14,902	16,266
Asset impairment charges(5)	—	133,267	—	—	18,297	—	—

Total costs and expenses	768,187	1,116,590	1,082,627	1,325,088	1,479,264	345,736	402,763

Total other expense	(19,074)	(47,771)	(48,269)	(52,849)	(46,586)	(12,946)	(9,150)

Income (loss) before income tax benefit (provision), earnings (losses) from unconsolidated affiliates and minority interest income	68,752	(62,940)	48,747	46,307	32,871	5,693	11,568
Income tax benefit (provision)	(21,493)	21,327	(11,194)	(6,894)	(2,489)	(425)	(2,951)
Earnings (losses) from unconsolidated affiliates, net of tax	(4,895)	1,717	2,209	(1,435)	2,462	48	1,272
Minority interest income, net of tax	—	1,001	—	—	—	—	—

Income (loss) from continuing operations	42,364	(38,895)	39,762	37,978	32,844	5,316	9,889
Cumulative effect of change in accounting principle, net of tax(9)	39,589	(77,341)	—	—	—	—	—

Net income (loss)	$81,953	$(116,236)	$39,762	$37,978	$32,844	$5,316	$9,889

Income (loss) from continuing operations per share—basic and diluted:
Income (loss) from continuing operations per share	$42,364	$(38,895)	$39,762	$37,978	$32,844	$5,316	$9,889

Net income (loss) per share—basic and diluted:
Net income (loss) per share	$81,953	$(116,236)	$39,762	$37,978	$32,844	$5,316	$9,889

Weighted-average shares outstanding—basic and diluted	1	1	1	1	1	1	1

	As of December 31,					As of March 31,
	2003(1)	2004	2005	2006	2007	2008
Balance Sheet Data
Cash and cash equivalents	$3,392	$2,750	$11,366	$19,597	$23,632	$23,864
Accounts receivable, net	74,779	83,609	90,780	107,618	121,754	129,522
Inventories, net	47,075	65,906	89,141	64,192	76,023	78,760
Property, plant and equipment, net	1,038,921	1,023,056	1,223,322	1,295,388	1,344,246	1,328,880
Intangible assets, net	265,938	232,883	186,467	137,245	94,933	75,819
Total assets	1,553,828	1,497,742	1,673,483	1,708,231	1,765,012	1,740,115
Total long-term debt(6)	785,388	777,477	823,620	812,258	720,389	689,983
Total liabilities	1,251,776	1,311,645	1,450,262	1,474,092	1,477,413	1,442,215
Shareholder's equity	300,487	186,097	223,221	234,139	287,599	297,900

	For the Years Ended December 31,					For the Three Months Ended March 31,
	2003(1)	2004	2005	2006	2007	2007	2008
Other Data
EBITDA(7)	$272,106	$70,872	$247,480	$278,776	$279,162	$63,890	$79,995
Adjusted EBITDA(8)
Tons of coal produced (millions)(11)	114.2	129.8	127.5	138.1	137.9	33.4	33.8
Tons of coal purchased for resale (millions)(11)	5.1	5.0	4.9	5.3	6.3	1.0	1.4
Tons of coal sold (millions)(10)(11)	119.3	134.8	132.4	143.4	144.2	34.4	35.2

(1)
Effective January 1, 2004, we adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(R), Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 ("FIN 46R"). FIN 46R. As part of our adoption of FIN 46R, we determined that the Colowyo mine was a variable interest entity and we were the primary beneficiary. Accordingly, Colowyo was consolidated with our historical consolidated financial data as of January 1, 2004 and for all periods subsequent to January 1, 2004. Prior to the adoption of FIN No. 46(R), we were not required to consolidate the operations of the Colowyo mine, and therefore the selected consolidated financial data for the year ended December 31, 2003, does not include the operations of the Colowyo mine.

(2)
Freight revenues accounted for 2.5%, 2.5%, 4.9%, 3.9% and 4.0% of our total revenues for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and 4.6% and 5.4% of our total revenues for the three months ended March 31, 2007 and 2008, respectively.

(3)
Primarily reflects amortization under our brokerage contract related to the Spring Creek mine.

(4)
Includes corporate allocations of general and administrative costs from Rio Tinto and its subsidiaries of $0.9 million, $4.5 million, $8.1 million, $11.4 million and $13.2 million for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and $2.8 million and $4.0 million for the three months ended March 31, 2007 and 2008, respectively, and allocations of Rio Tinto headquarters overhead costs of $11.0 million, $8.7 million, $7.9 million, $6.9 million and $10.4 million for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and $2.6 million and $2.6 million for the three months ended March 31, 2007 and 2008, respectively.

(5)
Asset impairment charges of $18.3 million for the year ended December 31, 2007 reflects non-recurring capitalized cost of an abandoned enterprise resource planning, or ERP, systems implementation. The ERP systems implementation was a worldwide Rio Tinto initiative designed to align processes, procedures, practices and reporting across all Rio Tinto business units. The implementation would have taken our standalone ERP system and moved it to a shared Rio Tinto platform, which could not be transferred to a new standalone company. It also would have supported certain specific Rio Tinto processes, procedures, practices and reporting which were specific to Rio Tinto. Asset impairment charges of $133.3 million for the year ended December 31, 2004 include an impairment of long lived assets at Colowyo of $118.1 million under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, due to a change in expectations of the mine plan, which significantly reduced its value.

(6)
Total long-term debt includes the current and long-term portions of the long-term debt-bonds, long-term debt-related party and long-term debt-other.

(7)
EBITDA, a performance measure used by management, is defined as net income (loss) plus: interest expense (net of interest income), income tax provision, depreciation and depletion, accretion and amortization as shown in the table below. EBITDA, as presented for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and for the three months ended March 31, 2007 and 2008, is not defined under U.S. GAAP, and does not purport to be an alternative to net income as a measure of operating performance. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies. We use, and we believe investors benefit from the presentation of, EBITDA in evaluating our operating performance because it provides us and our investors with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that EBITDA is useful to investors and other external users of our consolidated financial statements in evaluating our operating performance because EBITDA is widely used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and depletion, amortization and accretion, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

However, using EBITDA as a performance measure has material limitations as compared to net income, or other financial measures as defined under U.S. GAAP, as it excludes certain recurring items which may be meaningful to investors. EBITDA excludes interest expense or interest income; however, as we have historically borrowed money from our parent in order to finance transactions and operations, or invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and ability to generate revenue and returns for shareholders. Further, EBITDA excludes depreciation and depletion and amortization; however, as we use capital and intangible assets to generate revenues, depreciation and depletion, as well as amortization are a necessary element of our costs and ability to generate revenue. EBITDA also excludes accretion expense; however, as we are legally obligated to pay for costs associated with the reclamation and closure of our mine sites, the periodic accretion expense relating to these reclamation costs is a necessary element of our costs and ability to generate revenue. Finally, EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. As a result of these exclusions from EBITDA, any measure that excludes interest expense, interest income, depreciation and depletion, accretion, amortization and income taxes has material limitations as compared to net income. When using EBITDA as a performance measure, management compensates for these limitations by comparing EBITDA to net income in each period, so as to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after tax basis. Using both EBITDA and net income to evaluate the business allows management and investors to (a) assess our relative performance against our competitors, and (b) ultimately monitor our capacity to generate returns for shareholders. A reconciliation of EBITDA to net income for each of the periods presented is as follows:

	For the Years Ended December 31,					For the Three Months Ended March 31,
(dollars in thousands)	2003	2004	2005	2006	2007	2007	2008
Net income (loss)	$81,953	$(116,236)	$39,762	$37,978	$32,844	$5,316	$9,889
Depreciation and depletion	73,855	89,946	91,849	122,254	139,167	33,289	34,930
Amortization	50,769	53,311	45,279	44,577	42,312	8,262	19,114
Accretion	8,809	9,811	11,485	14,334	15,665	3,649	4,148
Interest expense	36,285	59,619	49,570	56,568	54,262	15,420	10,294
Interest income	(1,058)	(4,252)	(1,659)	(3,829)	(7,577)	(2,471)	(1,331)
Income tax (benefit) provision	21,493	(21,327)	11,194	6,894	2,489	425	2,951

EBITDA	$272,106	$70,872	$247,480	$278,776	$279,162	$63,890	$79,995

(8)
Adjusted EBITDA is defined as EBITDA plus:            as shown in the table below:

	For the Years Ended December 31,										For the Three Months Ended March 31,
(dollars in thousands)	2003		2004		2005		2006		2007		2007		2008
EBITDA		$272,106		$70,872		$247,480		$278,776		$279,162		$63,890		$79,995

Adjusted EBITDA	$		$		$		$		$		$		$

(9)
The cumulative effect of accounting changes related to the January 1, 2003 adoption of SFAS No. 143 resulting in net income of $39.6 million (net of tax of $22.3 million) and the January 1, 2004 adoption of FIN 46R resulting in a charge of $77.3 million (net of tax of $25.5 million).

(10)
Tons of coal sold includes amounts sold under our brokerage contract related to the Spring Creek mine.

(11)
For the year ended December 31, 2003, tons of coal produced, tons of coal purchased for resale and tons of coal sold, excludes Colowyo, as it was not consolidated into our historical financial statements. For the years ended December 31, 2004, 2005, 2006 and 2007 and for the three months ended March 31, 2007 and 2008, tons of coal produced, tons of coal purchased for resale and tons of coal sold, includes Colowyo, as it was consolidated into our historical financial statements under FIN 46, as explained in Note 1 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes to those consolidated financial statements beginning on page F-1 of this prospectus. Certain information contained in this discussion and analysis and presented elsewhere in this document, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those listed in this prospectus under "Risk Factors" and "Forward-Looking Statements."

Overview

        We are the second largest producer of coal in the U.S. and in the Powder River Basin, or PRB, based on 2007 coal production. We operate some of the safest mines in the coal industry. For 2007, MSHA data for employee injuries showed our mines had the lowest employee all injury incident rate of the 5 largest U.S. coal producing companies. Following this offering, we will operate solely in the PRB, the lowest cost coal producing region in the U.S., and operate three of the five largest coal mines in the region and in the U.S. Our operations include four wholly-owned surface coal mines, three of which are in Wyoming and one in Montana, and we own a 50.0% interest in another surface coal mine in Montana. We produce sub-bituminous steam coal with a low sulfur content and sell our coal primarily to electricity generating utilities.

        As of June 30, 2008, excluding the Colowyo coal mine, we controlled approximately 1.7 billion tons of coal, consisting of approximately 1.4 billion tons of proven and probable coal reserves as of December 31, 2007, approximately 288 million tons of mineable coal, according to BLM estimates, that we acquired in April 2008 and approximately 104 million tons of non-reserve coal deposits. For the year ended December 31, 2007 and the three months ended March 31, 2008, excluding the Colowyo coal mine, we produced 132.3 million and 32.7 million tons of coal, respectively, and sold 138.6 million tons and 34.1 million tons, respectively.

        Our key business drivers include the following:

  •
  The price for which we sell our coal;

  •
  The volume of coal produced and shipped;

  •
  Our costs of mining, including labor, repairs and maintenance, fuel, explosives, depreciation of capital equipment, and depletion of coal leases.

Background

        In 2005, our volume of coal shipments was impacted by severe heavy rain, which reduced the capacity of the railroads by which our customers contract to transport coal from our mines. This disruption lasted from May to December of 2005, significantly depleting the PRB coal inventories held by our customers. At the start of 2006, the railroads returned to full capacity and demand for our coal increased as utilities sought to rebuild their depleted inventories. We, and other PRB coal producers, increased our 2006 production in order to meet this demand. We took advantage of recently installed capacity expansions at our mines and also supplemented our workforce by hiring additional contractors, which increased our costs. In 2007, as customers' inventories normalized, demand for our coal stabilized and we focused on controlling costs, including reducing the number of contractors. Nonetheless, prices increased for many of our supplies, such as diesel fuel and steel. Because we sell our coal primarily under long-term contracts and the majority of our prices are therefore fixed as we start each year, we experienced a limited immediate benefit from the increased spot prices in 2006. However, as long-term contracts from earlier years expired, they have been replaced by contracts signed during periods of higher prices and consequently we have realized higher prices per ton since 2005. In 2008, the supply and demand balance for PRB coal has been and continues to be strong, increasing prices for our coal and enabling us to enter into long-term contracts at higher prices.

Basis of Presentation

        Upon the completion of this offering, we will own the western U.S. coal business (other than the Colowyo mine in Colorado) of Rio Tinto. Rio Tinto Energy America Inc., or RTEA, is considered to be our predecessor for accounting purposes and its consolidated financial statements became our historical consolidated financial statements. The information discussed below primarily relates to the consolidated historical results of RTEA (which includes Colowyo) and may not necessarily reflect what our consolidated financial position, results of operations and cash flows will be in the future or would have been as a stand-alone company during the periods presented. Our capital structure will be changed significantly upon our completion of this offering and we will enter into certain ongoing transition arrangements with Rio Tinto. We encourage you to read our "Unaudited Pro Forma Consolidated Financial Information" and "Arrangements Between Rio Tinto and Us" provided within this prospectus to better understand how our results could potentially be affected by our separation from Rio Tinto and the execution of the various agreements governing our relationship as a stand-alone company with Rio Tinto.

Excluded Businesses

        Our historical consolidated financial statements include the assets, liabilities and results of operations of the Colowyo mine, a coal mine in Colorado, as well as the uranium mining venture which is not currently operating, or the uranium property. These entities will not be part of our company after completion of this offering. Consequently, the discussion of our results of operations below includes a discussion of the financial results reported in our historical consolidated financial statements that include the Colowyo mine and the uranium property, but any forward looking statements exclude the results of the Colowyo mine and the uranium property. The Colowyo mine accounted for 8.9% and 6.4% of our total revenues in 2007 and 2008, respectively. The results of the uranium property were not material.

Decker Mine

        We hold a 50% interest in the Decker mine in Montana through a joint-venture agreement. Under the terms of our joint-venture agreement, a third-party operator manages the operations of the Decker mine. We account for our pro-rata share of assets and liabilities in our undivided interest in the joint venture using the proportionate consolidation method, whereby our share of assets, liabilities, revenues and expenses are included in the appropriate classification in our consolidated financial statements.

Revenues

        Substantially all of our historical revenues comprise sales of coal from our coal mines (including Colowyo) and from our 50% interest in the Decker coal mine. Coal produced from these mines accounted for 85.3% and 85.0% of our revenues for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. Coal produced from the Colowyo mine accounted for 8.9% and 6.4% of our revenues for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. Remaining coal and other revenues are primarily comprised of (i) purchases and re-sales of coal, known as "broker" coal sales or purchases; and (ii) freight charged to customers. Substantially all of our customers contract directly with the third party railroad operators to transport coal purchased from us, but in limited circumstances we arrange freight.

        Our revenues depend on the price at which we are able to sell our coal. As we make most of our coal sales under contracts with a term of one to five years, the price of coal at the time we enter into the contracts determines the price we receive when we deliver the coal under the contracts. Spot prices for PRB coal have more than doubled from $6.15 to $15.75 per ton for 8,800 Btu coal from January 2005 to June 2008.

        The current strong coal pricing environment has contributed to the growth in our revenues, but there is uncertainty as to whether, and for how long, this strong coal pricing environment will continue. We believe that recent high prices for the coal we produce are the result of many factors including:

  •
  growth in domestic demand for electricity;

  •
  increases in international demand for coal, primarily in China and India, which outpace the growth of international coal supplies, resulting in increased demand for coal exports from the U.S;

  •
  strong demand for steel, which consumes supplies of metallurgical coal that could otherwise have been used as fuel for electricity generation;

  •
  constrained supplies of eastern U.S. coal, resulting from production difficulties, reserve degradation, and difficulties acquiring permits needed to conduct new mining operations experienced by some U.S. coal producers; and

  •
  the low cost and reliability of supply of coal as a source of energy relative to its substitutes and other alternative energy sources, such as nuclear, hydro-electric, wind and solar power.

        These current trends may be offset in the future as a result of changes in regulatory and environmental standards as well as declines in the demand dynamics described above. See "Risk Factors."

        We sell coal primarily to electricity generating utilities and industrial customers in the U.S.

        We sell most of our coal under long-term contracts having a term of one year or greater, supplemented by short-term contracts having a term of less than one year. We have agreed to sell substantially all of our estimated production for 2008. As of March 31, 2008, we had agreed to sell approximately 81% of our estimated 2009 production (excluding the Colowyo mine) and approximately 59% of our estimated 2010 production (excluding the Colowyo mine). See "Business—Customers and Coal Contracts" for a description of the terms of our long-term coal supply contracts.

        We have one significant broker sales contract under which Spring Creek has agreed to sell purchased coal to a wholesale power generation company. In 1978, Spring Creek Coal Company entered into a long-term coal sale contract to underpin the establishment of the Spring Creek coal mine. When we acquired the Spring Creek coal mine in 1993, the contract had been amended allowing Spring Creek to supply approximately 6.8 million tons of coal per year from long-term purchase contracts entered into with two separate mines, one of which we subsequently acquired in 1998 (the Jacobs Ranch coal mine). Due to the nature of the broker sales contract and the market conditions at the time Spring Creek executed the purchase contracts, our selling price for the coal is higher than our purchase price.

        In 2007, this broker sales contract contributed $116.6 million of revenues and income before tax of $38.3 million after an amortization charge for the related contract rights of $34.2 million. Final deliveries are expected to be made under the contract in the first quarter of 2010, at which time we expect the contract to expire and the intangible asset to be fully amortized.

Cost of Product Sold

        The largest component of cost of product sold is royalties and production taxes incurred in selling the coal we produce. Royalties and production taxes are comprised of federal and state royalties and approximately seven other federal, state and county taxes. A substantial portion of our royalties and taxes are levied as a percentage of gross revenues, with the remaining levied on a per ton basis. Because such a large portion of our royalties and production taxes are levied on a percentage of gross revenues, as our revenues increase, our royalty and production tax expenses similarly increase. In 2007, we incurred royalties and production taxes which represented 29.0% of revenues from coal we produced and 32.5% of our cost of product sold (including Colowyo).

        Other major elements of cost of product sold include labor costs for our employees, repair and maintenance expenditures, external contractors, and diesel fuel for our machinery. In line with the worldwide mining industry, we are experiencing increased operating costs for mining equipment, diesel fuel and supplies and employee wages and salaries. Other costs include purchases of coal for re-sale, tires, power, and other consumables.

        The chart below shows the major components of our cost of product sold for the year ended December 31, 2007 (including Colowyo):

Depreciation and Depletion

        We depreciate our plant and equipment on a straight line basis over its useful life or on a units of production basis. We also incur depletion charges as we mine coal from purchased coal leases. We acquire the right to mine coal from the Bureau of Land Management, or BLM, under the Lease by Application, or LBA. See "Business—Reserve Acquisition Process." We pay the BLM in five annual installments to acquire the coal lease. We recognize this asset on our balance sheet in property plant and equipment, and recognize depletion charges in the income statement based on the tons of coal mined from the coal lease each year.

Amortization

        We amortize acquired contract rights. The primary contract right held on our balance sheet relates to Spring Creek, which is explained above. The intangible contract right asset is amortized as deliveries are made. Final deliveries are expected to be made under the contract in the first quarter of 2010, at which time we expect the contract to expire and the intangible asset to be fully amortized.

Accretion

        We have an obligation to complete final reclamation and mine closure activities, including earthwork, revegetation and demolition, which will be performed when our mines eventually exhaust their production and close. We record this future liability based on the net present value of the estimated costs to perform the work. Each year we get closer to the end of the mine life and hence the net present value of the liability increases. We record this increase in the liability, and any changes in the estimates calculating the liability, as accretion expense.

Exploration Costs

        We incur exploration costs to survey, map, drill and evaluate deposits surrounding our mining areas. Exploration costs include personnel costs of those employees directly involved in exploration activities. Exploration costs are expensed as incurred.

Selling, General and Administrative Expenses

        Our historical selling, general and administrative expenses comprise the costs of our marketing group based in Denver, and the selling, general and administrative type expenses incurred in our corporate headquarters in Gillette. This category also includes corporate allocations of general and administrative expenses. Rio Tinto America Inc., or RTA, has historically provided various services and other general corporate support to the Company, including, tax, treasury, corporate secretary, procurement, information systems and technology, human resources, accounting services and insurance/risk management in the ordinary course of business under preexisting contractual arrangements. We were charged for services provided under the preexisting contractual arrangements on a unit cost or cost allocation basis, such as per invoice processed, proportion of information technology users, share of time, calculated on a combination of factors, including percentage of operating expenditures, head count and revenues.

        In addition, we were allocated Rio Tinto headquarters overhead costs including technology and innovation, board, community and external relations, investor relations, human resources and the Energy Product Group. The allocations were based on a percentage of operating expenses or revenues.

        Included within selling, general and administrative costs for the year ended December 31, 2007 is our share of corporate allocation and shared administrative costs of $23.6 million.

        After this offering, we expect that many of the services provided to us under the shared services agreement with RTA will continue for a transition period not to exceed nine months to be provided to us under a Transition Services Agreement (see "Arrangements between Rio Tinto and Us" included elsewhere in this prospectus). These are services we expect to have as a stand-alone company following the expiration of the Transition Services Agreement and will be reflected in our future results of operations as selling, general and administrative expenses. Following the completion of this offering, we will not incur the allocated Rio Tinto headquarters overhead costs. However, we will incur numerous other costs as a public company, which will be higher than we have incurred historically, such as audit fees, professional fees, and SEC reporting and compliance costs, including under the Sarbanes-Oxley Act. As a result, our historical presentation of selling, general and administrative costs will not be indicative of what our future costs will reflect.

Interest Expense

        Our historical interest expense relates to our credit facility with RTA, or RTA facility; interest expense on the bonds issued by the Colowyo coal mine; and to a lesser extent, interest imputed on our annual installment payments due under our LBA acquisitions; and fees for letters of credits and surety bonds used to guarantee our reclamation obligations. The RTA facility has an interest rate which is variable and which, as of December 31, 2007, was 6.50%. We had outstanding borrowings of $500.6 million as of December 31, 2007. Our outstanding borrowings under the RTA facility will become repayable upon the completion of this offering, as it constitutes a change in control event under the RTA facility. We expect to repay amounts outstanding under this facility with proceeds of the credit agreement we intend to enter into in connection with this offering. See "Liquidity and Capital Resources After This Offering" below. We will no longer incur interest expense on the Colowyo bonds as Colowyo will remain with Rio Tinto following this offering.

Income Tax

        The provision for income taxes is determined using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax basis of assets and liabilities using currently enacted rates. We are a member of a consolidated federal tax group, however, for the purposes of the accompanying consolidated financial statements, which are prepared on a carve-out basis, the Company's current and deferred benefit (provision) was calculated on a stand alone basis. Historical changes in the amount of the depletion deductions, relative to respective changes in income before income tax provision and earnings from unconsolidated affiliates, have been the primary drivers of changes to our effective tax rate. Percentage depletion on a mine by mine basis can vary from year to year because of net income from mining and other limitations. Future differences in our income before income tax provision and earnings from unconsolidated affiliates and taxable income from mining activities are expected to cause changes to our effective tax rate as compared to our prior years. Our prior tax positions have been managed for the benefit of Rio Tinto's entire consolidated federal tax group, the tax strategies used were not necessarily reflective of tax strategies we would have followed. or will follow as a stand-alone company. As a result, our effective tax rate as a stand-alone entity may differ significantly from those in historical periods.

Balance Sheet Overview

        As of December 31, 2007, our total assets were $1.77 billion. Included in our total assets as of December 31, 2007 was $92.4 million, being Colowyo's total assets.

        Our primary asset is property, plant and equipment, which includes our coal reserves. Other significant asset categories include accounts receivable; intangible assets, which include contract rights; and supplies and inventories, which include parts, supplies and coal inventories.

        The largest component of our liabilities structure is long-term debt owed to RTA under the RTA facility. Other significant liabilities include our asset retirement obligations which comprise expected costs associated with mine reclamation and closure activities, the bond debt used to finance the Colowyo acquisition, and obligations for future LBA installment payments.

Results of Operations

        The following table presents our operating results for the three years ended December 31, 2005, 2006, and 2007; and the three months ended March 31, 2007 and 2008 (in millions):

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
Revenues	$1,179.6	$1,424.2	$1,558.7	$364.4	$423.5
Costs and expenses
Cost of product sold	878.8	1,081.1	1,191.8	284.0	328.0
Depreciation and depletion	91.8	122.3	139.2	33.3	34.9
Amortization	45.3	44.6	42.3	8.3	19.1
Accretion	11.5	14.3	15.6	3.7	4.1
Exploration costs	7.1	5.9	10.1	1.6	0.3
Selling, general and administrative expenses	48.1	56.9	61.9	14.9	16.3
Asset impairment charges	—	—	18.3	—	—

Total costs and expenses	1,082.6	1,325.1	1,479.2	345.8	402.7

Operating income	97.0	99.1	79.5	18.6	20.8
Other income (expense)
Interest income	1.7	3.8	7.6	2.5	1.3
Interest expense	(49.6)	(56.5)	(54.3)	(15.4)	(10.3)
Other, net	(0.3)	(0.1)	0.1	—	(0.2)

Total other expense	(48.2)	(52.8)	(46.6)	(12.9)	(9.2)

Income before income tax provision and earnings (losses) from unconsolidated affiliates	48.8	46.3	32.9	5.7	11.6
Income tax provision	(11.2)	(6.9)	(2.5)	(0.4)	(3.0)
Earnings (losses) from unconsolidated affiliates, net of tax	2.2	(1.4)	2.4	—	1.3

Net income	$39.8	$38.0	$32.8	$5.3	$9.9

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Revenues

        Revenues for the three months ended March 31, 2008 were $423.5 million, or $59.1 million, 16.2%, greater than our revenues of $364.4 million for the three months ended March 31, 2007. The 16.2% increase was primarily driven by a 15.2% increase in the price of coal and a 0.9% increase in volume of coal produced. Price increases reflected the strong supply and demand balance for PRB coal due to prevailing economic and industry conditions at the time we entered into the contracts. Tons of coal sold in the first quarter of 2008 and 2007 were 35.2 million tons and 34.4 million tons, respectively. Included in our total revenues were $26.9 million and $32.6 million for the three months ended March 31, 2008 and 2007, respectively, attributable to the Colowyo mine, which represented 6.4% and 8.9% of total revenues, respectively.

Cost of Product Sold

        Cost of product sold was $328.0 million and $284.0 million for the three months ended March 31, 2008, and 2007, respectively. The cost of product sold was 77.4% and 77.9% of revenues for those same periods, respectively. The $44.0 million, or 15.5%, increase was primarily driven by an increase in royalties and production taxes as a result of increased coal production. Fuel and lubricant costs and freight expense increased due to an increase in the market prices for petroleum-based products, and an increase in freight expense due to a higher mix of customers where we pay and invoice freight charges to them. These higher costs were partially offset by a 12.6% decline in costs from the utilization of external contractors, which is a reflection of our efforts to reduce the reliance on external contractors in favor of internal labor. Colowyo mine's cost of product sold was $28.1 million and $28.4 million for the three months ended March 31, 2008 and 2007, respectively.

Depreciation and depletion

        Depreciation and depletion was $34.9 million for the three months ended March 31, 2008 compared to $33.3 million for the three months ended March 31, 2007, a 4.8% increase. The increase was primarily attributable to increased production from more recently acquired, higher cost coal reserves, resulting in a higher depletion cost.

Amortization

        Amortization expense was $19.1 million and $8.3 million for the three months ended March 31, 2008 and 2007, respectively, a $10.8 million increase. The increase was due to the buy out of a long-term contract at the Decker mine, which, by effectively accelerating deliveries under the contract, resulted in accelerated amortization.

Accretion

        Accretion expense was $4.1 million for the three months ended March 31, 2008 compared to $3.7 million for the three months ended March 31, 2007. The increase was primarily attributable to revised estimates of the future costs of our closure obligations, following increases in key cost drivers such as the price of diesel fuel and the cost of heavy mining equipment.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses was $16.3 million and $14.9 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $1.4 million, or 9.4%. The increase was primarily attributable to $2.4 million of expenses associated with preparation for this offering. In addition, costs allocated from Rio Tinto increased by $1.3 million for the three months ended March 31, 2008 compared to the three months ended March 31, of 2007. These increases were partially offset by lower labor and consulting costs.

Other Income (Expense)

        Interest income, which represents the interest income earned on short-term investments made through an RTA cash management program, declined from $2.5 million in the first three months of 2007 to $1.3 million in the first three months of 2008, as the average amount invested through this program declined by $33.4 million from the first three months of 2008 to the comparable three months of 2007 and the rate earned on our investments also declined significantly.

        Interest expense on our debt, the largest component of which is our variable rate debt with RTA, declined from $15.4 million in the first three months of 2007 to $10.3 million in the comparable three months of 2008 due principally to a decline of $92.4 million in the average borrowings we had with RTA in the first three months of 2008 compared to the first three months of 2007 and a significant decrease in the interest rate on this debt.

        Interest expense for the three months ended March 31, 2008 and 2007 includes $3.7 million and $3.7 million, respectively, attributable to the Colowyo mine.

Income Tax Benefit (Provision)

        Income tax expense increased to $3.0 million for the three months ended March 31, 2008 from $0.4 million for the three months ended March 31, 2007. The increase was due to an increase in income before income taxes and earnings from unconsolidated affiliates and an increase in the effective income tax rate from 7.5% for the three months ended March 31, 2007 to 25.5% for the three months ended March 31, 2008 due to the benefit of a larger excess tax depletion deduction in 2007. Percentage depletion in excess of basis (the permanent portion) for 2008 is expected to be less than percentage depletion in excess of basis in 2007, in part due to the net income limitation on depletion at certain of our mines. In 2008, it is anticipated that this limitation will reduce the amount of the depletion deduction relative to the amount of depletion deducted in 2007, which has resulted in an increase in our effective tax rate for the three months ended March 31, 2008 compared to the three months ended March 31, 2007.

Net Income

        As a result of the factors discussed above, net income for the three months ended March 31, 2008 was $9.9 million compared to net income of $5.3 million for the three months ended March 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

  Revenues

        Revenues for the year ended December 31, 2007 were $1.56 billion or 9.9% greater than revenues for the year ended December 31, 2006 of $1.42 billion. Of the 9.9% increase in revenues, 8.8% was due to an increase in the average revenues per ton of coal and the remainder was due to an increase in the volume of tons sold. Increased revenues per ton for our coal in 2007 as compared to 2006 continued to be driven by growing demand for PRB coal at the time our long term sales contracts were executed. Tons of coal sold of 143.4 million tons for the year ended December 31, 2006 increased to 144.2 million tons in 2007. Revenues for the Colowyo mine were $138.9 million and $158.6 million in the years ended December 31, 2007 and 2006, respectively, or 8.9% and 11.2%, of our 2007 and 2006 total revenues, respectively, which is included in the foregoing numbers.

  Cost of Product Sold

        Cost of product sold increased by 10.2% from $1.08 billion for the year ended December 31, 2006 to $1.19 billion for the year ended December 31, 2007. Our cost of product sold was 76.5% and 75.9% of revenues for the years ended December 31, 2007 and 2006, respectively.

        Increases in royalties and production taxes, freight, fuel and lubricants and repair parts and supplies accounted for substantially all of the increase in cost of product sold from 2006 to 2007. Royalties and production taxes, which are largely a function of our increased revenues, increased by approximately 9.1% in 2007 compared to 2006, which is in line with our 9.9% revenues increase from 2006 compared to 2007. The freight component of our cost of product sold increased by 76.9% from 2006 to 2007, as we increased the percentage of tons sold where we arranged transportation on behalf of our customers from 1.4% to 2.2%, respectively. The cost of fuel and lubricants increased, of which 66% was attributable to market price increases and the balance attributable to increased overburden removal as coal seams naturally deepened. Repairs and supplies increased 18.6% over 2006 due to a combination of increasing costs for components, driven by rising steel prices, and increased overburden removal. Offsetting these increases was a decrease in 2007 from 2006 for external contractors of 18.3%. In 2007, we reduced the level of external contractors that were needed in 2006 when we increased production significantly to replace the weather-related production disruption which occurred in 2005. Cost of product sold includes $113.4 million and $119.7 million for the years ended December 31, 2007 and 2006, respectively, related to the Colowyo mine.

  Depreciation and depletion

        Depreciation and depletion increased by 13.8% from $122.3 million for the year ended December 31, 2006 to $139.2 million for the year ended December 31, 2007. The increase was attributable to increased production from more recently acquired, higher cost coal reserves, resulting in a higher depletion cost; and a higher capital base following increased investment and capital expenditures in recent years resulting in higher depreciation.

  Amortization

        Contract amortization expense was $42.3 million and $44.6 million for the years ended December 31, 2007 and 2006, respectively.

  Accretion

        Accretion expense was $15.6 million for the year ended December 31, 2007 compared to $14.3 million for the year ended December 31, 2006. The increase was primarily attributable to revised estimates of future costs of our closure obligations, following expansion of mining areas and increases in key cost drivers such as the price of diesel fuel and the cost of heavy mining equipment.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by 8.8% from $56.9 million for the year ended December 31, 2006 to $61.9 million for the year ended December 31, 2007. The increase is primarily attributable to increases in costs allocated to us by Rio Tinto of $5.3 million.

  Asset Impairment Charges

        For the year ended December 31, 2007, we recorded asset impairment charges of $18.3 million for capitalized costs relating to Rio Tinto's implementation of a new, company-wide integrated information system. We wrote off our costs related to this implementation when we determined that we were unable to continue to develop the system as a stand-alone company. We recorded no comparable impairment charge for the year ended December 31, 2006.

  Other Income (Expense)

        Interest income, which represents the interest income earned on short-term investments made through an RTA cash management program, increased from $3.8 million in 2006 to $7.6 million 2007, as the average amount invested through this program increased by $49.5 million in 2007 compared to 2006.

        Interest expense on our debt declined from $56.5 million in 2006 to $54.3 million in 2007 due principally to lower LBA balances which were entered into in prior years.

        Interest expense for the years ended December 31, 2007 and 2006 includes $14.6 million and $15.0 million, respectively, attributable to the Colowyo coal mine.

  Income Tax Benefit (Provision)

        The effective income tax rate in 2007 was 7.6% compared to 14.9% for the year ended December 31, 2006. The decrease was primarily attributable to a larger excess tax depletion deduction in 2007 compared to 2006. Percentage depletion in excess of basis (the permanent portion) for 2007 was greater than percentage depletion in excess of basis in 2006, in part due to the net income of depletion at certain of our mines. Further, the relationship of permanent percentage depletion as compared to book income results in a more significant decrease in the effective rate for 2007 as compared to 2006.

  Earnings (Losses) from Unconsolidated Affiliates, Net of Tax

        We recorded an other than temporary impairment of $5.0 million ($3.2 million, net of tax) related to an equity method investment for the year ended December 31, 2006 and, primarily as a result of this charge, earnings (losses) from unconsolidated affiliates, net of tax was $(1.4) million for the year ended 2006 compared to $2.4 million for the year ended 2007.

  Net Income

        As a result of the factors discussed above net income for 2007 was $32.8 million compared to $38.0 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

  Revenues

        Revenues for the year ended December 31, 2006 were $1.42 billion, or 20.3% greater than revenues for the year ended December 31, 2005 of $1.18 billion. Of the increase, 11.3% was due to an increase in the price per ton of coal sold and 8.4% was due to an increase in the volume of coal sold. Shipments increased from 132.4 million tons in 2005 to 143.4 million tons in 2006. The increases in 2006 compared to 2005 in terms of both tons shipped and revenues per ton sold were attributable to electric utilities rebuilding depleted coal inventories as a result of weather-related rail delivery disruptions which began in May 2005 and lasted throughout the second half of 2005. Despite the year-over-year increase in revenues per ton of coal sold, market prices for coal declined in the second half of 2006 as the rebuilding of the customers' coal inventories was substantially completed, natural gas prices declined and weather remained mild, which reduced demand for coal-fired electricity generation. Revenues from the Colowyo mine were $158.6 million for the year ended December 31, 2006 and $122.9 million for the year ended December 31, 2005, or 11.2% and 10.4% of total revenues, respectively.

  Cost of Product Sold

        Cost of product sold increased to $1.08 billion for the year ended December 31, 2006, or 22.9%, over the cost of product sold for the year ended December 31, 2005 of $878.8 million. Our cost of product sold was 76.1% of revenues in 2006 compared to 74.5% of our revenues in 2005.

        Royalties and production taxes increased 19.2%, in line with the 20.3% increase in revenues for the year ended December 31, 2006 compared to 2005. The labor component of the cost of product sold increased by 30.2% from 2005, primarily due to increased production volumes in 2006 and an adjustment in our hourly labor rates to re-align them with then current market rates. Fuel and lubricant component costs increased by 40.4% primarily caused by the rise in worldwide crude oil prices, an increase in overburden removal and increased production. Repair parts and supplies increased 21.8% in line with increasing steel prices and higher contractor rates due to tight supply and high demand for skilled labor. The cost of explosives increased by 29.6% in 2006 from 2005 as a result of increased mining activity and increases in the costs of natural gas products, to which the cost of explosives is closely tied. External contract labor expenses increased by 14.4% in 2006 from 2005 due to the expanded utilization of contracted service providers to facilitate our efforts to increase production to meet increased demand. Included in our cost of product sold for 2006 and 2005 is $119.7 million and $90.3 million, respectively, from the Colowyo mine sales.

  Depreciation and depletion

        Depreciation and depletion increased to $122.3 million for the year ended December 31, 2006, or 33.2%, from $91.8 million for the year ended December 31, 2005. We made significant capital expenditures in recent years for property, plant and equipment, resulting in increased depreciation charges. Production increased from recently acquired, higher cost coal reserves, resulting in a higher depletion cost.

  Amortization

        Contract amortization expense was $44.6 million and $45.3 million for the years ended December 31, 2006 and 2005, respectively.

  Accretion

        Accretion expense was $14.3 million for the year ended December 31, 2006 compared to $11.5 million for the year ended December 31, 2005. The increase was primarily attributable to revised estimates of the future costs of our closure obligations, following expansion of mining areas and increases in key cost drivers such as the price of diesel fuel and the cost of heavy mining equipment.

  Selling, General and Administrative Expenses

        Selling, general and administrative costs increased from $48.1 million for the year ended December 31, 2005 by $8.8 million, or 18.3%, to $56.9 million for the year ended December 31, 2006. The increase was due to higher consultant costs, labor costs rising following a compensation review to re-align with then current market rates, increases in headcount, and the rebranding of the company to Rio Tinto Energy America.

  Other Income (Expense)

        Interest income increased from $1.7 million in 2005 to $3.8 million in 2006 as the average amount invested through this program in 2006 increased by $20.9 million from 2005.

        Interest expense increased from $49.6 million in 2005 to $56.5 million in 2006 primarily due to higher average balances outstanding on our Rio Tinto debt at a higher rate than 2005.

        Interest expense for the years ended December 31, 2006 and 2005 includes $15.0 million and $15.4 million, respectively, attributable to the Colowyo mine.

  Income Tax Benefit (Provision)

        Our effective tax rate was 14.9% and 23.0% for the years ended December 31, 2006 and 2005, respectively. The decrease is primarily attributable to an increase, relative to pretax income, in the benefit arising from the difference between the book and tax basis on a joint venture that was disposed of for the year ended December 31, 2006, which did not occur for the year ended December 31, 2005.

  Earnings (Losses) from Unconsolidated Affiliates, Net of Tax

        We recorded an other than temporary impairment of $5.0 million ($3.2 million, net of tax) related to an equity method investment for the year ended December 31, 2006 and, primarily as a result of this charge, earnings (losses) from unconsolidated affiliates, net of tax, was $(1.4) million for the year ended December 31, 2006 compared to $2.2 million for the year ended December 31, 2005.

  Net Income

        As a result of the factors discussed above net income for 2006 was $38.0 million compared to $39.8 million in 2005.

Liquidity and Capital Resources Prior to this Offering

        Historically, our primary source of liquidity has been cash from sales of our coal production to customers and borrowings from RTA. In addition, the acquisition of the Colowyo mine was financed by the issue of bonds. These bond liabilities will remain with Rio Tinto following this offering. Our primary uses of cash include our production costs, capital expenditures and principal and interest payments.

        Total cash on hand as of December 31, 2007 and 2006 and March 31, 2008 was $25.7 million, $25.5 million and $29.3 million, respectively. These are primarily balances held by the Decker mine, which we do not manage. Also included in cash was $2.1 million, $5.9 million and $5.4 million of restricted cash as of December 31, 2007 and 2006 and March 31, 2008, respectively, which are required to be set aside to fund payments in respect of the Colowyo bond obligations. Other than Decker, and Colowyo restricted cash, our cash balances are included in Rio Tinto Treasury overnight cash sweep arrangements. The balance of cash invested in these sweep arrangements was $82.7 million, $105.6 million and $104.2 million as of December 31, 2007 and 2006 and March 31, 2008, respectively.

        Net cash provided by operating activities was $87.6 million for the three months ended March 31, 2008 compared to $84.8 million for the three months ended March 31, 2007. Contributing to the increase in cash provided by operating activities was a $4.6 million improvement in net income driven by revenue growth, which also reflected a $9.2 million non-cash charge for the acceleration of amortization on contract rights, and $18.6 million provided by increases in amounts due to related parties and other current liabilities. These increases were partially offset by a $27.5 million change in cash provided by receivables, due primarily to the delay of a significant customer payment which was settled in full in May 2008.

        Net cash provided by operating activities increased from $304.1 for the year ended December 31, 2006 to $320.9 million for the year ended December 31, 2007. Increased revenues contributed to the growth in operating cash flows. While net income decreased by $5.1 million this included increases in non-cash charges of an $18.3 million asset impairment charge for the abandoned systems implementation, a $16.9 million increase in depreciation and depletion reflecting significant purchases of property, plant and equipment in recent years and a $17.8 million increase in expenses paid by the Parent on the Company's behalf which were not required to be reimbursed. These increases were partially offset by a $28.2 million use of cash for decreases in amounts due to related parties and other current liabilities.

        Net cash provided by operating activities increased from $252.9 million for the year ended December 31, 2005 to $304.1 million for the year ended December 31, 2006. Increased revenues contributed to the growth in operating cash flows. While net income decreased by $1.8 million, this included increases in non-cash charges of a $30.4 million increase in depreciation and depletion reflecting significant purchases of property, plant and equipment in recent years, and a $9.9 million increase in interest expense converted to principal as interest expense increased in 2006 from higher average balances on the related party long-term debt.

        Net cash used in investing activities decreased from $62.5 million for the three months ended March 31, 2007 to $49.1 million for the three months ended March 31, 2008 due to a decline in cash invested with Rio Tinto treasury and the receipt of a refundable deposit. This decrease was partially offset by an increase in purchases of property, plant and equipment. Net cash used in investing activities was $163.5 million in 2007 compared to $250.3 million for the year ended December 31, 2006. The primary reasons for the decrease in net cash used in investing activities was the high level of capital expenditure for the year ended December 31, 2006 on specific projects which were not repeated in 2007 and a decrease in the cash invested with Rio Tinto treasury, on an overnight sweep. Net cash used in investing activities increased to $250.3 million for the year ended December 31, 2006 from $154.6 million for the year ended December 31, 2005 primarily due to increases in our purchases of property, plant and equipment compared to the prior year for specific projects in 2006 and an increase in the amount of cash invested with Rio Tinto treasury.

        Net cash used in financing activities increased to $38.2 million for the three months ended March 31, 2008 from $25.2 million for the three months ended March 31, 2007 due to an increase in scheduled principal payments. Net cash used in financing activities increased to $153.3 million in 2007 from $45.5 million in 2006. This increase primarily related to payments on the long-term debt facility with RTA of $116.4 million during 2007 compared to a borrowing under the facility in 2006 of $55.2 million. The 2006 period also included a $75.9 million LBA payment which did not recur in 2007.

Net cash used in financing activities decreased from $89.7 million in 2005 to $45.5 million in 2006. The decrease is primarily due to the borrowing under the RTA facility of $55.2 million in 2006.

Liquidity and Capital Resources After this Offering

        After this offering, we expect our primary source of liquidity to be cash from sales of our coal production to customers, borrowings from banks under our revolving line of credit or other future debt and the issuances of securities in the capital markets. Upon completion of this offering, we will repay debt owed under the RTA facility from proceeds of our new credit arrangements that we intend to enter into, and we will need to obtain additional funding to the extent that we need to supplement cash generated from operations and our revolving line of credit to pay for acquisitions of mining leases, land rights, reserves or other assets or businesses and capital expenditures.

        We intend to seek to increase our reserve position by acquiring federal coal and surface rights adjoining our current operations in Wyoming and Montana. We are well-positioned to make these acquisitions due to the availability of unleased coal adjacent to our mines. We have also nominated as LBAs tracts of land that we believe contain, as applied for, approximately 1.9 billion tons of mineable coal, according to our estimates and subject to final determination by the BLM of the final boundaries and mineable tonnage for these LBA tracts to be bid over the next three years. We will continue to explore additional opportunities to increase our reserve base. In addition, our capital expenditure plans include our estimates of expenditures necessary to develop new LBAs, including the addition of sufficient fleets of heavy mining equipment needed to mine the coal. Our capital expenditure plans also include our estimates of the necessary expenditures to keep our current fleets updated to maintain our mining productivity and competitive position. We intend to use cash generated from operations to fund future acquisitions of reserves and capital expenditures, and, if needed, we intend to utilize our borrowing capacity. We do not expect to receive additional funding from RTA in the future. Cash flows generated are dependent on a number of factors beyond our control, such as the market price for our coal, and the market price we pay for costs such as diesel and other expenses of our business. If our cash flows are lower than expected we may not be able to pursue certain capital expenditures that we had planned.

        We intend to enter into a credit agreement with one or more lenders at or around the time of this offering and/or other financing transactions. We anticipate having $             million in term debt outstanding and up to         million available under a revolving credit facility. We will also enter into letters of credit and bonding facilities. The net cash proceeds from this third-party debt incurred at the time of closing of this offering will be used to repay the intercompany debt owed to Rio Tinto.

Off-Balance Sheet Arrangements

        In the normal course of business, we are party to a number of off-balance sheet arrangements. These arrangements include letters of credit typically provided by a bank; and surety bonds, typically provided by an insurance company. Liabilities related to these arrangements are not reflected in our consolidated balance sheets. As of December 31, 2007, we used a combination of surety bonds (including our proportional share of the Decker mine) and letters of credit to secure our off-balance sheet financial obligations, such as reclamation, coal lease obligations as well as certain exploration and black lung liabilities as follows (in millions):

	Surety Bonds	Letters of Credit	Total
Reclamation obligations	$386.2	$327.6	$713.8
Lease obligations	7.2	—	7.2
Other obligations	2.0	0.5	2.5

	$395.4	$328.1	$723.5

        We are obligated to provide for the costs associated with the reclamation of properties under lease. As such, we have provided surety bonds and letters of credit to various state and federal agencies. Similarly, we have provided surety bonds to state and federal lessors as a requirement to obtaining coal leases.

        We do not currently anticipate any material adverse impact on operations, financial condition or cash flows as a result of these off-balance sheet arrangements.

Contractual Obligations

        As of December 31, 2007, we had the following contractual obligations (in millions):

	Total	2008	2009 - 2010	2011 - 2012	2013 and Thereafter
Long-term debt—related party(1)(2)	$500.6	$—	$500.6	$—	$—
Long-term debt—bonds(4)	140.0	7.9	20.6	28.1	83.4
Long-term debt—other	79.8	34.7	38.9	6.2	—
Operating lease obligations	9.7	0.6	1.0	1.0	7.1
Coal purchase obligations(3)	101.7	46.1	55.6	—	—
Capital expenditure obligations	50.1	50.1	—	—	—

Total	$881.9	$139.4	$616.7	$35.3	$90.5

(1)
In connection with this offering, we expect to enter into $             million in senior notes, a $         million term loan and $         million revolving credit facility.

(2)
Included in long-term debt is $500.6 million due to RTA under our RTA facility. The interest rate on this note adjusts monthly and is tied to the rate paid by Rio Tinto on its commercial paper. As of March 31, 2008, the rate on this debt was 4.3%, compared to 6.5% as of December 31, 2007. As discussed above, we intend to refinance this debt as part of our separation from Rio Tinto and our new debt will be long-term. See Note 8 of Notes to Consolidated Financial Statements and "Our Corporate Reorganization and Financing Transactions," "Capitalization," and "Unaudited Pro Forma Consolidated Financial Information" included elsewhere in this prospectus.

(3)
As of December 31, 2007, the Company had outstanding coal purchase commitments of $101.7 million for coal purchases which are not included on the consolidated balance sheet.

(4)
Included in long term debt is $140.0 million of bonds issued by Colowyo in 1994 in two simultaneous tranches. The first tranche of the original principal amount of $92.8 million bears interest at 9.56% and matures in November 2011. The second tranche of the original principal amount of $100.0 million bears interest at 10.19% in November 2016.

        This table does not include our estimated asset retirement obligations. As discussed in the "Critical Accounting Policies" section below, the estimate of the net present value of our asset retirement obligations involves a number of estimates, including the timing of the payments to satisfy these obligations. The timing of payments is based on numerous factors, including projected mine closing dates. We believe that substantially all the payments required under our asset retirement obligations as of December 31, 2007 will be made subsequent to December 31, 2012. Based on our assumptions, we estimate the current net present value of our obligation is $224.9 million. See Note 9 of Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. These accounting principles require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our judgments, estimates and assumptions on historical information and other known factors that we deem relevant. Estimates are inherently subjective as significant management judgment is required regarding the assumptions utilized to calculate accounting estimates in our consolidated financial statements, including the notes thereto. Our significant accounting policies are described in Note 3 of Notes to Consolidated Financial Statements. This section describes those accounting policies and estimates which we believe are critical to understanding our historical consolidated financial statements and which we additionally believe will be critical to understanding our consolidated financial statements subsequent to this offering.

Revenue Recognition

        Revenues from coal sales are recognized when a customer takes delivery of our coal, which usually occurs at the time of shipment from our mine. Some coal supply agreements provide for price adjustments based on variations in quality characteristics of the coal shipped. In certain cases, a customer's analysis of the coal quality is binding and the results of the analysis are received on a delayed basis. In these cases, we estimate the amount of the quality adjustment and adjust the estimate to actual when the information is provided by the customer. Historically such adjustments have not been material.

Asset Retirement Obligations

        Our asset retirement obligations, or ARO, arise from the Surface Mining Control and Reclamation Act, or SMCRA and similar state statutes. These regulations require that we, upon closure of a mine, restore the mine property in accordance with an approved reclamation plan issued in conjunction with our mining permit.

        Our asset retirement obligations are recorded at fair value, or the amount at which we could currently settle our future reclamation obligations with informed and willing third parties. We use estimates of future third party costs to arrive at the ARO since such costs contain a profit component. We use this measure since, if we were to default on our ARO, the state or federal government would be required to hire a third party to complete the reclamation work. It has been our practice, and we anticipate it will continue to be our practice to perform a substantial portion of the reclamation work using internal resources. Hence, the ARO recorded may overstate the ARO liability if the reclamation work were performed using internal resources. Any such excess accrual will be restored to income when the ARO is satisfied.

        To determine our ARO, we calculate on a mine-by-mine basis the present value of estimated future reclamation cash flows based upon each mine's permit requirements, estimates of the acreage subject to reclamation, which is based upon approved mining plans, estimates of future reclamation costs and assumptions regarding the mine's productivity, which are based on engineering estimates which include estimates of volumes of earth and topsoil to be moved, the use of particular pieces of large mining equipment to move the earth and the running costs of those pieces of equipment. These cash flow estimates are discounted at the credit-adjusted, risk-free interest rate of U.S. Treasury bonds with a maturity similar to the expected life of the mine.

        The amount initially recorded as an ARO for a mine may change as a result of mining permit changes granted by mining regulators, changes in the timing of mining activities and the mine's productivity from original estimates and changes in the estimated costs or the timing of reclamation activities. We periodically update cash expenditures to meet each mine's reclamation requirements and we record an increase or decrease to the ARO to reflect the present value of the revised cash flow, which is determined using the current credit-adjusted, risk-free interest rate of U.S. Treasury bonds with a maturity similar to the expected remaining life of the mine. Effective January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements, or FAS 157, accordingly, any decrease in an ARO subsequent to its initial recognition will be calculated based using credit-adjusted, risk-free interest rate as of the date of the initial recognition of the ARO. We annually analyze the ARO on a mine-by-mine basis and, if necessary, adjust the balance to take into account any changes in estimates.

Impairment of Long-Lived Assets

        We evaluate the recorded amounts of our long-lived assets, other than goodwill, whenever events or circumstance indicate that a particular asset may be impaired. An impairment condition exists when the undiscounted cash flow attributable to an asset is less than the carrying value of the asset. Goodwill is evaluated annually for impairment during the fourth quarter of the year, or more frequently if circumstances indicate an impairment may have occurred.

        When an impairment condition exists, the asset is written down to its fair value, which is generally determined using probability weighted, discounted cash flow scenarios. This process involves estimating both the amount and timing of the cash flows and judgment as to the probability weighting assigned to each scenario. Probability-weighted cash flows are discounted using the credit-adjusted, tax-free interest rate of U.S. Treasury bonds with a maturity similar to the impaired asset's remaining life.

        Significant adverse changes to our business environment, interest rates and future cash flows could lead to the recognition of an impairment charge in future periods which could be material.

Share-Based Compensation

        Effective January 1, 2006, we adopted the provisions of SFAS No. 123R (Revised 2004), Share-Based Payment, or FAS 123R, which requires public companies to measure the cost of any employee share-based awards issued at fair value. This cost is expensed over the time period that the option recipient is required to provide service to earn the granted options, typically the vesting period. We adopted the provisions of the statement using the modified retrospective transition method and estimate the fair value of certain share-based payment awards as of the grant date using a lattice-based option valuation model. Under the lattice-based option valuation model, inputs to the model, such as the expected volatility of the underlying share price over the expected term of the option, the expected dividends to be paid on the underlying share over the expected term of the option, the risk-free interest rate, the distribution of Rio Tinto's Total Shareholder Return, or TSR, relative to the HSBC Global Mining Index, or Index, the average return on the Index, the volatility of Index returns, the correlation between the return on the Index and weighted average TSR for Rio Tinto and the volatility of the uncorrelated returns must be estimated. Changing any of the model inputs could significantly change the calculation of the options grant date fair-value. Upon our adoption of FAS 123R, we were required to estimate the awards that we ultimately expect to vest and to reduce stock-based compensation expense for the effects of estimated forfeitures of awards over the expense recognition period. Although we estimated forfeitures based on historical experience, forfeitures in the future may differ.

Under FAS 123R, the forfeiture rate must be revised if actual forfeitures differ from our original estimates. See Note 12 of Notes to Consolidated Financial Statements.

Income Taxes

        We provide for deferred income taxes for temporary differences arising from the financial statement and tax basis of assets and liabilities at each balance sheet date, using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. A deferred tax asset may be reduced by a valuation allowance when we, after assessing the probability of projected future taxable income and evaluating alternative tax planning strategies, believe that the future tax benefit may not be realized. Our consolidated deferred tax assets as of December 31, 2007 were $135.6 million, against which we had not established a valuation allowance. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, a valuation allowance may be needed.

Quantitative and Qualitative Disclosure About Market Risk

        We define market risk as the risk of economic loss as a consequence of the adverse movement of market rates and prices. We believe our principal market risks are commodity price risk and interest rate risk.

Commodity Price Risks

        Market risk includes the potential for changes in the market value of our coal portfolio. Due to the lack of quoted market prices and the long-term nature of the position, we have not quantified the market risk related to our coal supply agreements. As of March 31, 2008, we had agreed to sell 100% of our planned 2008 production. As of March 31, 2008, we have agreed to sell approximately 81% of our estimated 2009 production (excluding the Colowyo mine). In 2009, if we assume that the average selling price of coal increases by 10% from our 2007 average price per ton, we would recognize additional revenues on our remaining 2009 estimated production of approximately $28.0 million compared to 2007. Historically, we have managed the commodity price risk for our coal contract portfolio through the use of long-term coal supply agreements of varying terms and durations, rather than through the use of derivative instruments.

        We also face price risk involving other commodities used in our production process. We believe that price risks associated with diesel fuel and explosives are significant because of the recent price increases for these commodities. If we assume that we use the same quantities of these commodities in 2008 as we did in 2007 and further assume that the average costs of diesel fuel and explosives increase by 30% (which amount is indicative of average historical price increases we have experienced), we would incur additional fuel and explosive costs of approximately $40.6 million and $11.4 million in 2008 compared to $135.4 million and $38.0 million in 2007, respectively.

        Historically, we have not hedged commodities such as diesel fuel. We may enter into hedging arrangements in the future.

Interest Rate Risk

        As of December 31, 2007, we had $720.4 million of total debt, of which $500.6 million of intercompany debt has an adjustable interest rate that adjusts monthly, and was 6.5% as of December 31, 2007. The remaining debt is subject to a variable overnight interest rate, which may vary from time-to-time. The balance of our intercompany debt as of March 31, 2008 was $496.5 million. We intend to repay this debt in full with the proceeds of a new credit agreement or other financing transaction that we intend to enter into in connection with this offering. If our new credit facility or other financing arrangements that we enter into require us to borrow money at an adjustable interest rate, then we may be subject to increased sensitivity to interest rate movements as they relate to our ability to repay our debt. If we assume that we have the same debt outstanding in 2008 as we did as of December 31, 2007 and further assume that the average interest rate increases by 1%, we would recognize additional interest expense of approximately $5.0 million in 2008 as compared to 2007.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board, or FASB, issued FAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, or FSP 157-2, which delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis or at least once a year, to fiscal years beginning after November 15, 2008. The provisions of FSP 157-2 are effective for the Company's fiscal year beginning January 1, 2009. The Company adopted the provisions of FAS 157 on January 1, 2008, except for those items deferred under FSP 157-2. The adoption of FAS 157 did not have a material effect on the Company's financial position, results of operations or cash flows.

        In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Liabilities Including an amendment of FASB Statement No. 115, or FAS 159. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not elect the fair value option under FAS 159 for any of its financial assets or liabilities that are not already required to be presented at fair value and therefore the adoption of FAS 159 had no impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, or FAS 141R, and FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, or FAS 160. FAS 141R and FAS 160 will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. FAS 141R retains the fundamental requirements in FAS No. 141, "Business Combinations" while providing additional definitions, such as the definition of the acquirer in a purchase and improvements in the application of how the acquisition method is applied. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests, and classified as a component of equity. Both pronouncements become simultaneously effective January 1, 2009. Early adoption is not permitted. FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact that these pronouncements may have on its consolidated financial statements.

        In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, or FAS 161. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or FAS 133, to require enhanced disclosures about an entity's derivative and hedging activities, including disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

        In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3 Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact this FSP may have on its consolidated financial statements.

        In May 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or FAS 162. This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. FAS 162 applies to financial statements of nongovernmental entities that are presented in conformity with US GAAP and shall be effective sixty days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

Seasonality

        Our business has historically experienced only limited variability in its results due to the effect of seasons. Demand for coal-fired power can increase due to unusually hot or cold weather as power consumers use more air conditioning or heating. Conversely, mild weather can result in softer demand for our coal. Adverse weather conditions, such as blizzards or floods, can impact our ability to mine and ship our coal, and our customers' ability to take delivery of coal.

Internal Controls

        Prior to this offering, we operated as a subsidiary of Rio Tinto, which requires us to provide them financial information for inclusion in their consolidated financial reports. We have provided this information in accordance with International Financial Reporting Standards, or IFRS, at a level of materiality commensurate with their consolidated financial statements and necessary to meet their regulatory financial reporting requirements.

        As a stand-alone public company, we will be required to comply with the record keeping, financial reporting, corporate governance and other rules and regulations of the Securities and Exchange Commission, or SEC, including the requirements of the Sarbanes-Oxley Act, the Public Company Accounting Oversight Board, or PCAOB, and other regulatory bodies. These entities generally require that financial information be reported in accordance with U.S. GAAP, which differs from IFRS. As a stand-alone company, we will be required to report at a level of materiality commensurate with our stand-alone consolidated financial statements and necessary to meet our regulatory financial reporting requirements, which is lower than that of Rio Tinto.

        As a subsidiary of Rio Tinto, we were not required to and did not have personnel with SEC, Sarbanes-Oxley, PCAOB and U.S. GAAP financial reporting expertise. In addition, we were not required to comply with the internal control design, documentation and testing requirements imposed by Sarbanes-Oxley on a stand-alone basis, but rather only complied to the extent required as a part of Rio Tinto. In connection with this offering as a publicly-held, stand-alone company, we will become directly subject to these requirements.

        Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. A material weakness in internal control over financial reporting is defined as a single deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

        For the years for which our consolidated financial statements are presented in this prospectus, we were not required to have, nor was our independent registered public accounting firm engaged to perform, an audit of our internal control over financial reporting. Our independent registered public accounting firm's audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed. During the preparation of our carve-out consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, through our own assessment we determined that we have, and our independent registered public accounting firm informed our management of, material weaknesses in our internal controls over financial reporting as a stand-alone company that, if not properly corrected, could result in material misstatements in our financial reporting. Specifically, we did not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements and complexity of our operation and transactions. In addition, we did not maintain an adequate system of processes and internal controls as a stand-alone public company sufficient to support our financial reporting requirements and produce timely and accurate U.S. GAAP consolidated financial statements consistent with being a stand-alone public company.

        In connection with our separation from Rio Tinto and this offering, we have been engaged in a program to evaluate our system of internal control over financial reporting. This program has consisted of a review of current processes and controls; identification of deficiencies; and evaluation of the deficiencies' effect on our consolidated financial statements. We are working on a remediation plan to improve the effectiveness of our internal controls over financial reporting as an independent public company but we have not finalized the plan. The plan includes:

Financial Reporting Function

  •
  Evaluation of the skill sets and level of experience needed as an independent public company.

  •
  Evaluation of strengths and experience levels of existing financial reporting staff relative to those needed.

  •
  Development of a recruiting plan, including appropriate compensation levels.

  •
  Development and implementation of an outsourcing plan to meet certain financial reporting and compliance requirements until such time as we have recruited the necessary staff to meet those requirements.

Controls Documentation/Testing Process

  •
  Reviewing and evaluating current documentation of internal controls.

  •
  Evaluating and documenting overall entity control environment.

  •
  Developing documentation standards/methodology.

  •
  Determining and documenting key controls in each functional area.

  •
  Developing and implementing a testing plan.

        Under current requirements, our independent registered public accounting firm is not required to evaluate and assess our internal control over financial reporting until its audit of our 2009 consolidated financial statements. Consequently, we will not be evaluated independently in respect of our controls for a substantial period of time after this offering is completed. As a result, we may not become aware of other material weaknesses or significant deficiencies in our internal controls that may be later identified by our independent registered public accounting firm as part of the evaluation.

        The measures or activities we have taken to date, or any future measures or activities we will take, may not remediate the material weaknesses we have identified. See "Risk Factors—We have identified material weaknesses in our internal controls over financial reporting that, if not properly corrected, could result in material misstatements in our financial reporting" and "Risk Factors—We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed" included elsewhere in this prospectus.

THE COAL INDUSTRY

        Coal is an abundant and affordable natural resource used primarily to provide fuel for the generation of electric power. World-wide recoverable coal reserves are estimated to be approximately 1.0 trillion tons based on the EIA's International Energy Annual 2005. Based on 2006 EIA data, the U.S. is one of the world's largest producers of coal, with coal reserves representing approximately 230 years of U.S. supply based on current usage rates. Coal is the most abundant fossil fuel in the U.S., representing the vast majority of the nation's total fossil fuel reserves.

Industry Trends

        Coal markets and coal prices are influenced by a number of factors and can vary significantly by region. The global supply and demand balance for coal as well as the overall increase in prices for energy-based commodities such as natural gas and crude oil, has resulted in rising prices for the coal we produce. In recent years, the U.S. coal market has been characterized by increasing prices with some pricing volatility. Coal consumption in the U.S. and particularly from the PRB has been at historic highs, driven in recent periods by several market dynamics and trends, which may or may not continue, including the following:

         Continued strong demand in the U.S. steam coal market.    Domestic demand for steam coal continues to be strong, driven primarily by growth in electricity demand, which is expected to increase at an average annual rate of 1.1% from 2007 through 2020, according to the EIA (which assumes no future federal or state carbon emissions legislation is enacted and assumes a significant number of additional coal-fired power plants will be built during the period). Increased utilization rates by existing power plants are projected by the EIA to be a driver of coal demand. According to the EIA, the average capacity factor for coal-fired plants in 2007 was 73%. This capacity factor was relatively flat compared with 2006, but prior to that, plants had been averaging about 1% capacity factor increase per year over the prior five years. We believe that increases in the capacity factor may significantly increase coal demand in upcoming years.

         Increased international demand, growing export market and increased demand from U.S. steel market.    International demand for coal continues to be driven by rapid growth in electrical power generation capacity in Asia, particularly in China and India. China and India represented approximately 44% of total world coal consumption in 2005 and are expected to account for approximately 50% by 2030, according to the EIA. The increase in international demand has led to increased demand for coal exports from the U.S. The decreasing value of the U.S. dollar in recent periods relative to foreign currencies has also increased the demand for U.S. coal in the export market. Additionally, demand for metallurgical coal needed to produce steel has continued to increase. While we do not produce any metallurgical coal, this demand is diverting coal that could be sold as steam coal into the metallurgical coal market. We expect to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. markets continue to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints.

         Changes in U.S. regional production.    Coal production in the eastern U.S., other than the Illinois Basin, has declined in recent years because of production difficulties, reserve degradation and difficulties acquiring permits needed to conduct mining operations. Shortages and decreases in supply in the eastern U.S., including due to increasing demand in the foreign markets, continue to affect pricing in the eastern U.S. We believe that many eastern utilities are considering blending coals as an option to offset increasing eastern U.S. coal prices and meet more stringent environmental requirements, as discussed below.

         Coal remains a cost-competitive energy source relative to alternative fossil fuels and other alternative energy sources.    Coal continues to be a low cost source of energy relative to its substitutes because of the high prices for alternative fossil fuels. Coal also has a lower all-in cost relative to other alternative energy sources, such as nuclear, hydroelectric, wind and solar power. PRB coal in particular remains a cost-competitive energy source because it exists in greater abundance and is easier and cheaper to mine than coal produced in other regions. Changes in the prices for other fossil fuels or alternative energy sources in the future could impact the price of coal.

         Increased Prices for PRB Coal.    Although U.S. coal markets have recently experienced significant volatility, spot prices for PRB coal have more than doubled from $6.15 to $15.75 per ton for 8,800 Btu coal from January 2005 to June 2008. Market prices for 8,800 Btu coal we have received recently reached more than $20/ton for deliveries in 2010. The prices for alternative fossil fuels, such as oil and natural gas, have been at historic highs in recent periods, and future changes in the prices for these fossil fuels may impact the price of coal. See "Risk Factors—Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our revenues and results of operations, as well as the value of our coal reserves."

         Increasingly Stringent Air Quality Regulations.    A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide, and other air pollutants have been proposed and/or enacted by federal and/or state regulatory authorities in recent years. As a result of some of these regulations, increased demand for western U.S. coal has occurred as coal-fired electricity producers have switched from bituminous coal to lower sulfur sub-bituminous coal. The PRB has benefited from this switching and its market share has increased accordingly. However, increasingly stringent air regulations may lead some coal-fired plants to install additional pollution control equipment, such as scrubbers, thereby reducing the need for low sulfur coal. Considerable uncertainty is associated with these air emission regulations, a few of which, including the Clean Air Interstate Rule, or CAIR, and the Clean Air Mercury Rule, or CAMR, have been vacated by the U.S. Court of Appeals for the District of Columbia. As a result, it is not possible to determine the impact of such regulatory initiatives on coal demand nationwide but they could be material. See "Risk Factors—Extensive environmental regulations (including existing and potential future regulatory requirements relating to air emissions and greenhouse gases) affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to decline" and "Because we produce and sell coal with a low sulfur content, a reduction in the price of sulfur dioxide emission allowances or increased use of technologies to reduce sulfur dioxide emissions could materially and adversely affect the demand for our coal and our results of operations" and "Environmental and Other Regulatory Matters."

Demand for U.S. Coal Production

U.S. Coal Market Demand

        Coal is used primarily by utilities to generate electricity, commonly referred to as "steam coal," by steel companies to produce coke for use in blast furnaces, commonly referred to as "metallurgical coal," and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. Based on preliminary EIA data for 2007, 97% of coal consumed in the U.S. in 2007 was from domestic production sources. Coal produced in the U.S. is also exported to Canada, Europe and other locations, primarily from eastern coal supply sources and east or gulf coast terminals. The following table sets forth historical and projected demand trends for U.S. coal by consuming sector for the periods indicated, according to the EIA.

US coal consumption by sector
(in millions)

						Annual Growth
	Actual 2001	Actual 2004	Actual 2007	Forecast 2010	Forecast 2020
						2001-2010	2010-2020
Electric power	964	1,016	1,046	1,054	1,202	1.0%	1.3%
Other Industrial	65	62	57	64	59	(0.3)%	(0.8)%
Coke plants	26	24	23	23	20	(1.5)%	(1.1)%
Residential/Commercial	4	5	3	4	4	(0.9)%	(0.1)%
Coal to liquids	0	0	0	0	42

Total US Consumption	1,060	1,107	1,129	1,145	1,327	0.9%	1.5%

Source: EIA Annual Energy Review 2007 and Annual Energy Outlook 2008

        The nation's power generation infrastructure is largely coal-fired, principally because of the relatively low cost and abundance of coal. As a result, coal has consistently supplied 49% to 52% of U.S. electricity power generation production during the past 10 years, according to the EIA. Coal is generally the lowest cost fossil-fuel used for base-load electric power generation and, historically, has been considerably less expensive than natural gas or oil. According to EIA projections, for a new coal-fired plant built today, fuel and associated operating and maintenance costs would represent about 30% of total costs, whereas the fuel and associated operating and maintenance costs for a new natural gas-fired plant would be about 70%. Coal-fired generation is also competitive with nuclear power generation, especially on a total cost per megawatt-hour basis. The production of electricity from existing hydroelectric facilities is inexpensive, but new sources are scarce and its application is limited both by geography and susceptibility to seasonal and climatic conditions. In 2007, non-hydropower renewable power generation, such as wind power, accounted for only 2.5% of all the electricity generated in the U.S. and is currently not economically competitive with existing technologies. Coal consumption patterns are also influenced by the demand for electricity, governmental regulation affecting power generation, technological developments and the location, availability and cost of other energy sources such as nuclear and hydroelectric power. The following chart sets forth the breakdown of U.S. electricity generation by energy source from February 2007 to February 2008, according to the EIA.

Source: EIA Electric Power Monthly (May 2008)

        The EIA projects that generators of electricity will increase their demand for coal as demand for electricity increases. The EIA estimates that total U.S. electricity use will increase at an average annual rate of .9% from 2007 to 2020, despite projected efforts throughout the U.S. for industrial, residential and other consumers to become more energy efficient. Coal consumption has generally grown at the pace of electricity growth because coal-fueled electricity generation is used in most cases to meet "base-load" requirements, which are the minimum amounts of electric power delivered or required over a given period of time at a steady rate. Based on estimates compiled by EIA, U.S. coal consumption for electric generation is expected to grow 1.1% per year until 2020. These amounts assume no future federal or state carbon emissions legislation is enacted.

        Based on EIA projections, current capacity for electricity generation may not be enough to support projected electricity demand. The EIA projected that 106 GW of new electricity capacity will be needed between 2006 and 2020, with approximately 35% of the new capacity estimated to come from coal-fired generation. Because the EIA projections are based on factors and assumptions contained in its forecasts, actual amounts of new capacity may differ significantly from those estimates and if they differ negatively, the amount of new electricity capacity needed may not grow as the EIA projects.

        The proposed plants or expansions are utilizing the full spectrum of technologies from pulverized coal and circulating fluidized bed, which permit coal to be more easily burned, and integrated coal gasification cycle units, which permit coal to be turned into a gasified product for the easier capture of carbon in the future. Many projects that are moving forward are being developed by municipals and regulated utilities due to their ability to recover costs, prior experience with coal and availability of low cost capital.

Western U.S. Coal Market Demand

        According to the EIA, annual U.S. coal demand is projected to reach 1.327 billion tons by 2020, with approximately 56% of the demand supplied by the western U.S. This is due to several factors, including utilities switching from higher cost, depleting eastern U.S. coals to more abundant, lower cost and lower sulfur western U.S. coal. Demand for clean-burning, low sulfur coal has also grown significantly since the adoption of the Clean Air Act. In addition, as higher Btu eastern U.S. coal is shipped to international markets for both steam and metallurgical use and to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. markets continues to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints.

        According to EIA estimates, the PRB produced approximately 480 million tons of coal in 2007. The EIA is further projecting PRB production to reach 554 million tons by 2020. As of June 30, 2008, approximately 11 LBAs, including LBAs for us and our competitors, are pending, totaling approximately 4.7 billion tons of mineable federal coal in Wyoming. There can be no assurances that any of these LBAs will be granted. In addition, railroads servicing the PRB are increasing capacity to meet the anticipated increase in coal shipping volumes.

        In order to meet the expected increased demand for coal-fired generation, the EIA has forecasted that 37 GW of coal-fired generation (planned and unplanned) will come online between 2007 and 2020, of which 11 GW will come online in the next four years. This new capacity could accommodate an increase in coal production of up to approximately 159 million tons. Some of these new coal-fired plants will offset retirements of existing units, but overall GWs of coal-fired generation would grow if these plants are built. Based on EIA data, the PRB is expected to supply significantly more of the new electricity generation needs than any other coal-producing region. There can be no assurances that this additional capacity will actually come online as projected by the EIA. See "Risk Factors—Reduced Coal Consumption by U.S. electric power generators could result in lower prices for our coal which could reduce our revenues and materially and adversely affect our business and results of operations."

U.S. Coal Production and Distribution

        U.S. coal production was approximately 1.146 billion tons in 2007 based on information from the EIA. The following table sets forth production statistics in each of the major U.S. coal producing regions for the period indicated based on EIA data and projections. Forecast amounts in the table below assume no future federal or state carbon emissions legislation is enacted and assume a significant number of additional coal-fired power plants will be built during the forecast period. See "—Special Note Regarding EIA Market Data and Projections."

Tonnages from major coal producing regions

						Annual Growth
	Actual 2001	Actual 2004	Actual 2007	Forecast 2010	Forecast 2020
Tons (million)						2001-2010	2010-2020
Powder River Basin	393	421	480 (2)	481	554	2.3%	1.4%
Central Appalachia	269	232	226	206	131	(3.0)%	(4.4)%
Northern Appalachia	142	135	132	153	174	0.8%	1.3%
Illinois Basin	95	90	96	107	120	1.3%	1.2%
Other(1)	228	233	212	219	291	(0.4)%	2.9%

Total	1,127	1,112	1,146	1,166	1,270	0.4%	0.9%

Percentage of tons
Powder River Basin	35%	38%	42%	41%	44%
Central Appalachia	24%	21%	20%	18%	10%
Northern Appalachia	13%	12%	12%	13%	14%
Illinois Basin	8%	8%	8%	9%	9%
Other	20%	21%	18%	19%	23%

(1)
Includes production from other coal producing regions in the U.S., including the Uinta Basin, Southern Appalachia and the Interior region, other than the Illinois Basin.

(2)
PRB production amounts for 2007 based on 2007 projected production amounts published by the EIA.

Source: EIA Annual Coal Reports (2001 and 2004), Annual Energy Outlook 2008 and Supplemental Tables to the Annual Energy Outlook 2008

Coal Regions

        Coal is mined from coal fields throughout the U.S., with the major production centers located in the western U.S., Northern and Central Appalachia and the Illinois Basin. The quality of coal varies by region. Heat value, sulfur content and suitability for production of metallurgical coke are important quality characteristics and are used to determine the best end use for the particular coal types. All of our coal production comes from the PRB in the Western region.

  Western United States

        The Western region includes, among other areas, the PRB and the Uinta Basin region. According to the EIA, coal produced in the western U.S. increased from 408.3 million tons in 1994 to 621.0 million tons in 2007 as regulations limiting sulfur dioxide emissions have increased demand for low sulfur coal over this period.

         Powder River Basin.    The PRB is located in northeastern Wyoming and southeastern Montana. Coal from the PRB is sub-bituminous coal with low sulfur content ranging from 0.2% to 0.9% and heating values ranging from 8,000 to 9,500 Btu.

        The portion of the PRB located in the state of Wyoming is typically referred to as the Southern PRB. In the early 1970s, utilities began turning to western low sulfur coal to meet new air quality standards. PRB coal is also a low cost energy source for utilities. Coal produced from the Southern PRB has a heat value in the range of 8,000 to 8,900 Btu and sulfur content ranging from 0.2% to 0.9%. Four major coal producers in addition to us, Arch Coal, Inc., Foundation Coal Corporation, Kiewit Mining Group, Inc. and Peabody Energy Corporation, operate in the Southern PRB region.

        The portion of the PRB that is located in the state of Montana is typically referred to as the Northern PRB. The coal mined in the Northern PRB comes from two areas: the Colstrip area, which is characterized by a lower Btu (<8,800 Btu) and higher sulfur content (>0.6%), and the area around our Spring Creek and Decker mines, which is characterized by Btu in the range of 9,300 to 9,500 and sulfur content around 0.3% to 0.4%. The Spring Creek/Decker area also typically has higher sodium content of approximately 1.0% to 9.0%. Our company, Kiewit Mining Group, Inc. and Westmoreland Coal Company operate in the Northern PRB region.

         Uinta Basin.    The Uinta Basin includes western Colorado and eastern Utah. The coal from this region typically has a sulfur content of 0.4% to 0.8% and a heat value of between 10,000 and 12,500 Btu. The major producers in this region include Arch Coal, Inc., CONSOL Energy Inc. and Peabody Energy Corporation. The Colowyo mine, which will remain with Rio Tinto following the completion of this offering, is located in the Uinta Basin.

  Eastern United States

Appalachian Region.    The Appalachian Region, located in the eastern U.S., is divided into the north, central and southern Appalachian regions. According to the EIA, coal produced in the Appalachian Region decreased from 445.4 million tons in 1994 to 377.1 million tons in 2007, primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production. Coal mined from this region generally has a high heat value of 12,000 to 14,000 Btu and sulfur content from 1% to 3.5%.

         Interior Region.    The Interior Region is comprised of the Illinois Basin and other coal-producing states in the interior of the U.S. According to the EIA, coal produced in the interior region decreased from 179.9 million tons in 1994 to 146.6 million tons in 2007. Coal from this region generally has a heat value of 10,500 to 12,000 Btu and sulfur content from 1% to 3.5%.

Largest U.S. Coal Producers

        The following table sets forth the largest coal producers based on tons produced in the U.S. in 2007.

Company	Tonnage	Total U.S.
	(in millions)
Peabody Energy Corporation(1)	192.3	16.8%
Cloud Peak Energy Inc.(2)	132.3	11.5%
Arch Coal, Inc.(3)	128.1	11.2%
Foundation Coal Corporation	71.8	6.3%
CONSOL Energy Inc.	64.6	5.6%
Massey Energy Company	39.0	3.4%
Kiewit Mining Group, Inc.	37.5	3.3%
North American Coal Corporation	34.0	3.0%
Westmoreland Coal Company	30.0	2.6%
Murray Energy Corporation	27.1	2.4%

    (1)
    Includes production plus tons sold, excluding trading and brokerage operations.

    (2)
    Reflects production from our predecessor, Rio Tinto Energy America Inc., not including production amounts from the Colowyo mine.

    (3)
    Includes tons sold plus brokered coal.

    Source: National Mining Association, 2007 Coal Producing Survey

Transportation

        Coal used for domestic consumption is generally sold free on board at the mine or nearest loading facility. The purchaser normally bears the transportation costs whether by rail or barge. Export coal, however, is usually sold at the export shipment port, and coal producers are responsible for shipment to the coal-loading facility at the port of exit, with the buyer paying the ocean freight.

        Historically, most electricity generators arranged long-term shipping contracts with rail or barge companies to assure stable delivery costs. Transportation can be a large component of a purchaser's total cost. Although the purchaser pays the freight, transportation costs still are important to coal mining companies because the purchaser may choose a supplier largely based on cost of transportation. Rail costs can constitute up to 70% of the delivered cost of PRB coal, depending on then-current coal prices, with the relative transportation component increasing with increasing distance from the mine and where switching between different transport providers is required. According to the National Mining Association, in 2006 railroads accounted for approximately three-fourths of total U.S. coal shipments, while river barge and lake movements account for an additional 10%. Trucks and overland conveyors haul coal over shorter distances, while barges, Great Lake carriers and ocean vessels move coal to export markets and domestic markets requiring shipment over the Great Lakes and the Mississippi and Missouri rivers.

        Most coal mines are served by a single rail company, but much of the PRB is served by two rail carriers, the Burlington Northern Santa Fe Railway, or BNSF, and the Union Pacific Railroad, or UP. In the eastern U.S. there are two primary railroads, the Norfolk Southern Railway, or NS, and CSX Transportation Inc., or CSX. Besides rail deliveries, eastern customers typically rely on a river barge system. Current railway capabilities are not generally sufficient for the shipping of large volumes of western U.S. coal into eastern U.S. markets. Greater co-operation and equipment standardization between the BNSF, UP, NS and CSX railroads and further development of railway infrastructure will be needed, for large volumes of western U.S. coal to be shipped to the east.

        The Southern PRB is currently served by the BNSF and UP railroads, which provide access to many western and midwestern utilities and to interchange points where NS and CSX could provide access to eastern utilities. The BNSF serves all mines in the Southern PRB while the UP only serves the mines south of Gillette, Wyoming on what is known as the Joint Line of the BNSF/UP railroads. The Joint Line is a 103-mile long corridor with more than 295 miles of double, triple and quadruple track segments. Over the last several years, BNSF and UP have invested heavily into the Joint Line to make sure capacity on the railway meets future demand. In 2007, the Joint Line portion of the Southern PRB shipped approximately 360 million tons of coal and based on the railroads' estimates the Joint Line is expected to transport approximately 390 million tons in 2008. Announced expansion plans by the two railroads could increase capacity on the Joint Line to approximately 500 million tons by 2012.

        The number of railroads serving the Southern PRB could increase in the future if the Dakota, Minnesota and Eastern, or DM&E, PRB railroad expansion project is constructed. A railroad spur proposed by DM&E may provide additional access to upper Midwest and Great Lakes markets, and, if constructed, will compete with BNSF and UP. In the fall of 2007, the Canadian Pacific railroad announced it would purchase DM&E for $1.5 billion. The Surface Transportation Board needs to approve the purchase of DM&E by the Canadian Pacific railroad, and the approval process is expected to be completed by the end of 2008. We cannot assure you that the expansion project will be completed as expected.

        The Northern PRB is served solely by the BNSF railroad, which provides access to utility and industrial markets in the Midwestern Upper Great Lakes region and northern tier states. BNSF also provides access to export markets through Western U.S. and Canada ports. The addition of new railroad facilities including, for example, the Tongue River Railroad, or the upgrade of existing facilities in Montana could result in increased production in Montana and competition for available coal located in Montana. In 2007, the Northern PRB produced 43 million tons of coal, of which 31 million tons were railed to customers by BNSF. The remaining Northern PRB production served local markets. BNSF is projected to transport approximately 33 million tons of Northern PRB production in 2008.

Special Note Regarding EIA Market Data and Projections

        Coal industry market data and projections referred to in this section and prepared by the EIA reflect statements of what might happen in the coal industry given the assumptions and methodologies used by the EIA. Industry projections of the EIA are subject to numerous assumptions and methodologies chosen by the EIA. For example, these projections assume that the laws and regulations in effect at the time of the projections remain unchanged and do not reflect any assumed pricing for carbon emissions in the forecast period or assume that any future federal or state carbon emissions legislation has been enacted. In addition, these projections may assume certain general economic conditions or industry conditions at the time of the projection that may or may not reflect actual economic or industry conditions during the forecast period, including with respect to planned and unplanned additional electricity generating capacity. Actual results may differ from those results projected by the EIA, including projections related to the demand for additional electricity generating capacity, because of changes in economic conditions, laws or regulations, pricing for other energy sources or because of other factors not anticipated in the EIA projection.

BUSINESS

Overview

        We are the second largest producer of coal in the U.S. and in the PRB based on 2007 coal production. We operate some of the safest mines in the industry. According to MSHA data, in 2007 we had the lowest employee all injury incident rate among the 5 largest U.S. coal producing companies. We operate solely in the PRB, the lowest cost coal producing region of the major coal producing regions in the U.S., and operate three of the five largest coal mines in the region and in the U.S. Our operations include four wholly-owned surface coal mines, three of which are in Wyoming and one in Montana, and we own a 50% interest in another surface coal mine in Montana. We produce sub-bituminous steam coal with low sulfur content and sell our coal primarily to electric utilities, supplying approximately 75 customers with over 140 domestic plants. Steam coal is primarily consumed by electric utilities and industrial consumers as fuel for electricity generation. In 2007, the coal we produced generated approximately 6.0% of the electricity produced in the U.S. As of June 30, 2008, we controlled approximately 1.7 billion tons of coal, consisting of approximately 1.4 billion tons of proven and probable coal reserves as of December 31, 2007, approximately 288 million tons of mineable coal (according to BLM estimates) that we acquired in April 2008 and approximately 104 million tons of non-reserve coal deposits.

        We continue to experience favorable market conditions in the coal industry. Growth in domestic consumption and a sharp rise in U.S. coal exports, particularly from the eastern U.S., have resulted in coal prices significantly above the historical averages. As higher Btu eastern U.S. coal is shipped to international markets for steam and metallurgical use, and to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. coal markets continue to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints. In addition, while PRB coal generally has not been exported, recent interest from foreign buyers is increasing, including for higher Btu coal from our Spring Creek mine. Because we operate solely in the PRB, the lowest cost coal producing region of the major coal producing regions in the U.S., we benefit from the fact that our mines are among the lowest cost and highest producing mines in the U.S. We sell our production under contracts of varying lengths, including spot sales, to mitigate our exposure to potential fluctuations in coal prices. We have agreed to sell almost all of our estimated production for 2008. As of March 31, 2008, approximately 19% and 41% of our estimated production of approximately 137.6 million tons and 140.6 million tons for the years ended December 31, 2009 and 2010, respectively, remain unsold.

        For the year ended December 31, 2007 and the three months ended March 31, 2008, excluding Colowyo and other non-coal business, we:

  •
  produced 132.3 million and 32.7 million tons of coal, respectively;

  •
  generated pro forma revenues of $             billion and $             million, respectively; and

  •
  had pro forma net income of $             million and $             million, respectively.

Our Strengths

        We believe that the following strengths enhance our market position:

         We are the second largest coal producer in the U.S. and in the PRB and have a significant reserve base.    Based on 2007 production of 132.3 million tons, we are the second largest coal producer in the U.S. and in the PRB. As of June 30, 2008, we controlled approximately 1.7 billion tons of coal, consisting of approximately 1.4 billion tons of proven and probable coal reserves as of December 31, 2007, approximately 288 million tons of mineable coal, according to BLM estimates, that we acquired in April 2008 and approximately 104 million tons of non-reserve coal deposits.

         We operate highly productive mines in the PRB, the lowest cost coal producing region of the major coal producing regions in the U.S.    All of our mines are located in the PRB, which is the lowest cost coal producing region of the major coal producing regions in the U.S. We operate three of the five largest mines in the PRB and the U.S. We believe that our large PRB mines provide us with significant economies of scale. We benefit from the fact that our mines are among the lowest cost and highest producing mines in the U.S.

         Our acquisition of additional LBAs and surface rights and our substantial capital investments in our mines in recent years have positioned us well for the future.    We have focused on strategic acquisitions and subsequent expansions of large, low operating cost, low sulfur operations in the PRB and replacement of, and additions to, our reserves through the LBA process and the acquisition of related surface rights. From January 1, 2005 to June 30, 2008, we acquired an additional 283 million tons of reserves as well as the recently acquired South Maysdorf tract that the BLM estimates to contain 288 million tons of mineable coal for a total commitment of $417.0 million, of which we have already made cash installment payments of $146.1 million. From January 1, 2005 to March 31, 2008, we have also made significant capital expenditures in our mining facilities and equipment, investing $481.1 million. Over the last few years we have:

  •
  acquired control over significant surface holdings adjacent to our existing operations;

  •
  invested in several new large shovels and truck fleets for overburden removal at the Antelope and Jacobs Ranch mines and a large dragline at the Jacobs Ranch mine;

  •
  placed in service new 240-ton AC haul trucks at the Spring Creek mine replacing existing 190-ton haul trucks;

  •
  upgraded coal handling facilities at the Antelope, Jacobs Ranch and Spring Creek mines; and

  •
  completed two overland coal conveyors at the Jacobs Ranch mine and the Spring Creek mine.

These investments have increased our existing mines' capacity and productivity. We have also nominated as LBAs tracts of land that we believe contain, as applied for, approximately 1.9 billion tons of mineable coal according to our estimates and subject to final determination by the BLM of the final boundaries and mineable tonnage for these tracts. Accordingly, we believe we are well-positioned for the future through the strategic acquisition of additional LBAs and surface rights. We continue to analyze ways to upgrade our equipment and facilities in order to maintain a high quality and cost-effective platform for the mining and processing of our coal resources.

         We are well-positioned to take advantage of strong industry trends in the U.S. and in the PRB region.    Recent increases in U.S. coal consumption have been driven primarily by increased use of existing electricity generation capacity and the construction of new coal-fired power plants. We expect to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. markets continue to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints. In addition, increasingly stringent air quality laws and the related cost of scrubbers may favor low sulfur PRB coal over other types of coal, creating additional domestic demand for PRB coal. According to the EIA, annual U.S. coal demand is projected to reach 1.33 billion tons by 2020, compared to demand of 1.13 billion tons in 2007 (which assumes no future federal or state carbon emissions legislation is enacted). The western U.S. is expected to represent approximately 56% of U.S. coal demand in 2020.

         Our employee-related liabilities are low for our industry.    We only operate surface mines. As a result, our exposure to certain health claims and post-retirement liabilities, such as black-lung disease, is lower relative to some of our publicly traded competitors that operate underground mines. Our pension obligations were fully funded at the end of 2007. As part of our separation from Rio Tinto, obligations for pension and post-retirement welfare for active employees will be retained by us, and obligations for employees who have retired as of the date of our separation from Rio Tinto will be retained by Rio Tinto America.

         We have a strong safety and environmental record.    We operate some of the industry's safest mines. According to data from MSHA, in 2007 we had the lowest employee all injury incident rate among the 5 largest U.S. coal producing companies. All of the mines we operate are ISO 14001 certified, and we are committed to maintaining a system that controls and reduces the environmental impacts of mining operations. We maintain a well-documented management system to help ensure that laws, regulations, objectives and targets applicable to our operations are known and implemented. We have also won numerous state and federal awards for our strong safety and environmental record. As a result of our safety and environmental records, we believe we have positive relationships with industry regulators.

         Our senior management team has extensive industry experience.    Our senior management team has significant work experience in the mining and energy industries, with on average            years of relevant mining experience. Most members of our senior management team gained this experience through various positions held within the Rio Tinto Group, one of the largest mining companies in the world.

Business Strategy

        Our business strategy is to:

         Capitalize on favorable U.S. and worldwide coal industry market conditions.    Growth in domestic coal consumption and a sharp rise in U.S. coal exports, particularly from the eastern U.S., have resulted in coal prices in recent periods significantly above the historical averages. As higher Btu eastern U.S. coal is shipped to international markets for steam and metallurgical use, and to the extent that the capabilities for shipping large volumes of western U.S. coal to eastern U.S. markets continue to improve, PRB coal may increasingly be substituted for eastern U.S. coal, which is currently in short supply due to increased export demand and production constraints. While only a small percentage of PRB coal is currently exported, recent interest from foreign buyers is increasing, including for higher Btu coal from our Spring Creek mine in Montana.

         Continue to build our reserves.    We have focused on strategic acquisitions and subsequent expansions of large, low cost, low sulfur operations in the PRB and replacement of, and additions to, our reserves through the acquisition of companies, mines and reserves. We will continue to seek to increase our reserve position by acquiring federal coal through the LBA process and by purchasing surface rights for land adjoining our current operations in Wyoming and Montana. For example, in 2005 we added 175.4 million tons of reserves in an LBA for our Antelope mine, in 2007 we acquired 107.5 million tons of reserves in an LBA for our Spring Creek mine, and in April 2008, we acquired the 288 million mineable ton, as estimated by the BLM, South Maysdorf LBA tract, adjacent to our Cordero Rojo mine. We have applications outstanding for four LBAs to be bid over the next three years, that cover, as applied for, approximately 1.9 billion tons of mineable coal according to our estimates and subject to final determination by the BLM of the final boundaries and mineable tonnage for these LBA tracts. We will continue to explore additional opportunities to increase our reserve base.

         Focus on operating efficiency and leverage our economies of scale.    We will seek to control our costs by continuing to improve on our operating efficiency. Following this offering and our separation from Rio Tinto, we will remain the second largest producer of coal in the U.S. based on 2007 production statistics. We believe we will continue to benefit from significant economies of scale through the integrated management and operation of our four wholly-owned mines. We have historically improved our existing operations and evaluated and implemented new mining equipment and technologies to improve our efficiency. Our large fleet of mining equipment, information technology systems and coordinated equipment utilization and maintenance management functions allows us to enhance our efficiency. Our experienced and well-trained workforce is key in identifying and implementing business improvement initiatives.

         Leverage our excellence in safety and environmental compliance.    We operate some of the safest coal mines in the U.S. We have also achieved recognized standards of environmental stewardship. We continue to implement safety measures and environmental initiatives to promote safe operating practices and improved environmental stewardship. We believe the ability to minimize injuries and maintain our focus on environmental compliance improves our productivity, lowers our costs and helps us attract and retain our employees.

         Opportunistically pursue acquisitions that will create value and expand our core business.    We intend to pursue acquisition opportunities that are consistent with our business strategy and that we believe will create value for our shareholders.

Mining Operations

        We operate solely in the PRB. Three of our mines are located in Wyoming, and two of our mines are located in Montana, including our 50% interest in the Decker mine. We currently own almost all of the equipment utilized in our mining operations, excluding the Decker mine. We employ sophisticated preventative maintenance and rebuild programs and upgrade our equipment to ensure that it is productive, well-maintained and cost-competitive. Our maintenance programs also utilize procedures designed to enhance the efficiencies of our operations. The following table provides summary information regarding our mines as of December 31, 2007 and March 31, 2008 and the following sections describe in more detail our mining operations, the coal mining methods used, certain characteristics of our coal and the process by which we acquire our reserves.

Mine	Mining Technology	Transportation	Tons Sold in 2007	Tons Sold in Q1 2008
			(in millions)	(in millions)
Antelope	Dragline Truck-and-Shovel	BNSF, UP	34.5	8.8
Cordero Rojo	Dragline Truck-and-Shovel	BNSF, UP	40.5	10.2
Jacobs Ranch	Dragline Truck-and-Shovel	BNSF, UP	38.1	8.7
Spring Creek	Dragline Truck-and-Shovel	BNSF	15.7	4.2
Decker(*)	Dragline Truck-and-Shovel	BNSF	3.5	0.8
Other(**)			6.3	1.4

Total			138.6	34.1

BNSF = Burlington Northern Santa Fe Railroad
UP = Union Pacific Railroad

*
Based on our 50% interest.

**
The tonnage shown for Other represents our purchases from third party sources that we have resold.

  Antelope Mine

        The Antelope mine, located in the southern end of the PRB approximately 60 miles south of Gillette, Wyoming, extracts coal from the Anderson and Canyon Seams, with up to 44 and 36 feet, respectively, in thickness, using the dragline and truck-and-shovel methods. The Antelope mine shipped 34.5 million tons in 2007 with an as delivered estimated average heat value of approximately 8,850 Btu, ash content of 5.5% and sulfur content of 0.25% (0.6 lbs SO2/mmBtu). We estimate it will produce approximately 36 million tons of coal in 2008. The mine's air quality permit allows for the mining of up to 42 million tons per year. The Antelope mine had approximately 358 million tons of reserves at December 31, 2007. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2016 before annual output starts to significantly decrease. In 2008, we acquired control over surface rights over land covering an estimated 1 billion tons of coal near the Antelope mine, although we have not yet determined the amount of coal that can be economically mined on this land. Having control over surface rights over this land will assist us in adding federal coal tonnage in areas adjacent to the mine's existing operations. As a result, if we are successful in acquiring LBAs to mine this land, we could be in a position to extend Antelope's mine life at a lower operational cost compared to developing coal reserves in areas that are not in close proximity to the mine's existing operations. We have nominated as an LBA, subject to authorization by the BLM, a large coal tract adjacent to our existing operation. As applied for, we estimated that this tract contains approximately 430 million mineable tons of coal, and we currently anticipate that the BLM will hold a lease sale of this LBA tract in late 2009. The final boundaries of, and the coal tonnage for, these tracts will be determined by the BLM. Acquisition of this tract would also facilitate access to approximately 81 million tons of non-reserve coal deposits that we control. Other potential large areas of unleased coal are available for nomination by us or other mining operations or persons north and west of the mine. We ship coal from the Antelope mine on the Burlington Northern Santa Fe Railroad and the Union Pacific Railroad.

  Cordero Rojo Mine

        The Cordero Rojo mine, located approximately 25 miles south of Gillette, Wyoming, extracts coal from the Wyodak Seam, which ranges from approximately 60 to 90 feet in thickness, using the dragline and truck-and-shovel methods. The Cordero Rojo mine shipped 40.5 million tons of coal in 2007 with an as delivered estimated average heat value of approximately 8,435 Btu, ash content of 5.5% and sulfur content of 0.3% (0.7 lbs SO2/mmBtu). We estimate it will produce approximately 40 million tons of coal in 2008. The Cordero Rojo mine had approximately 266 million tons of reserves at December 31, 2007, and in April 2008, we acquired the South Maysdorf LBA tract, adjacent to the Cordero Rojo mine, which the BLM estimates to contain approximately 288 million tons of mineable coal. Based on our reserve estimates as of December 31, 2007, the mine could sustain current production levels until 2013 before annual output starts to significantly decrease. If the South Maysdorf LBA tract is added to our mining permit, however, we expect that the operation can sustain current production levels until 2019 before annual output starts to significantly decrease. The mine's air quality permit allows for the mining of coal at a rate of up to 65 million tons per year. We have nominated two additional LBAs adjacent to Cordero Rojo leases. The North Maysdorf tract is estimated to contain approximately 55 million tons of mineable coal, as estimated by the BLM, and the South Maysdorf II tract is estimated to contain approximately 483 million tons of mineable coal, as applied for based on our estimates. The final boundaries of, and the coal tonnage for, these tracts will be determined by the BLM. We expect that the BLM will offer the North Maysdorf tract for lease sale in early 2009. Significant areas of unleased coal are potentially available for nomination by us or other mining operations or persons adjacent to our current operations. We ship coal from the Cordero Rojo mine on the Burlington Northern Santa Fe Railroad and the Union Pacific Railroad.

  Jacobs Ranch Mine

        The Jacobs Ranch mine, located approximately 55 miles south of Gillette, Wyoming, extracts coal from the Upper Wyodak, Middle Wyodak and Lower Wyodak Seams, using the dragline and truck-and-shovel methods. Two products are produced from the Jacobs Ranch mine, a higher sulfur product (2.1 lbs SO2/mmBtu) and a lower sulfur product (0.9 lbs SO2/mmBtu). The sulfur dioxide content of the overall reserves and shipped products from the mine, however, average less than 1.2 pounds of sulfur dioxide/mmBtu. The Upper Wyodak Seam ranges in thickness from 6 to 14 feet. The Middle Wyodak Seam ranges in thickness from 30 to 65 feet in areas where the Lower Wyodak Seam combines with the Middle Wyodak. The Jacobs Ranch mine shipped 38.1 million tons of coal in 2007 with an estimated average as delivered heat value of approximately 8,745 Btu, ash content of 5.4% and sulfur content of 0.45% (1.0 lbs SO2/mmBtu). We estimate it will produce approximately 42 million tons of coal in 2008. The mine's air quality permit allows for the mining of coal at a rate of 55 million tons per year. Coal from Jacobs Ranch can be stored in seven separate loading silos, and the differing coals from the two seams can be blended to meet individual customer requirements. The Jacobs Ranch mine had approximately 423 million tons of reserves at December 31, 2007. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2017 before annual output starts to significantly decrease. Four large coal tracts have been nominated as LBAs by us and another coal company for leasing near the mine. We have applied for the West Jacobs LBA and estimate that it contains approximately 956 million tons of coal. The final boundaries of, and the coal tonnage for, these tracts will be determined by the BLM. Other large areas of unleased coal are available for nomination by us or other mining operations or persons to the north and west of the mine. We ship coal from the Jacobs Ranch mine on the Burlington Northern Santa Fe Railroad and the Union Pacific Railroad.

  Spring Creek

        The Spring Creek mine, located in Montana approximately 35 miles north of Sheridan, Wyoming, extracts coal from the Anderson-Dietz Seam, which averages approximately 80 feet in thickness, using the dragline and truck-and-shovel methods. Spring Creek shipped 15.7 million tons of coal in 2007 with an estimated average as delivered heat value of approximately 9,100 Btu, ash content of 6.0% and sulfur content of 0.3% (0.7 lbs SO2/mmBtu). We estimate it will produce approximately 17 million tons of coal in 2008. Ash from Spring Creek coal contains an average of approximately 8% sodium oxide. Earthen materials are selectively blended with Spring Creek coal within the crushing facility to reduce the post-combustion sodium level and enable the production of a range of products tailored for customers requiring lower sodium levels. Recent interest from foreign buyers in coal from our Spring Creek mine is increasing. The mine's air quality permit allows for the mining of coal at a rate of up to 20 million tons per year. Spring Creek mine had approximately 325 million tons of reserves at December 31, 2007. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2026 before annual output starts to significantly decrease. The BLM is currently reviewing a lease modification proposal by us containing approximately 36 million tons of mineable coal according to our estimates. We are in the process of expanding Spring Creek's permitted mining capacity to above 20 million tons per year. We ship coal from the Spring Creek mine on the Burlington Northern Santa Fe Railroad. The location of the mine relative to the Great Lakes is attractive to our customers in the northeast because of lower transportation costs. The location of the Spring Creek mine also provides access to the Westshore terminal near Vancouver, Canada, which is the main export terminal from the western U.S., providing an advantage relative to other PRB mines.

  Decker

        The Decker mine is located immediately to the southeast of Spring Creek in Big Horn County, Montana. We acquired a 50% interest in the Decker mine in connection with the NERCO acquisition in 1993. A third-party mine operator manages the Decker mine for us and our joint venture partner and markets the coal out of the Decker mine. There are two principal seams at West Decker, Dietz 1 and Dietz 2, with typical thicknesses of 51 and 16 feet, respectively, and two seams at East Decker, Dietz 1 Upper and Dietz 1 Lower, with typical thicknesses of 27 and 17 feet, respectively. Mining is by dragline and truck-and-shovel methods. Decker shipped approximately 7 million tons of coal in 2007 with an estimated average as delivered heat value of approximately 9,500 Btu, ash content of 4.25% and sulfur content of 0.3% (0.7 lbs SO2/mmBtu). We estimate it will produce approximately 3.1 million tons of coal in 2008, based on our 50% interest. Decker had approximately 13.2 million tons of reserves as of December 31, 2007, of which approximately 6.6 million reflects our 50% interest. The mine's air quality permit allows for the mining of coal at a rate of up to 16 million tons per year. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2010 before annual output starts to significantly decrease. Decker is currently reviewing the possibility of mining an additional 23.8 million tons of non-reserve coal deposits, based on our 50% interest, including in the eastern area of the operation which it is contemplating developing. Coal from the Decker mine is shipped on the Burlington Northern Santa Fe Railroad and, like Spring Creek, is also well positioned for access to the export markets.

        Under the terms of our joint-venture agreement, a third-party mine operator manages the day-to-day operations of the Decker mine. The Decker mine is a unionized operation. None of our employees work at the Decker mine. Although we do not manage day-to-day operations at the Decker mine, we are a member and have equal representation with Level 3 on the management committee that is responsible for the executive supervision, control and management of the business. The management committee approves decisions regarding the further development of the mine, construction of improvements, mining operations, reclamation plans, acquisition of equipment or property or sales or other dispositions of coal and establishes guidelines and procedures for the third-party mine operator to operate the Decker mine.

        Through our wholly-owned subsidiary, we have an undivided interest in the assets and liabilities of the Decker mine. We share the profits, operating expenses, reclamation obligations and liabilities and assets associated with the Decker mine equally with Level 3. Through our participation in the management committee, we approve the budget for the Decker mine. Under the terms of the joint venture agreement we are required to contribute cash or other property and equipment as may be necessary to operate the business. While capital contributions to the Decker joint venture have historically been made at the discretion of the management committee, under the terms of the joint venture agreement we may be required to contribute our proportional share of funds to carry on the business of the joint venture or to cover liabilities. In the event that either joint venture partner does not contribute its share of operating expenses, including reclamation expenses when due, or other liabilities, the other partner is not required to assume their obligation, but may have joint and several liability as a matter of law. In addition, if we do not provide our proportional share or our joint venturer does provide its proportional share, our interest in the profits from the Decker mine will be adjusted proportionally until such time as the contributions among us and our joint venture partner become equal. Each joint venture partner has a first right of refusal to purchase the other partner's interest in the mine prior to a sale for cash by that partner to an unaffiliated third party.

Reclamation

        Pursuant to the Surface Mining Control and Reclamation Act, or SMCRA, mine operators must reclaim and restore all mining properties, whether federally, state or privately leased, after mining has been completed. Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. As of December 31, 2007, we had approximately $713.8 million in surety bonds (including our proportional share of the Decker mine) and letters of credit pledged to secure the performance of our reclamation obligations (including $103.6 million, with respect to Colowyo and other non-coal businesses). In connection with this offering, we intend to refinance our surety bonds and letters of credit. We also intend to complete the required reclamation activities in a timely and professional manner to cause the bonds to be released and to minimize our environmental impact. As of June 30, 2008, a total of 324 acres of final reclamation has been released from reclamation bonding requirements at the Cordero Rojo and Jacobs Ranch mines and approximately 6,000 acres are in various phases of reclamation bond release. Excluding Decker, we had 29,592 acres covered by bonds, including approximately 2,200 acres for which we have applied for final reclamation bond release. See "Environmental and Other Regulatory Matters."

Coal Reserves

        Our coal reserve estimates are based on geological data assembled and analyzed by our staff of geologists and engineers and economic data such as cost of production, projected sales price as well as other data concerning permitting and advances in mining technology. These estimates are periodically updated to reflect past coal production and other geologic or mining data. Acquisitions or sales of coal properties will also change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam. We maintain reserve information in secure computerized databases, as well as in hard copy.

        While we were a part of the Rio Tinto Group, our coal reserve reporting process was reviewed by Rio Tinto. A review of our 2007 resources and reserves assessments was completed in April and August 2008 by John T. Boyd, mining and geological consultants, and covered our reserves as of December 31, 2007. The results verified our reserve estimates, with minor adjustments. Our reserve base of approximately 1.4 billion tons for the year ended December 31, 2007, excluding the recently acquired LBA tonnage of 288 million tons of mineable coal, was confirmed by John T. Boyd. In addition to our coal reserves, we held approximately 104 million tons of non-reserve coal deposits as of December 31, 2007.

  Coal Reserves

        As of June 30, 2008, we controlled approximately 1.7 billion tons of coal, consisting of approximately 1.4 billion tons of proven and probable coal reserves as of December 31, 2007, approximately 288 million tons of mineable coal, according to BLM estimates, that we acquired in April 2008 and approximately 104 million tons of non-reserve coal deposits. Almost all of our reserves are classified as compliance sulfur coal, which, when combusted, emits no greater than 1.2 pounds of sulfur dioxide/mmBtu standard of the Clean Air Act. Although our Jacobs Ranch mine segregates a higher sulfur product, the sulfur dioxide emission of the overall reserves and shipped products from the Jacobs Ranch mine are less than 1.2 pounds of sulfur dioxide/mmBtu. The following table shows certain reserve and non-reserve information as of December 31, 2007, unless otherwise indicated:

Mine	Proven & Probable Reserves as of December 31, 2007(1)(2)(3)	Average Btu per Lb	Average Sulfur Content	Average Sulfur Content	Ownership
	(nearest million)		(%)	(lbs SO2/mmBtu)
Antelope	358	8,850	0.24	0.54	Primarily Leased
Cordero Rojo	266	8,400	0.30	0.71	Primarily Leased
Decker(4)	7	9,500	0.39	0.82	Primarily Leased
Jacobs Ranch	423	8,750	0.43	0.98	Primarily Leased
Spring Creek	325	9,350	0.33	0.71	Primarily Leased

Total	1,378

Other Controlled Coal	Million Tons	Average Btu per Lb	Average Sulfur Content	Average Sulfur Content	Ownership
			(%)	(lbs SO2/mmBtu)
Additional Acquired LBA Tonnage in April 2008 (mineable tons according to BLM estimates)	288	8,404	0.30	0.71	Primarily Leased
Non-reserve Coal Deposits (as of December 31, 2007)(5)	104	9,076	0.30	0.66	Primarily Leased

(1)
Reserves—That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

(2)
Proven Reserves—Reserves for which (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed samplings and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(3)
Probable Reserves—Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

(4)
Based on our 50% interest.

(5)
Non-reserve Coal Deposits—Coal bearing bodies that have been sufficiently sampled and analyzed in trenches, outcrops, drilling, and underground workings to assume continuity between sample points, and therefore warrant further exploration work. However, this coal does not qualify as commercially viable coal reserves as prescribed by SEC standards until a final comprehensive evaluation based on unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Non-reserve coal deposits may be classified as such by either limited property control or geologic limitation, or both.

  Recently Acquired LBA Tonnage

        Since our inception, we have focused on growth through, among other things, the federal competitive leasing process, including the LBA process, and we continue to identify federal coal leasing opportunities. For example, in 2007 we acquired 107.5 million tons of reserves in an LBA for our Spring Creek mine. In addition, in April 2008 we acquired the South Maysdorf LBA tract, adjacent to the Cordero Rojo mine. The BLM estimates that this tract contains about 288 million tons of mineable coal, with a heat value of 8,404 Btu and sulfur content of 0.29%.

Coal Mining Methods

Surface Mining

        All of our mines are surface mining operations utilizing both dragline and truck/shovel mining methods. Surface mining is used when coal is found relatively close to the surface. Surface mining typically involves the removal of topsoil, and drilling and blasting the overburden (earth and rock covering the coal) with explosives. The overburden is then removed with draglines. Trucks, shovels and dozers then remove the coal. The final step involves replacing the overburden and topsoil after the coal has been excavated, reestablishing vegetation and plant life into the natural habitat and making other changes designed to provide local community benefits. We typically recover 90% or more of the coal seam through surface mining.

Coal Preparation and Blending

        Depending on coal quality and customer requirements, in almost all cases the coal from our mines is crushed and shipped directly from our mines to the customer. Typically, no other preparation is needed for a saleable product. However, depending on the specific quality characteristics of the coal and the needs of the customer, blending different types of coals may be required at the customer's plant. Coals of various sulfur and ash contents can be mixed or "blended" to meet the specific combustion and environmental needs of customers.

        All of our coal can be blended with coal from other coal producers. Spring Creek's location and the high Btu content of its coal make its coal better suited than our other products, for export and transportation to the eastern U.S. coal markets for blending by the customer with coal sourced from other markets to achieve a suitable overall product. At our Jacobs Ranch mine, we continue to segregate and sell separately a small volume of higher sulfur coals produced to lower the sulfur content in the main product we sell.

Coal Characteristics

        In general, coal of all geological compositions is characterized by end use. Heat value and sulfur content are the most important variables in the profitable marketing and transportation of steam coal. We mine, process and market low sulfur content, sub-bituminous steam coal, the characteristics of which are described below. Because we operate in the PRB, which does not have metallurgical coal, we only produce steam coal.

  Heat Value

        The heat value of coal is commonly measured in British thermal units, or "Btus." A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. Sub-bituminous coal from the PRB has a typical heat value that ranges from 8,000 to 9,500 Btus. Sub-bituminous coal from the PRB is used primarily by electric utilities and by some industrial customers for steam generation. Coal found in other regions in the U.S., including the eastern and midwestern regions, tends to have a higher heat value than coal found in the PRB.

  Sulfur Content

        Federal and state environmental regulations, including regulations that limit the amount of sulfur dioxide that may be emitted as a result of combustion, have affected and may continue to affect the demand for certain types of coal. The sulfur content of coal can vary from seam to seam and within a single seam. The chemical composition and concentration of sulfur in coal affects the amount of sulfur dioxide produced in combustion. Coal-fired power plants can comply with sulfur dioxide emissions regulations by burning coal with low sulfur content, blending coals with various sulfur contents, purchasing emission allowances on the open market and/or using sulfur-reduction technology.

        "Compliance coal" is coal that when combusted emits no greater than 1.2 pounds of sulfur dioxide per million Btus and requires no blending or sulfur-reduction technology to comply with current sulfur dioxide emissions standards of the Clean Air Act. PRB coal typically has a lower sulfur content than eastern U.S. coal and generally emits no greater than 0.8 pounds of sulfur dioxide per million Btus. Almost all of our reserves are compliance coal.

        Higher sulfur noncompliance coal can be burned in plants equipped with sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by up to 90%, and in facilities that blend compliance and noncompliance coal. In 2007, out of utilities with a coal generating capacity of approximately 310 GW, utilities accounting for a capacity of over 99 GW had been retrofitted with scrubbers. Furthermore, all new coal-fired generation plants built in the U.S. are expected to use some type of sulfur-reduction technology. The market for the higher sulfur coal product at our Jacobs Ranch Mine may improve as the implementation of sulfur-reduction technology becomes more prevalent. However, the demand for lower sulfur coal may decrease with widespread implementation of sulfur-reduction technology.

  Other

        Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal because it impacts boiler performance and electric generating plants must handle and dispose of ash following combustion. The ash content of PRB coals is generally low, representing approximately 5% to 10% by weight. The composition of the ash, including the proportion of sodium oxide, as well as the ash and fusion temperatures are important characteristics of coal and help determine the suitability of the coal to end users. In limited cases, customer requirements at the Spring Creek mine have required, and may continue to require, addition of earthen materials to dilute the sodium oxide and ash of the coal.

        Moisture content of coal varies by the type of coal and the region where it is mined. In general, high moisture content is associated with lower heat values and generally makes the coal more expensive to transport. Moisture content in coal, on an as-sold basis, can range from approximately 2% to over 30% of the coal's weight. PRB coals have typical moisture content of 25% to 35%.

        Trace elements within coal that are of primary concern are mercury, for health and environmental reasons, and chlorine, for utility plant performance. Trace elements of mercury and chlorine in PRB coal are relatively low compared to other coal regions. However, the low chlorine content of PRB coal is associated with the emission of elemental mercury, which is difficult to remove with conventional pollution control devices.

Reserve Acquisition Process

        We acquire a significant portion of our reserves through the LBA process. Under this process, before a mining company can obtain new federal coal reserves, the company must nominate a coal tract for lease and then win the lease through a competitive bidding process. The LBA process can last anywhere from two to five years from the time the coal tract is nominated to the time a final bid is accepted by the BLM.

        To initiate the LBA process, companies wanting to acquire additional coal must file an application with the BLM's state office indicating interest in a specific coal tract. The BLM reviews the initial application to determine whether the application conforms to existing land-use plans for that particular tract of land and that the application would provide for maximum coal recovery. The application is further reviewed by a regional coal team at a public meeting. Based on a review of the available information and public comment, the regional coal team will make a recommendation to the BLM whether to continue, modify or reject the application.

        If the BLM determines to continue the application, the company that submitted the application will pay for a BLM-directed environmental analysis or an environmental impact statement to be completed. This analysis or impact statement is subject to publication and public comment. The BLM may consult with other government agencies during this process, including state and federal agencies, surface management agencies, Native American tribes or bands, the U.S. Department of Justice, or others as needed. The public comment period for an analysis or impact statement typically occurs over a 60-day period.

        After the environmental analysis or environmental impact statement has been issued and a recommendation has been published that supports the lease sale of the LBA tract, the BLM schedules a public competitive lease sale. The BLM prepares an internal estimate of the fair market value of the coal that is based on its economic analysis and comparable sales analysis. Prior to the lease sale, companies interested in acquiring the lease must send sealed bids to the BLM. The bid amounts for the lease are payable in five annual installments, with the first 20% installment due when the mining operator submits its initial bid for an LBA. Before the lease is approved by the BLM, the company must first furnish to the BLM an initial rental payment for the first year of rent along with either a bond for the next 20% annual installment payment for the bid amount, or an application for history of timely payment, in which case the BLM may waive the bond requirement if the company successfully meets all the qualifications of a timely payor. The bids are opened at the lease sale. If the BLM decides to grant a lease, the lease is awarded to the company that submitted the highest total bid meeting or exceeding the BLM's fair market value estimate, which is not published. The BLM, however, is not required to grant a lease even if it determines that a bid meeting or exceeding the fair market value of the coal has been submitted. The winning bidder must also submit a report setting forth the nature and extent of its coal holdings to the U.S. Department of Justice for a 30-day antitrust review of the lease. If the successful bidder was not the initial applicant, the BLM will refund the initial applicant certain fees it paid in connection with the application process, for example the fees associated with the environmental analysis or environmental impact statement, and the winning bidder will bear those costs. Coal won through the LBA process and subject to federal leases are administered by the U.S. Department of Interior under the Federal Coal Leasing Amendment Act of 1976. In addition, we occasionally add small coal tracts adjacent to our existing LBAs through an agreed upon lease modification with the BLM. Once the BLM has issued a lease, the company must also complete the permitting process before it can mine the coal. See "Environmental and Other Regulatory Matters."

        Each of our federal coal leases has an initial term of 20 years, renewable for subsequent 10-year periods and for so long thereafter as coal is produced in commercial quantities. The lease requires diligent development within the first ten years of the lease award with a required coal extraction of 1.0% of the total lease reserves by the end of that 10-year period. At the end of the 10-year development period, the lessee is required to maintain continuous operations, as defined in the applicable leasing regulations. In certain cases a lessee may combine contiguous leases into a logical mining unit, or LMU. This allows the production of coal from any of the leases within the LMU to be used to meet the continuous operation requirements for the entire LMU. We currently have LMUs for our Antelope and Jacobs Ranch mines. We pay to the federal government an annual rent of $3.00 per acre and production royalties of 12.5% of gross revenues on surface mined coal. The federal government remits approximately 50% of the production royalty payments to the state after deducting administrative expenses. Some of our mines are also subject to coal leases with the states of Montana or Wyoming, as applicable, and have different terms and conditions that we must adhere to in a similar way to our federal leases. Under these federal and state leases, if the leased coal reserves are not diligently developed during the initial 10-year development period or if certain other terms of the leases are not complied with, including the requirement to produce a minimum quantity of coal or pay a minimum production royalty, if applicable, the BLM or the applicable state regulatory agency can terminate the lease prior to the expiration of its term.

        Most of the coal we lease from the United States comes from "split estate" lands in which the federal government owns the coal and a private party owns the surface. In order to mine the coal we acquire through the LBA process, we must also acquire rights to mine from the owners of the surface lands overlying the coal. Certain federal regulations provide a specific class of surface owners, Qualified Surface Owners, or QSOs, with the ability to prohibit the BLM from leasing its coal. If the land overlying a coal tract is owned by a QSO, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO, which would allow us to conduct our mining operations. This right of QSOs allows them to exercise significant influence over negotiations and prices to acquire surface rights and can delay the LBA process or ultimately prevent the acquisition of the LBA over that land entirely. There are QSOs that own land adjacent to or near our existing mines that may be attractive acquisition candidates for us. Typically, we seek to purchase the land overlying our coal or enter into option agreements granting us an option to purchase the land upon acquiring an LBA. In some instances, however, we enter into separate lease arrangements with surface owners allowing us to conduct our mining operations on the land.

        We also enter into leases with other third parties from time to time. The majority of these third party leases have a term that continues until the exhaustion of the "mineable and merchantable" coal in the lease area. Some of our leases extend for a specific number of years rather than to the exhaustion of the particular mine's reserves, but in all these cases, we believe that the term of years will allow the recoverable reserve to be fully extracted in accordance with our projected mine plan. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property. See "Risk Factors—If we were unable to acquire or develop additional coal reserves that are economically recoverable, our profitability and future success and growth may be materially adversely affected."

Customers and Coal Contracts

  Customers

        Our primary customers are domestic utility companies with over 140 domestic plants primarily located in the mid-west and south central U.S. Our coal supplies fuel approximately 6% of the electricity generated in the U.S. As of December 31, 2007 and March 31, 2008, approximately 44% and 50% of our revenues were derived from our top ten customers during those periods. No customer accounted for more than 10% of our revenues in 2007. The following map shows the percentage of our shipped coal by state of destination during 2007, excluding Decker.

        See Note 15 of Notes to Consolidated Financial Statements contained elsewhere in this prospectus for additional information related to our revenues derived from foreign customers.

Long-term Coal Sales Agreements

        As is customary in the coal industry, we enter into fixed price, fixed volume supply contracts of one- to five-year term with many of our customers. Multiple year contracts usually have specific and possibly different volume and pricing arrangements for each year of the contract. As of December 31, 2007, approximately 61% of our committed tons were associated with contracts that had three years or more remaining on their term. Most of our supply contracts include a fixed price for the term of the agreement or a pre-determined escalation in price for each year. Some of our agreements that extend for a four- or five-year term or longer may include a variable pricing system. These contracts allow customers to secure a supply for their future needs and provides us with greater predictability of sales volume and sales price. For the year ended December 31, 2007 and the three months ended March 31, 2008, approximately 92.3% and 97.6%, respectively, of our revenues were derived from long-term supply contracts with a term of one year or greater. While most of our sales contracts are for terms of one to five years, some are as short as one to six months and other contracts have terms longer than ten years.

        As of March 31, 2008, we had sales commitments of 332.6 million tons through 2010. We have agreed to sell 100% of our planned 2008 production. As of March 31, 2008, approximately 19% and 41% of our estimated production of approximately 137.6 million tons and 140.6 million tons for the years ended December 31, 2009 and 2010, respectively, remain unsold.

        Our coal is primarily sold on a mine-specific basis to utility customers through the Request-for-Proposal process. The terms of our coal sales agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary by customer, including base price adjustment features, price reopener terms, coal quality requirements, quantity parameters, permitted sources of supply, future regulatory changes, extension options, force majeure, termination and assignment provisions.

        Our supply contracts contain provisions to adjust the base price due to new statutes, ordinances or regulations that affect our costs related to performance of the agreement. Additionally, some of our contracts contain provisions that allow for the recovery of costs affected by modifications or changes in the interpretations or application of any applicable statute by local, state or federal government authorities. These provisions only apply to the base price of coal contained in these supply contracts. In some circumstances, a significant adjustment in base price can lead to termination of the contract.

        Price re-opener and index provisions, which can be either renegotiated or based on a fixed formula, are present in contracts covering approximately 25% of our tonnage commitments in 2008 and beyond. These provisions may allow either party to commence a renegotiation of the contract price at a pre-determined time. Price re-opener provisions may automatically set a new price based on prevailing market price or, in some instances, require us to negotiate a new price, sometimes between a specified range of prices. In a limited number of agreements, if the parties do not agree on a new price, either party has an option to terminate the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers. In addition, many of our contracts contain clauses which in some cases may allow customers to terminate the contract in the event of certain changes in environmental laws and regulations.

        Quality and volumes for the coal are stipulated in coal sales agreements. In most cases, the annual pricing and volume obligations are fixed although in some cases the volume specified may vary depending on the quality of the coal. In a relatively small number of contracts, customers are allowed to vary the amount of coal taken under the contract. Most of our coal sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts.

        Our coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by us, or our customers during the duration of specified events beyond the control of the affected party, including events such as strikes, adverse mining conditions, mine closures or serious transportation problems that affect us or unanticipated plant outages that may affect the buyer. Our contracts generally provide that in the event a force majeure circumstance exceeds a certain time period (e.g., 60-90 days) the unaffected party may have the option to terminate the sale in whole or in part. Some contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer. Agreements between our customers and the railroads servicing our mines may also contain force majeure provisions. Generally, our coal sales agreements allow our customer to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure.

        In some of our contracts, we have a right of substitution, allowing us to provide coal from different mines, including third-party mines, as long as the replacement coal meets quality specifications and will be sold at the same delivered cost.

        Generally, under the terms of our coal supply contracts, we agree to indemnify or reimburse our customers for damage to their or their rail carrier's equipment while on our property, other than from their own negligence, and for damage to our customer's equipment due to non-coal materials being included with our coal before leaving our property.

  Broker Sales

        From time to time, we purchase coal through brokers to cover any shortfalls under our supply agreements and sell to brokers any excess produced coal.

        Our Spring Creek mine is a party to a broker sales contract under which Spring Creek has agreed to sell purchased coal to a wholesale power generation company. Under this contract we sell approximately 6.8 million tons per year. Final deliveries are expected to be made under the contract in the first quarter of 2010, at which time we expect the contract to expire.

        For delivery for the year ended December 31, 2007 and the three months ended March 31, 2008, we purchased 6.3 million tons and 1.4 million tons, respectively, through brokers. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Sales and Marketing

        Our sales and marketing department is divided into three teams:

  •
  Sales and Marketing, which focuses on traditional requests for proposals which make up the majority of our sales;

  •
  Marketing and Pricing, which provides industry insight, recommends pricing strategies and participates in the spot market; and

  •
  Customer Service, which provides contract and after sales support with our customers.

As of June 30, 2008, we had 15 employees in our sales and marketing department.

Transportation

        Transportation can be a large component of a purchaser's total cost. Coal used for domestic consumption is generally sold free on board (fob) at the mine or nearest loading facility and the purchaser of the coal normally bears the transportation costs and risk of loss in the event of a problem. Most electric generators arrange long-term shipping contracts with rail or barge companies to assure stable delivery costs. Our mines are served by the BNSF and UP rails. See "The Coal Industry—Transportation" for a more detailed discussion of the railroads that service our mines.

Suppliers

        Principal supplies used in our business include petroleum-based fuels, explosives, tires, steel and other raw materials as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a significant portion of our equipment rebuilds and repairs, drilling services and construction. We use sole source suppliers for certain parts of our business such as dragline shovel parts and services and tires. We believe adequate substitute suppliers are available. For further discussion of our suppliers, see "Risk Factors—Increases in the costs of raw materials and other industrial supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and negatively impact our profitability."

        We have historically relied on various Rio Tinto supply contracts to obtain some of our raw materials and consumables. Upon completion of this offering, we will no longer be a party to the Rio Tinto supply contracts. While some of our supplies and equipment will be delivered under purchase orders entered into prior to termination, including certain heavy mobile equipment and tires, we expect to enter into new supply contracts prior to the completion of this offering to replace the Rio Tinto supply contracts.

Competition

        The coal industry is highly competitive. We compete directly with all coal producers and indirectly with other energy producers throughout the U.S. The most important factors on which we compete with other coal producers are coal price, coal quality and characteristics, transportation costs, customer service and the reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry and international consumers. These coal consumption patterns are influenced by factors beyond our control, including the supply and demand for domestic and foreign electricity, domestic and foreign governmental regulations and taxes, environmental and other regulatory changes, technological developments and the price and availability of alternative fuels, such as natural gas and oil, and alternative energy sources, including hydroelectric, nuclear, wind and solar power.

        Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, we compete with other coal producers operating in the PRB for additional coal through the LBA process. This process is competitive and we expect the competition for LBAs to remain strong.

Office Facilities

        Our corporate headquarters is currently located in Gillette, Wyoming, where we own approximately 70,000 square feet of office space. In addition, we lease approximately 7,285 square feet of additional office space in Gillette, Wyoming, under two annual leases expiring in June 30, 2009 and May 31, 2009. After this offering, our primary operating office will remain in Gillette, Wyoming, close to our mining operations, and we intend to establish a small corporate office to house certain corporate and marketing functions in the Denver, Colorado area. As of December 31, 2007, all of our long-lived assets were located in the U.S. See Note 15 of Notes to Consolidated Financial Statements contained elsewhere in this prospectus.

Employees

        As of June 30, 2008, we had 2,039 employees. None of our employees are currently parties to collective bargaining agreements. We hold a 50% interest in the Decker mine in Montana, which is a union-based operation operated by a third-party mine operator. However, we do not have any employees working at the Decker mine. We believe that we have good relations with our employees and since RTEA's inception we have had no history of work stoppages or successful union organizing campaigns. As of June 30, 2008, we had 430 external contractors, on a full time equivalent basis. Certain of our employees after the offering may provide services to entities owned by Rio Tinto during a transition period, and certain employees of Rio Tinto will be providing services to us, pursuant to a Transition Services Agreement that we will enter into in connection with this offering.

Legal Proceedings

        The Minerals Management Service, or MMS, a federal agency with responsibility for collecting royalties on coal produced from federal coal leases, issued two disputed assessments against Decker Coal Company: one for coal produced from 1986-1992, and the other for coal produced from 1993-2001. Both assessments concern coal sold by Decker to Big Horn Coal Company, or Big Horn, and Black Butte Coal Company, or Black Butte, and in turn resold by those entities to Commonwealth Edison Company to satisfy requirements under long-term contracts between those entities and Commonwealth Edison. The MMS maintains that Decker's royalties should not be based on the prices at which Decker actually sold coal to Big Horn and Black Butte because MMS does not believe those prices represent the results of arm's length negotiation. MMS bases this conclusion on the facts that those entities are both affiliates of Kiewit Mining Group, Inc., which is also a 50% owner of Decker, and that the sales were contingent on Big Horn's and Black Butte's ability to resell the coal to Commonwealth Edison, which did not leave Big Horn and Black Butte at market risk. Instead, the MMS assessed Decker's royalties based on the higher prices set under Big Horn's and Black Butte's separate long-term contracts with Commonwealth Edison. With respect to the period 1986-1992, Decker appealed the assessment through the administrative process with the MMS and that appeal was unsuccessful. A further appeal is now pending before the United States District Court for the District of Montana. With respect to the period 1993-2001, the MMS has not issued a final decision concerning Decker's challenge to the assessment. As of December 31, 2007, the estimated additional assessed royalties (inclusive of interest) for the period 1986-1992 are approximately $30 million and the estimated additional assessed royalties (inclusive of interest) for the period 1993-2001 are approximately $10 million. Decker estimates that even if the assessments were to be upheld, MMS's eventual recovery would be between $0 and $40 million.

        Decker believes that it is indemnified by and/or has contractual price escalation protection from Big Horn and Black Butte with respect to any increased assessments for 1986-1992; that it has contractual price escalation protection from any increased assessments for 1993-2001; that, in addition, Commonwealth Edison has indemnified Black Butte with respect to the 1993-2001 assessments, and that in furtherance of that obligation, Commonwealth Edison or its parent company, Exelon Generation, Inc., has therefore agreed to indemnify Decker directly for such matters. If the assessments were upheld and the indemnities and/or price protections were ultimately not available to Decker, the resulting Decker liability could be material. As a result of our 50% ownership interest in Decker, our financial results could in turn be materially adversely affected.

        From time to time, we are involved in other legal proceedings arising in the ordinary course of business, certain of which are also covered by insurance. We believe that there are no other legal proceedings pending that are likely to have a material adverse effect on our financial condition, results of operations or cash flows.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

        Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment and the effects of mining on surface and groundwater quality and availability. These laws and regulations have had, and will continue to have, a significant effect on our production costs and our competitive position. Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations, the extent of which we cannot predict. Future laws, regulations or orders may also cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels and other energy sources used to generate electricity. As a result, future laws, regulations or orders may adversely affect our mining operations, cost structure or our customers' demand for coal.

        We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time. We cannot assure you that we have been or will be at all times in complete compliance with such laws and regulations.

Mining Permits and Approval

        Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an environmental impact statement must be prepared to assist the BLM in determining the potential environmental impact of lease issuance, including any collateral effects from the mining, transportation and burning of coal. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may delay commencement or continuation of mining operations. In the states where we operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, shareholders of the applicant with certain levels of ownership or other affiliates of the applicant or permittee have, outstanding permit violations. Thus, past or ongoing violations of applicable laws and regulations could provide a basis to revoke existing permits and to deny the issuance of additional permits.

        In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining a new area. Some of our required permits are becoming increasingly difficult and expensive to obtain, and the application review processes are taking longer to complete and becoming increasingly subject to challenge.

        Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surface Mining Control and Reclamation Act

        The Surface Mining Control and Reclamation Act, or SMCRA, establishes mining, environmental protection, reclamation and closure standards for all aspects of surface mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining, or the OSM, or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA. Both Wyoming and Montana, where our mines are located, have achieved primacy to administer the SMCRA program.

        SMCRA permit provisions include a complex set of requirements, which include, among other things, coal prospecting, mine plan development, topsoil or growth medium removal and replacement, selective handling of overburden materials, mine pit backfilling and grading, disposal of excess spoil, protection of the hydrologic balance, surface runoff and drainage control, establishment of suitable post mining land uses and re-vegetation. We begin the process of preparing a mining permit application by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and typically includes surveys and/or assessments of the following: cultural and historical resources, geology, soils, vegetation, aquatic organisms, wildlife, potential for threatened, endangered or other special status species, surface and ground water hydrology, climatology, riverine and riparian habitat and wetlands. The geologic data and information derived from the other surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state's equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with OSM's Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

        Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over two years to prepare and review, depending on the size and complexity of the mine, and another two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities' discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company's permit.

        In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, imposes a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA's adoption in 1977. The current fee is $0.315 per ton of coal produced from surface mines. In 2007, we recorded $44.6 million of expense related to these reclamation fees.

Surety Bonds

        As noted above, pursuant to SMCRA, mine operators must reclaim and restore mining properties after mining has been completed. Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. Mine operators usually secure the performance of reclamation obligations through the use of surety bonds. Although surety bonds are usually non-cancelable during their term, many of these bonds are renewable on an annual basis. The costs of these bonds have fluctuated in recent years, and the market terms of these bonds have generally become more unfavorable to mine operators. These changes in the terms of the bonds have been accompanied at times by a decrease in the number of companies willing to issue surety bonds. Some mine operators, including us, have therefore used letters of credit to secure the performance of a portion of our reclamation obligations.

        As of December 31, 2007, we had approximately $713.8 million in surety bonds and letters of credit to secure the performance of our reclamation obligations (including our proportional share of the Decker mine and $103.6 million with respect to Colowyo and other non-coal businesses).

Mine Safety and Health

        Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate also have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for protection of employee health and safety affecting any segment of U.S. industry. In reaction to recent underground mine accidents, state and federal legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing mining. For example, in 2006, Congress enacted the Mine Improvement and New Emergency Response Act, or MINER Act, which imposed additional burdens on coal operators, including, among other matters, (i) obligations related to (a) the development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel, (b) establishing additional requirements for mine rescue teams, and (c) promptly notifying federal authorities of incidents that pose a reasonable risk of death and (ii) increased penalties for violations of the applicable federal laws and regulations. The outlook for 2008 includes a possibility that additional new federal legislation known as the S-MINER Act could be passed. Although primarily directed towards underground mining, the S-MINER Act would impose more stringent health and safety requirements and could adversely affect our mining operations. Various states also have enacted their own new laws and regulations addressing many of these same subjects. Our compliance with these or any new mine health and safety regulations could increase our mining costs.

        Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the U.S. In 2007, we recorded $48.1 million of expense (excluding Colowyo) related to this excise tax.

        We have implemented various internal standards to promote employee health and safety. In addition to these internal standards, we are also Occupational Health and Safety Assessment Series 18001 certified and have voluntarily implemented additional policies and standards in excess of those required by state or federal regulations that we consider important to the health and safety of our employees. According to MSHA, in 2007 we had the lowest employee all injury incident rate among the 5 largest U.S. coal producing companies.

Clean Air Act

        The federal Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emission control requirements relating to particulate matter, which may include controlling fugitive dust. The Clean Air Act indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired power plants. In addition to greenhouse gas issues discussed below, the air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to, the following:

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  Acid Rain.    Title IV of the Clean Air Act requires reductions of sulfur dioxide emissions by electric utilities. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emissions allowances. Although we cannot accurately predict the future effect of these Clean Air Act provisions on our operations, we believe that these provisions have resulted in, and will continue to result in, an upward pressure on the price of lower sulfur coals as coal-fueled power plants continue to comply with Title IV of the Clean Air Act.

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  Particulate Matter.    The Clean Air Act requires the EPA to set standards, referred to as National Ambient Air Quality Standards, or NAAQS, for certain pollutants. Areas that are not in compliance (referred to as "non-attainment areas") with these standards must take steps to reduce emissions levels. For example, NAAQS currently exist for particulate matter with an aerodynamic diameter less than or equal to 10 microns, or PM10, and for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns, or PM2.5. In 2004, the EPA designated all or part of 225 counties in 20 states as well as the District of Columbia as non-attainment areas with respect to the PM2.5 NAAQS. Individual states must identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to twelve years from the date of designation to secure emissions reductions from sources contributing to the problem. New, more stringent NAAQS for PM2.5 were promulgated in 2006 and non-attainment designation under the new standard will occur in the future. Meeting the new PM2.5 standard may require reductions of nitrogen oxide and sulfur dioxide emissions that are separate and distinct from the reductions that may be required under any other program. Future regulation and enforcement of the new PM2.5 standard will affect many power plants, especially coal-fired plants in "non-attainment" areas; however, we are unable to predict the magnitude of the impact on the demand for, or price of, lower sulfur coals from the PRB. For example, the EPA recently reviewed the emissions limits for coal preparation plants, and proposed tightening and adding additional particulate matter emissions limits for certain such plants constructed, reconstructed or modified after April 28, 2008. If finalized, the EPA's proposed rule could require the installation of baghouses at our coal loading facilities, which could result in potentially significant costs. In addition, it is possible that the new PM2.5 standard will directly impact our mining operations by, for example, requiring additional controls of emissions from our mining equipment and vehicles. Moreover, if the areas in which our mines and coal preparation plants are located suffer from extreme weather events such as droughts, or are designated as non-attainment areas, it could require us to incur significant costs to install additional emissions control equipment, or affect our operations and future development However, given the status of the regulations, the magnitude of impact is difficult to assess.

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  Ozone.    The EPA issued revised ozone NAAQS in March 2008 that impose more stringent limits on ozone. Nitrogen oxides, which are a by-product of coal combustion, are classified as an ozone precursor. Under the revised ozone NAAQS, significant additional emissions control expenditures may be required at coal fired power plants. Accordingly, we expect that additional emissions control requirements may be imposed on new and expanded coal-fired power plants and industrial boilers in the years ahead. The combination of these actions may impact demand for coal nationally, but we are unable to predict the magnitude of the impact.

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  NOx SIP Call.    The NOx SIP Call program was established by the EPA in October 1998 to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South to states in the Northeast, which said that they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrous oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fueled power plants, potentially making coal a less attractive fuel.

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  Clean Air Interstate Rule.    In July 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA's Clean Air Interstate Rule, or CAIR, in its entirety and directed the EPA to commence new rule-making. CAIR called for power plants in 28 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide pursuant to a cap and trade program similar to the system now in effect for acid rain. Under CAIR, some coal-fired power plants might have been required to install additional pollution control equipment, such as wet scrubbers, which could lead scrubbed plants to become less sensitive to the sulfur-content of coal and more sensitive to delivered price, thereby potentially decreasing the demand for low sulfur coal at these plants and reducing market prices for low sulfur coal. We are unable to predict the impact of the D.C. Circuit court's decision to vacate CAIR on the demand for, or the price of, our coal.

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  Mercury.    In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA's Clean Air Mercury Rule, or CAMR. At present, there are no federal regulations that require monitoring and reduction of mercury emissions at existing power plants, and regulations that were promulgated under the CAMR framework in several states have been invalidated. As a result of the decision to vacate the CAMR, the EPA may regulate mercury emissions by issuing Maximum Achievable Control Technology standards, or MACT, which are likely to impose stricter limitations on mercury emissions from power plants than the vacated CAMR. In the meantime, case-by-case MACT determinations for mercury may be required for new and reconstructed coal-fired power plants. We are unable to predict the impact of any future MACT standard for mercury on the demand for, or the price of, our low sulfur coal.

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  Regional Haze.    The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks. This program may result in additional emissions restrictions from new coal-fired power plants whose operation may impair visibility at and around federally protected areas. This program may also require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.

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  New Source Review.    A number of pending regulatory changes and court actions will affect the scope of the EPA's new source review program, which under certain circumstances requires existing coal-fired power plants to install the more stringent air emissions control equipment required of new plants. The changes to the new source review program may impact demand for coal nationally, but as the final form of the requirements after their revision is not yet known, we are unable to predict the magnitude of the impact.

Climate Change

        One by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to climate change and global warming. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of emission targets for greenhouse gases, became binding on all those countries that had ratified it. To date, the U.S. has refused to ratify the Kyoto Protocol. Emission targets under the Kyoto Protocol vary from country to country. If the U.S. were to ratify the Kyoto Protocol, the U.S. would be required to reduce greenhouse gas emissions to 93% of 1990 levels from 2008 to 2012.

        Future regulation of greenhouse gases in the U.S. could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, federal or state adoption of a greenhouse gas regulatory scheme, or otherwise. The U.S. Congress has considered various proposals to reduce greenhouse gas emissions, but to date, none have become law. In April 2007, the U.S. Supreme Court held in Massachusetts v. EPA that the EPA has authority under the Clean Air Act to regulate carbon dioxide emissions from automobiles and can decide against regulation only if the EPA determines that carbon dioxide does not significantly contribute to climate change and does not endanger public health or the environment. Although Massachusetts v. EPA did not involve the EPA's authority to regulate greenhouse gas emissions from stationary sources, such as coal-fired plants, the decision is likely to impact regulation of stationary sources. For example, a challenge in the U.S. Court of Appeals for the District of Columbia Circuit with respect to the EPA's decision not to regulate greenhouse gas emissions from power plants and other stationary sources under the Clean Air Act's new source performance standards was remanded to the EPA for further consideration in light of Massachusetts v. EPA. In June 2006, the U.S. Court of Appeals for the Second Circuit heard oral argument in a public nuisance action filed by eight states (Connecticut, Delaware, Maine, New Hampshire, New Jersey, New York, and Vermont) and New York City to curb carbon dioxide emissions from power plants. The parties have filed post-argument briefs on the impact of the Massachusetts v. EPA decision, and a decision is currently pending. In response to Massachusetts v. EPA, in July 2008, the EPA issued a notice of proposed rulemaking requesting public comment on the regulation of greenhouse gases. If as a result of these actions the EPA were to set emission limits for carbon dioxide from electric utilities, the amount of coal our customers purchase from us could decrease.

        In the absence of federal legislation or regulation, many states and regions have adopted greenhouse gas initiatives. In December 2005, seven northeastern states (Connecticut, Delaware, Maine, New Hampshire, New Jersey, New York, and Vermont) signed the Regional Greenhouse Gas Initiative agreement, or RGGI, calling for implementation of a cap and trade program by 2009 aimed at reducing carbon dioxide emissions from power plants in the participating states. Since its inception, several additional northeastern states and Canadian provinces have joined as participants or observers. The RGGI final model rule was issued in August 2006, and the participating states are developing their state rules.

        Climate change initiatives are also being considered or enacted in some western states. In September 2006, California enacted the Global Warming Solutions Act of 2006, which establishes a statewide greenhouse gas emissions cap of 1990 levels by 2020 and sets a framework for further reductions after 2020. In September 2006, California also adopted greenhouse gas legislation that prohibits long-term baseload generators from having a greenhouse gas emissions rate greater than that of combined cycle natural gas generator. In February 2007, the governors of Arizona, California, New Mexico, Oregon and Washington launched the Western Climate Initiative in an effort to develop a regional strategy for addressing climate change. The goal of the Western Climate Initiative is to identify, evaluate and implement collective and cooperative methods of reducing greenhouse gases in the region to 15% below 2005 levels by 2020. Since its initial launching, a number of additional western states and provinces have joined the initiative or have agreed to participate as observers, including Montana, which has joined the initiatives and Wyoming, which has signed on as an observer. The proposed scope of the cap and trade program pursuant to the Western Climate Initiative include, fossil fuels (such as coal) production and processing. Thus, our coal mines could incur direct costs if the proposals are implemented by Montana and Wyoming, although currently we do not believe that any such direct costs on our operations would be material.

        Midwestern states have also adopted initiatives to reduce and monitor greenhouse gas emissions. In November 2007, the governors of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Ohio, South Dakota and Wisconsin and the premier of Manitoba signed the Midwestern Greenhouse Gas Reduction Accord to develop and implement steps to reduce greenhouse gas emissions.

        These and other state and regional climate change rules will likely require additional controls on coal-fired power plants and industrial boilers and may even cause some users of coal to switch from coal to a lower carbon fuel. There can be no assurance at this time that a carbon dioxide cap and trade program, a carbon tax or other regulatory regime, if implemented by the states in which our customers operate or at the federal level, will not affect the future market for coal in those regions. The permitting of new coal-fired power plants has also recently been contested by state regulators and environmental organizations based on concerns relating to greenhouse gas emissions. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal.

        Even in the absence of comprehensive federal or state legislation on greenhouse gas emissions, climate change has increasingly become an issue that must be addressed in connection with the preparation of environmental impact statements, or EIS, necessary to obtain additional federal coal leases. We have recently received extensive comments from several environmental groups pertaining to the extent of climate change discussion that should be included within the EIS document for the federal coal lease application pending for one of our mines. We have been working in cooperation with the BLM's consultant to adequately address these concerns for the final EIS document and subsequent record of decision. Although we do not expect these comments to prevent us from obtaining approval for federal coal leases, it is possible that they could delay the leasing process.

Clean Water Act

        The federal Clean Water Act, or CWA, and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the U.S. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions and regulatory actions have created uncertainty over CWA jurisdiction and permitting requirements that could variously increase or decrease the cost and time we expend on CWA compliance.

        CWA requirements that may directly or indirectly affect our operations include the following:

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  Wastewater Discharge.    Section 402 of the CWA creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System, or NPDES, and corresponding programs implemented by state regulatory agencies. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the U.S. Discharges that exceed the limits specified under NPDES permits can lead to the imposition of penalties, and persistent non-compliance could lead to significant penalties, compliance costs and delays in coal production. Furthermore, the imposition of future restrictions on the discharge of certain pollutants into waters of the U.S. could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations.

    Discharges of pollutants into waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load, or TMDL, regulations. The TMDL regulations establish a process for calculating the maximum amount of a pollutant that a water body can receive while maintaining state water quality standards. Pollutant loads are allocated among the various sources that discharge pollutants into that water body. Mine operations that discharge into water bodies designated as impaired will be required to meet new TMDL allocations. The adoption of more stringent TMDL-related allocations for our coal mines could require more costly water treatment and could adversely affect our coal production.

    The CWA also requires states to develop anti-degradation policies to ensure that non-impaired water bodies continue to meet water quality standards. The issuance and renewal of permits for the discharge of pollutants to waters that have been designated as "high quality" are subject to anti-degradation review that may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits.

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  Dredge and Fill Permits Act.    Many mining activities, including the development of settling ponds and other impoundments, may result in impacts to waters of the U.S., including wetlands, streams and certain man-made conveyances with hydrologic connections to such streams or wetlands. Under the CWA, coal companies are required to obtain a Section 404 permit from the Army Corps of Engineers, or the Corps, prior to conducting such mining activities. The Corps is authorized to issue general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21, or NWP 21, generally authorize the disposal of dredged or fill material from surface coal mining activities into waters of the U.S., subject to certain restrictions. Since March 2007, permits under NWP 21 were reissued for a five-year period with new provisions intended to strengthen environmental protections. There must be appropriate mitigation in accordance with nationwide general permit conditions rather than less restrictive state-required mitigation requirements, and permit-holders must receive explicit authorization from the Corps before proceeding with proposed mining activities. We currently utilize NWP 21 authorizations for our operations in Wyoming and Montana.

    Non-governmental organizations have filed lawsuits challenging the Corps' use of NWP 21 to authorize a coal mining practice prevalent in the Appalachian region that is known as mountaintop mining. Although we do not practice mountaintop mining and we have no operations in the jurisdictions where these lawsuits were filed, decisions that restrict the issuance of permits pursuant to NWP 21 or similar lawsuits that may be filed in jurisdictions where we operate could restrict our ability to utilize NWP 21 authorizations in the future.

    The geographic extent of the Corps' regulatory jurisdiction over waters of the U.S. is likewise subject to legal uncertainty that may affect NWP 21 permitting as applied to our operations. On June 5, 2007, in response to the U.S. Supreme Court's divided decision in Rapanos v. United States, the Corps and EPA issued joint regulatory guidance interpreting the extent of jurisdiction under Section 404 of the CWA. Specifically, the guidance differentiates between waters where the agencies will categorically assert jurisdiction, and waters where the agencies will assert jurisdiction on a case-by-case basis after a fact-specific "significant nexus analysis." Waters that are subject to the significant nexus analysis include non-navigable tributaries that do not have relatively permanent flow. We have applied for revised jurisdictional wetland determinations under the 2007 regulatory guidance for certain of our mines in Wyoming and Montana. The Corps' decisions on such determinations are currently pending. Until this matter is resolved, our affected mines continue to operate under their old NWP 21 permits. We believe that the pending jurisdictional wetland determinations are likely to reduce the waters that are currently subject to NWP 21 permitting requirements, with concomitant decreases in the cost and time burdens associated with NWP 21 permit compliance.

Resource Conservation and Recovery Act

        The Resource Conservation and Recovery Act, or RCRA, may affect coal mining operations by establishing requirements for the proper management, handling, transportation and disposal of hazardous wastes. Currently, certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management under RCRA. Any change in this exemption could significantly increase our costs. Most state hazardous waste laws also exempt wastes generated from coal combustion, such as coal ash, and instead treat them as either solid wastes or special wastes. The EPA has proposed national non-hazardous waste regulations for certain wastes generated from coal combustion, such as coal ash, when the wastes are disposed of in surface impoundments or landfills or used as mine-fill. Any reclassification of coal combustion products as hazardous wastes could increase our customers' operating costs and potentially reduce their ability to purchase coal.

Comprehensive Environmental Response, Compensation and Liability Act

        The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent waste materials. We may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination and natural resource damages at sites where we own surface rights.

Endangered Species Act

        The federal Endangered Species Act, or ESA, and counterpart state legislation protect species threatened with possible extinction. The U.S. Fish and Wildlife Service, or USFWS, works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. A number of species indigenous to the areas in which we operate are protected under the ESA, and compliance with ESA requirements could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. For example, our Spring Creek mine recently applied for lease modification under the BLM leasing regulations, and the area we were proposing to include was declared critical sage grouse habitat by the Montana Fish, Wildlife and Parks department. This requires a certain degree of mitigation of the impacts on the habitat in order for us to obtain approval of this lease modification. Should more stringent protective measures be applied, or if the USFWS lists the sage grouse as threatened or endangered, this could result in increased operating costs, heightened difficulty in obtaining future mining permits, or the need to implement additional mitigation measures.

Use of Explosives

        Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to regulatory requirements. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) must complete a screening review in order to help determine whether there is a high level of security risk such that a security vulnerability assessment and a site security plan will be required. It is possible that our use of explosives in connection with blasting operations may subject us to the Department of Homeland Security's new chemical facility security regulatory program.

Other Environmental Laws

        We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning our executive officers and directors as of August 1, 2008. Prior to the offering, we will appoint our remaining executive officers. Once we appoint our remaining executive officers, we will provide the required compensation-related information in a subsequent filing.

Name	Age	Position(s)
Colin Marshall	44	Chief Executive Officer and Director
Preston Chiaro	54	Director

        Colin Marshall has served as our Chief Executive Officer and a director since July 2008 and has served as the President and Chief Executive Officer of RTEA since June 2006. From March 2004 to May 2006, Mr. Marshall served as General Manager of Rio Tinto's Pilbara Iron's west Pilbara iron ore operations in Tom Price, West Australia, and as General Manager of RTEA's Cordero Rojo Mine in Wyoming from August 2000 to March 2004. Mr. Marshall worked for Rio Tinto plc in London as an analyst in the Business Evaluation Department from 1991 to 1996. From 1996 to 2000, he was Finance Director of Pacific Coal. Mr. Marshall received his bachelor's degree and his master's degree in mechanical engineering from Brunel University and his MBA from the London Business School.

        Preston Chiaro has served as a director since July 2008. Mr. Chiaro has served since September 2003 as the Chief Executive Officer of Rio Tinto's Energy group, which includes Rio Tinto's coal operations in Australia, Rio Tinto Coal Australia and Coal & Allied, our predecessor, RTEA, and certain uranium interests in Energy Resources of Australia and the Rössing mine in Namibia. From September 1995 to September 2003, Mr. Chiaro was employed by Rio Tinto Borax, a leading producer of borate deposits, and served as its Chief Executive Officer and President from 1999 to September 2003. Mr. Chiaro is a Chairman of the World Coal Institute and also serves as a member of the board of directors of Rössing Uranium Limited. Mr. Chiaro received his B.S. in Environmental Engineering and his Masters in Engineering in Environmental Engineering from Rensselaer Polytechic Institute.

Composition of the Board of Directors

        Our board of directors currently consists of 2 members. We intend to elect additional directors prior to this offering and the required number of directors will meet the independence requirements under the applicable listing standards of the NYSE. In accordance with the transition periods provided to newly public companies under the applicable rules of the NYSE, our board of directors will be required to be comprised of a majority of "independent directors" within 12 months of our listing on the NYSE. Prior to the completion of this offering, our board of directors will consist of            members. Each director will hold office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Committees of the Board of Directors

        Our board of directors will establish an audit committee, a compensation committee and a nominating/corporate governance committee. The members of each committee will be appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign.

Audit Committee

        Upon completion of this offering, our board of directors will establish an audit committee to assist the board of directors in the oversight of the financial reporting process. Upon completion of this offering, our committee will comply with the applicable listing standards of the NYSE related to audit committees and the requirements for an "audit committee financial expert," as required under applicable rules of the SEC. In accordance with these listing standards, each member of our audit committee will be independent within one year from the date of this prospectus.

        The audit committee will assist our board of directors in fulfilling its responsibility to shareholders, the investment community and governmental agencies that regulate our activities in its oversight of:

  •
  the integrity of our consolidated financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  the independent registered public accountants qualifications and independence and performance; and

  •
  the performance of our internal audit function.

        The audit committee may study or investigate any matter of interest or concern that the committee determines is appropriate and may retain outside legal, accounting or other advisors for this purpose.

Compensation Committee

        Upon completion of this offering, our board of directors will establish a compensation committee to assist the board of directors in the oversight of our compensation and benefits programs for our officers and employees. Upon completion of this offering our committee will comply with the applicable listing standards of the NYSE related to compensation committees. In accordance with these listing standards, each member of our compensation committee will be independent within one year from the date of this prospectus.

        We expect that our compensation committee will establish a subcommittee for purposes of complying with the requirements of Section 162(m) of the Code and Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In 2008, Rio Tinto retained Mercer (US) Inc., or Mercer, to provide information, analyses, and advice regarding compensation for our named executive officers and non-employee directors. For a detailed description of the role of the committee and the committee's use of independent advice in establishing our compensation programs, see "Compensation Discussion and Analysis—Administration and Process."

Nominating/Corporate Governance Committee

        Upon completion of this offering, our board of directors will establish a nominating/corporate governance committee to assist the board of directors in identifying qualified director nominees and establishing and implementing our corporate governance guidelines. Upon completion of this offering our committee will comply with the independence requirements under the applicable listing standards of the NYSE related to nominating/governance committees. In accordance with these listing standards, each member of our nominating/corporate governance committee will be independent within one year from the date of this prospectus.

Compensation of Directors

        We are newly formed and have paid no amounts to our directors to date. Although we intend to compensate our non-employee directors, no decision has been made with respect to a definitive compensation package or plan.

        In general, we currently expect that each non-employee director will receive:

  •
  an annual retainer, payable in cash;

  •
  a grant of restricted stock or stock units upon initial election to the Board; and

  •
  an annual grant of restricted stock or stock units.

        In addition, we also expect to implement share or share equivalent ownership guidelines that will be based upon a multiple of the annual retainer.

Compensation Discussion and Analysis

Introduction

        Before our separation from Rio Tinto and this offering, our employees, including our executives, were compensated by RTEA as a subsidiary within a Rio Tinto product group. Accordingly, Rio Tinto determined all aspects of the compensation of our employees. To ease our transition to a stand-alone company, and to the extent it supports our compensation philosophy, we intend to retain those aspects of Rio Tinto's compensation program design that we determine appropriate for us as an independently traded U.S. based public entity. Pay levels and certain pay practices will be determined relative to our U.S. peers, taking into account the local labor markets we operate in, as described below. As a result of our separation from Rio Tinto and our initial public offering, the compensation committee of our board of directors will be responsible for overseeing the compensation of our Chief Executive Officer and other executive officers and for overseeing our general compensation philosophy as a public company. In preparation for our separation from Rio Tinto and our initial public offering, we will implement a new compensation framework and, together with Rio Tinto, also take the appropriate transition steps to give effect to our separation and to position us for continued profitability and growth.

        We expect that we will continue to develop our compensation programs during fiscal years 2008 and 2009 for our executives and other employees to refine the alignment of our compensation programs with our business strategy and shareholder interests.

Objectives of the New Compensation Framework

        We believe that highly talented, dedicated and results-oriented executives and other employees are critical to our profitability and long-term success. Accordingly, in designing the framework of our new compensation program, we focused on the following as our primary objectives:

  •
  Attracting and retaining highly talented, dedicated, results-oriented and entrepreneurial executives and other employees with competitive compensation packages;

  •
  Aligning the long-term economic interests of our key employees with those of our shareholders;

  •
  Making compensation sensitive to both individual and company performance, and for our senior executives, placing an emphasis on performance-based pay;

  •
  Promoting transparency through the use of relatively few, straightforward compensation components; and

  •
  Targeting total compensation to be competitive with our peer group and to provide for the possibility of top quartile compensation for top quartile performance evaluated relative to our peers, where applicable, while taking into account other key factors such as tenure and successful long-term performance.

        When we were part of Rio Tinto we gained experience with the ways in which a company can use equity-based compensation to align management's interests with those of the shareholders. We also intend to use equity-based compensation to achieve this same objective for our shareholders as well as motivate and retain our key employees.

Administration and Process

        As a stand-alone company, our executive compensation program will be administered by the compensation committee. In this capacity, the compensation committee will use its judgment and seek advice, as appropriate, from independent external compensation consultants in establishing base salary, target award and performance levels for incentive plan purposes based on a number of factors including the compensation received by similar other executive officers at peer group companies, the conditions of the markets in which we operate, and the relative earnings performance of peer group companies. At the direction of Rio Tinto, Mercer has begun to provide and will continue to provide the following services during fiscal year 2008 to assist our compensation committee as it continues to develop our compensation program:

  •
  Develop an industry peer group for competitive compensation comparison purposes on the basis of base salaries, annual incentives and long-term compensation;

  •
  Provide advice on the design of the Company's annual and long-term incentive plans based on market and best practice;

  •
  Advise on share usage and share reserve for employee equity programs;

  •
  Advise on market practice regarding our share ownership guidelines;

  •
  Develop recommended non-employee director compensation levels and practices; and

  •
  Assist with the preparation of the Compensation Discussion and Analysis for this prospectus.

        All of the decisions with respect to determining the amount or form of executive and director compensation will be made by the compensation committee alone and the compensation committee may take into account factors and considerations other than the information and advice provided by Mercer.

Peer Group

        As more fully described herein, we expect that, among the factors considered by the compensation committee will be the relative performance and the compensation of executives in other public companies in the coal industry of comparable size, revenues and asset holdings. For purposes of determining compensation levels following our separation from Rio Tinto and our initial public offering, the following companies will comprise the initial peer group:

  •
  Peabody Energy Corporation;

  •
  CONSOL Energy Inc.;

  •
  Arch Coal, Inc.;

  •
  Massey Energy Company;

  •
  Alpha Natural Resources, Inc.;

  •
  Foundation Coal Holdings, Inc.;

  •
  Patriot Coal Corporation;

  •
  Alliance Resource Partners, L.P.;

  •
  International Coal Group, Inc.;

  •
  James River Coal Company; and

  •
  Westmoreland Coal Company.

        The composition of the peer group will be reviewed annually by the compensation committee and will be modified as circumstances warrant to maintain a relevant peer group.

        The compensation committee will also use data of companies in comparable industries such as energy, oil and gas, and mining from the following surveys:

  •
  Mercer's Americas Executive Remuneration Database;

  •
  Watson Wyatt's Report on Top Management Compensation;

  •
  Towers Perrin's Executive Compensation Database; and

  •
  Hay Group's Global Mining Compensation Review.

The data will be "size adjusted" based on RTEA's 2007 revenues (excluding Colowyo) of $1.44 billion.

Components of Our New Executive Compensation Program

        Our new executive compensation program will be comprised of:

  •
  base salary,

  •
  annual incentives,

  •
  long-term incentives, and

  •
  retirement and health and welfare benefits.

        We intend to minimize the use of perquisites, but will implement policies for purposes of efficiency as we determine appropriate in the year following our initial public offering. In addition, we expect to enter into employment agreements with some of our executive officers that are intended to promote the continued availability of their services following our initial public offering.

Base Salary

        We will provide our senior management with a level of base salary in the form of cash compensation which we intend to be appropriate in light of their roles and responsibilities within our organization. The annual base salaries for our named executive officers will be determined prior to our initial public offering.

Short-Term Incentives

        We expect to adopt a Short Term Incentive Plan or STIP to provide rewards for achieving annual operating and financial performance objectives. We expect the STIP will have a one-year performance period and awards under the plan will be paid based on actual performance against pre-established performance targets that are approved in advance by our compensation committee.

        Annual incentive compensation is expected to be determined after the completion of each fiscal year and will be based on individual and company-wide performance.

Long-Term Equity-Based Awards

        We believe that long-term performance is enhanced through an "ownership culture." Accordingly, a significant part of our executive compensation program is expected to consist of equity-based compensation.

        We expect to establish a new Long Term Incentive Plan, or LTIP, that will provide for the grant of share-based compensation including whole share based awards and options. Awards under the LTIP may be made as part of the annual LTIP granting process to eligible participants or may be made on an ad hoc basis outside this process under exceptional circumstances. As determined by the compensation committee, stock options will have a fixed term after which they will not be exercisable and will vest on the basis of time or performance at the end of the vesting period. In the case of performance contingent awards, the performance conditions will be established by the compensation committee at the time of grant. Awards can vest at an enhanced percentage of the target award in the case of performance above targeted levels. Likewise, no payment will be earned if performance falls below a "threshold" level.

        Other than with respect to awards granted in connection with our initial public offering, no awards will be granted under this plan prior to the pricing of our initial public offering. The amounts of awards under the LTIP to be made to our executives in connection with our initial public offering and the terms of the awards are described below under "—Transition Policies—IPO Awards."

Section 162(m) of the Internal Revenue Code

        The provisions of Section 162(m) of the Internal Revenue Code generally disallow a tax deduction to a publicly-traded company that pays compensation in excess of $1,000,000 to any of its named executive officers in any fiscal year, unless the compensation plan and awards meet certain requirements. Certain exceptions apply in the case of plans adopted by a private company before becoming publicly traded. We expect that the LTIP and STIP will each be designed to provide for the making of certain awards that qualify as performance based compensation under Section 162(m), for which the deductibility limits under Section 162(m) do not apply during the applicable transition period.

        In general, the transition period ends upon the earliest of:

  •
  a material modification of the plan;

  •
  the issuance of all available stock under the plan; or

  •
  the first stockholder meeting at which directors are to be elected that occurs after December 31, 2010.

Benefits

        We expect to offer a competitive level of benefits to executives as part of our total executive compensation package. These benefits are intended to help recruit and retain senior executives. We will review our benefit programs on a periodic basis by comparing against the relevant peer group companies, reviewing published survey information, and obtaining advice from various independent benefit consultants.

Employment Agreements

        We expect to enter into an employment agreement with Colin Marshall, our chief executive officer. We also expect to enter into agreements with some or all of our remaining named executive officers when such individuals are identified.

Transition Policies

        Together with Rio Tinto, we will also take transition steps to give effect to our separation from Rio Tinto and to position us for profitability and growth as an independent organization. These steps include providing offering-related equity awards and addressing outstanding Rio Tinto equity awards.

LTIP Awards at the IPO

        At the time of our separation from Rio Tinto, outstanding Rio Tinto equity awards will not be converted into our shares and senior executives will not, therefore, have an initial equity position in the new company. Given this, it is expected that consideration will be given to the use of enhanced LTIP awards in the year of our initial public offering of some reasonable multiple of the regular annual award to establish a significant ownership stake by the executive and to increase shareholder alignment. The awards will consist of a 50/50 mix of options and stock/stock units in the year of our initial public offering. Further, for retention reasons, it is intended that the LTIP award in the year of our initial public offering will vest solely on the basis of time. We do not currently intend that time-vested awards will be a regular on-going component of the LTIP for NEOs after our initial public offering.

        In addition, we will grant to each of our employees who does not otherwise participate in equity plans on a regular basis a founder's grant of a certain specified number of shares of our restricted stock. The objective of the founder's grant is to enable each employee to participate in the success of the company by sharing in the value they help create. The founder's grant also helps align the broader employee group with the interests of the shareholders through the creation of an ownership interest and a minimum holding period.

Ownership Guidelines

        Upon the completion of our separation from Rio Tinto and our initial public offering, our named executive officers will be subject to stock ownership guidelines, to be determined by the compensation committee.

ARRANGEMENTS BETWEEN RIO TINTO AND US

Relationship with Rio Tinto

        In connection with our separation from Rio Tinto, we are entering into various agreements governing our relationship with Rio Tinto as a stand-alone public company. Although we believe the terms of these agreements will contain commercially reasonable terms that could be negotiated with an independent third party, the terms of these agreements may later prove to be more or less favorable than arrangements we could make to provide these services internally or to obtain them from unaffiliated service providers in the future.

        We will file as exhibits to this registration statement, of which this prospectus is a part, the agreements described below. We summarize these agreements below, which summaries are qualified in their entirety by reference to the full text of the agreements.

Transition Services Agreement

        Historically, Rio Tinto and its subsidiaries have provided key services to us, including services related to treasury, accounting, procurement, legal services, information technology, employee benefit and welfare plans, among other services. Prior to the completion of this offering, we will enter into a transition services agreement with Rio Tinto pursuant to which Rio Tinto will agree to continue to provide us with certain of these key services for a transition period not to exceed nine months, including services relating to finance, information technology, procurement and benefits administration, among others, although in some cases, such services will be provided on a more limited basis than previously. Certain of our employees after the offering may provide services to entities owned by Rio Tinto during a transition period.

Tax Receivable Agreement

        This offering and related transactions are expected to increase our subsidiaries' tax bases in their tangible and intangible assets, as well as our basis in the equity of our subsidiaries. These increases in tax basis are expected to increase depreciation, amortization and cost depletion deductions and therefore reduce the amount of tax that we would otherwise be required to pay in the future, although the U.S. Internal Revenue Service may challenge all or part of that basis increase, and a court could sustain such a challenge.

        We intend to enter into a tax receivable agreement with Rio Tinto America or its affiliate that will provide for the payment by us to Rio Tinto America or its affiliate of 85.0% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we will actually realize (or are deemed to realize in the case of an early termination payment by us or a change in control, as discussed below) as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We expect to benefit from the remaining 15.0% of cash savings, if any, in income tax that we realize. For purposes of the tax receivable agreement, it is intended that cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had our subsidiaries not increased their tax bases in their tangible and intangible assets, had we not increased our tax basis in the equity of our subsidiaries, and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is, by its nature, imprecise, insofar as the amount and timing of payments due under the tax receivable agreement will vary depending on a variety of factors, including the amount and timing of our income.

If we do not have taxable income in a taxable year, we are not required to make payments under the tax receivable agreement for that taxable year because we will not have actually realized tax savings for that year.

        Due to the size of the increases in our subsidiaries' tax bases in their tangible and intangible assets, as well as the increase in our basis in the equity of our subsidiaries, we expect to make substantial payments to Rio Tinto America or its affiliate under the tax receivable agreement. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation, amortization and cost depletion deductions, we expect that future payments under the tax receivable agreement in respect of the purchase will range from approximately $             million to $             million over the term of the agreement and will be payable over the next            years. The payments under the tax receivable agreement will not be conditioned upon Rio Tinto America's or its affiliate's continued ownership of our common stock.

        In addition, we expect that the tax receivable agreement will provide that, upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successors') obligations under the tax receivable agreement would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that we expect to make to Rio Tinto America or its affiliate under the tax receivable agreement. For example, a disposition of assets that takes place soon after this offering could accelerate payments under the tax receivable agreement and increase the present value of such payments relative to a disposition of assets that takes place long after this offering.

Registration Rights

        In connection with this offering, Rio Tinto America will enter into a registration rights agreement with us relating to the shares of common stock they will hold at the time of our initial public offering. Subject to several exceptions, Rio Tinto America will have the right to require us to register for public resale under the Securities Act all shares of common stock that Rio Tinto America requests be registered at any time after the expiration or waiver of the lock-up period following this offering. Rio Tinto America will have the right to demand several such registrations. In addition, Rio Tinto America has been granted piggyback rights on any registration for our account or the account of another shareholder, subject to customary cutback provisions. We would be responsible for the expenses of any such registration and will indemnify Rio Tinto America for certain liabilities arising out of any such registration.

Indemnification Agreement

        We intend to enter into an indemnification agreement with Rio Tinto prior to the completion of this offering. Under the terms of the indemnification agreement, we will indemnify Rio Tinto for claims and liabilities related to our business, and liabilities relating to any untrue statement of, or omission to state a material fact in any registration statement or prospectus related to this offering, except for statements or omissions relating exclusively to Rio Tinto or information relating to and provided by any underwriter expressly for use in the registration statement or prospectus. In addition, under the indemnification agreement, Rio Tinto will agree to indemnify us for claims and liabilities related to the Colowyo mine and the uranium business, which will remain with Rio Tinto following the completion of this offering. Rio Tinto will also indemnify us for liabilities relating to any untrue statement of, or omission to state a material fact in any registration statement or prospectus related to this offering relating exclusively to Rio Tinto.

Non-Solicitation Agreement

        In connection with this offering and our separation from Rio Tinto, we and Rio Tinto have agreed to a mutual non-solicitation agreement that for a period of 12 months following the completion of this offering, neither we nor Rio Tinto will solicit any employee of the other company, subject to certain exceptions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Relationship with Rio Tinto

Credit Facility

        We have an $800 million revolving credit facility with Rio Tinto America Inc. We can make borrowings under the facility upon at least one day's prior written notice and pay interest on a quarterly basis calculated on the daily average borrowings outstanding during the quarter at a rate of Rio Tinto America's average commercial paper borrowing costs plus a margin of 3.6%, which, at December 31, 2007, was 6.5%. Borrowings made under the facility are to be repaid in whole or in part on such date or dates as may be agreed between us. Amounts due under the credit facility are not due prior to January 1, 2009 or without at least 12 months notice, unless there was a change in control, which would include this offering. We had outstanding borrowings of $492.8 million, $583.2 million and $500.6 million as of December 31, 2005, 2006 and 2007, respectively, and $496.5 million as of March 31, 2008. We will repay amounts outstanding under this facility with proceeds of the credit agreement we intend to enter into in connection with this offering.

Rio Tinto America Cash Management

        In October 2006, we and Rio Tinto America, through its wholly-owned subsidiary, Kennecott Holdings Corporation, or KHC, entered into a cash management arrangement whereby the cash of our company is transferred to and from KHC and combined into a singular pool of funds with certain other Rio Tinto companies in the U.S. This arrangement, administered by the Rio Tinto America treasury services department, was put in place to allow Rio Tinto America to maximize the most efficient use of cash for its U.S. companies. Under this arrangement, funds paid into the primary relationship bank are swept out of the consolidated account or brought in to cover presented items each day. Any money swept out is invested overnight, earning interest, and returned the next morning. Balances resulting from these transactions bear interest at the same rate as our revolving credit facility, which was 6.5% as of December 31, 2007. Interest income related to transactions with KHC totaled $1.1 million, $2.9 million and $6.3 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $1.1 million for the three months ended March 31, 2008. This arrangement will be terminated in connection with our separation from Rio Tinto.

General and Administrative Costs

        KHC and Rio Tinto Services, Inc., a wholly-owned subsidiary of Rio Tinto America, have historically provided various services and other general corporate support to us, including tax, treasury, corporate secretary, procurement, information systems and technology, human resources, accounting services and insurance/risk management in the ordinary course of business under preexisting contractual arrangements. We were charged for these services provided under our preexisting contractual arrangements on a unit cost or cost allocation basis, such as per invoice processed, proportion of information technology users, share of time, calculated on a combination of factors, including percentage of operating expenditures, head count and revenue. During the years ended December 31, 2005, 2006 and 2007, and for the three months ended March 31, 2008, we incurred approximately $8.1 million, $11.4 million, $13.2 million and $4.0 million respectively, for these services. Under the Transition Services Agreement that we will enter into with Rio Tinto America, they will continue to provide certain of those services to us following this offering. See "Arrangements between Rio Tinto and Us."

Rio Tinto Headquarters Overhead Costs

        We have been allocated Rio Tinto headquarters overhead costs, including technology and innovation, board, community and external relations, investor relations, human resources and, the

Energy Product Group. The allocations were based on a percentage of operating expenses or revenue. During the years ended December 31, 2005, 2006 and 2007, and for the three months ended March 31, 2008, we incurred approximately $7.9 million, $6.9 million, $10.4 million and $2.6 million, respectively, for our allocated costs under this arrangement. Following the completion of this offering, we will no longer pay this charge to Rio Tinto.

Guarantees

        In the normal course of business we enter into standby letters of credit and performance bonds to secure certain operational obligations such as reclamation or coal lease obligations. During the years ended December 31, 2005, 2006 and 2007, and for the three months ended March 31, 2008 we incurred interest expense of approximately $2.1 million, $2.5 million, $1.3 million and $0.4 million respectively for guarantee fees paid to Rio Tinto associated with the outstanding standby letters of credit and performance bonds. These guarantees and financial instruments will terminate upon completion of this offering.

Other Transactions with Rio Tinto America

        In 2007, we began leasing office space from Rio Tinto America, and we included in rental expense $0.7 million for the year ended December 31, 2007 and $0.2 million for the three months ended March 31, 2008 for rent paid by us to Rio Tinto America. In addition, in 2006 and 2007 we purchased land and equipment from Rio Tinto America for $1.1 million and $5.1 million, respectively. We also sold equipment to Rio Tinto America in 2006 at its net book value of $0.7 million.

Policies and Procedures for Review and Approval of Related Person Transactions

        Prior to completion of this offering, we expect that our board of directors will adopt a policy providing that the board review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or 10% shareholder has or will have a direct or indirect material interest. Under this policy, the board of directors is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the board of directors is to approve only those related party transactions that they determine are not inconsistent with the best interests of the company. We expect this policy to include categorical standards providing that specified types of transactions will be deemed not to be inconsistent with the best interests of the company.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of July 1, 2008 by:

  •
  Rio Tinto America, a beneficial owner of more than 5% of the outstanding shares of our common stock and a selling shareholder in this offering;

  •
  each of our named executive officers named in the Summary Compensation Table;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days                        , 2008 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

        Percentage of beneficial ownership is based on                        shares of common stock outstanding as of                        and                         shares of common stock to be outstanding after this offering.

        Unless otherwise indicated to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each listed shareholder is 505 S. Gillette Ave., Gillette, WY 82718.

Shares Beneficially Owned After this Offering without Exercise of Option Granted to the Underwriters
	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered			Number of Shares Being Offered Pursuant to an Option Granted to the Underwriters
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
Rio Tinto America Inc.(1)
Colin Marshall
Preston Chiaro
All directors and executive officers as a group ( persons)

(1)
Rio Tinto America Inc. is an indirect wholly-owned subsidiary of Rio Tinto plc. Rio Tinto plc may be deemed to be the beneficial owner of the shares held by Rio Tinto America Inc.

DESCRIPTION OF CAPITAL STOCK

General

        After this offering, our authorized capital stock will consist of            shares of our common stock, $0.01 par value and            shares of our preferred stock, $            par value. As of            , 2008, there were            shares of common stock outstanding held of record by approximately            shareholders. Immediately following the completion of this offering there will be                         shares of common stock outstanding (                         shares if the underwriters exercise their over-allotment option in full).

        The following description does not purport to be complete and is subject to the provisions of our certificate of incorporation and bylaws, forms of which will be filed as exhibits to this registration statement. The descriptions are qualified in their entirety by reference to our certificate of incorporation and bylaws and to applicable law.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Our shareholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably only those dividends that the board of directors may from time to time declare, and we may pay, on our outstanding shares in the manner and upon the terms and conditions provided by law. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then-outstanding preferred stock. Holders of our common stock will have no preemptive or other subscription or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        Our board of directors has the authority, without further action by the shareholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation. We have no present plan to issue any shares of our preferred stock.

Board of Directors

        Our board of directors is currently composed of 2 members. Upon completion of this offering, our board of directors will be composed of             members. Under our certificate of incorporation, we may not have less than            nor more than            board members. Our certificate of incorporation authorizes our board to fix the number of its members. A vacancy or a newly created board position will be filled by our board of directors. A nominee for director will be elected, as a general matter, if the votes cast for the nominee's election exceed the votes cast against the nominee's election. In the event of a director nomination by a shareholder in accordance with our bylaws, directors will be elected by a plurality of the votes cast. Under our board's policy, and absent a shareholder nomination, a director who fails to receive the required number of votes for re-election is expected to tender his resignation for board consideration and any board nominee, or any board appointee filling a director vacancy or newly created directorship, is required to agree, prior to nomination, to tender his resignation for board consideration in the event of his failing to receive the requisite number of votes for re-election.

Corporate Opportunities

        Rio Tinto will continue to hold certain coal assets in the U.S. and abroad following the completion of this offering, including the Colowyo mine in Colorado that has been included in our historical business and may compete with our continuing business. Rio Tinto may expand, through development of its remaining coal business, acquisitions or otherwise, its operations that directly or indirectly compete with us. For one year following the completion of this offering, Rio Tinto will not pursue any competitive activity or acquisition in the coal industry within the PRB. Following the completion of this offering, if a corporate opportunity is offered to Rio Tinto or one or more of Rio Tinto's executive officers or directors that relates to any competitive activity or acquisition in the coal industry:

  •
  within the PRB after the one-year period referred to above or

  •
  outside of the PRB,

no such person shall be liable to us or any of our shareholders (or any affiliate thereof) for breach of any fiduciary or other duty by reason of the fact that the person, including Rio Tinto and its affiliates, pursues or acquires the business opportunity, directs the business opportunity to another person or fails to present the business opportunity, or information regarding the business opportunity, to us, unless, in the case of any person who is a director or officer of us, the business opportunity is expressly offered to the director or executive officer in his or her capacity as an executive officer or director of our company.

        In addition, Rio Tinto may have other business interests and may engage in any other businesses, which could compete with us, and these potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Rio Tinto to itself or other members of the Rio Tinto Group.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

        Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, and applicable provisions of the Delaware General Corporation Law, or the DGCL, may make it more difficult for or prevent an unsolicited third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These provisions, however, could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

  Size of Board and Vacancies

        Our certificate of incorporation provides that the number of directors on our board of directors is fixed by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors are filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation or removal from office are filled solely by the vote of our remaining directors in office.

  No Cumulative Voting

        The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

  Bylaw Amendments

        Our bylaws may only be amended by our board of directors or upon the vote of holders of a 66 2/3% or more of the voting power of shares of our capital stock.

  Calling of Special Meetings of Stockholders

        Our certificate of incorporation provides that special meetings of our stockholders may be called at any time by the board or our chairman of our board. Special meetings may also be called by the holders of at least 20% of the outstanding shares of our common stock.

  Stockholder Action by Written Consent

        The DGCL permits stockholder action by written consent unless otherwise provided by certificate of incorporation. Our certificate of incorporation provides that our stockholders may not act by written consent.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Shareholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting.

  Amendments to Certificate of Incorporation

        The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of at least two-thirds of the voting power of all of the outstanding shares of our stock entitled to vote:

  •
  the removal of directors;

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  the limitation on stockholder action by written consent;

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  the ability to call a special meeting of stockholders being vested in our board of directors, the chairman of our board or stockholders holding 20% or more of our outstanding common stock; and

  •
  the amendment provision requiring that the above provisions be amended only with a two-thirds supermajority vote.

  Undesignated Preferred Stock

        The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

  Section 203 of the Delaware General Corporation Law

        We will not be governed by Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law regulates corporate acquisitions and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The term "business combination" is defined to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders.

Limitations on Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

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  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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  under Section 174 of the DGCL (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

        Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Registration Rights

        In connection with the completion of this offering, we will enter into a registration rights agreement with Rio Tinto. See "Arrangements Between Rio Tinto and Us—Relationship with Rio Tinto—Registration Rights."

Listing

        We will apply to have our stock listed on the New York Stock Exchange under the symbol "CLD."

Transfer Agent and Registrar

        We expect to appoint            as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of our common stock will not be available for sale for a certain period of time after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse including shares of our common stock issued upon exercise of options in exchange for our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our future ability to raise capital through the sale of our equity securities.

        Upon completion of this offering, and as described in "Prospectus Summary—The Offering," we will have                        shares of our common stock outstanding. Of these shares, the                        shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining                        shares of our common stock held by Rio Tinto America are "restricted securities" as that term is defined in Rule 144 under the Securities Act and are subject to the contractual restrictions on resale described below and could be sold in the public market on subsequent dates after the expiration of those contractual restrictions. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Rule 144

        Under Rule 144, beginning 90 days after the date of this prospectus, if Rio Tinto America will have beneficially owned shares of our common stock for at least six months, it would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on                        for the four calendar weeks prior to the sale.

        Sales under Rule 144 by Rio Tinto are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. If Rio Tinto were deemed not to have been an affiliate of ours at any time during the three months preceding a sale, and it had beneficially owned common stock for at least six months, Rio Tinto would be entitled to sell common stock under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Registration Rights

        In connection with this offering, Rio Tinto will enter into a registration rights agreement with us relating to the shares of common stock they will hold at the time of our initial public offering. Under this agreement, Rio Tinto will have the right to require us to register for public resale under the Securities Act its shares of our common stock that it owns.

Lock-up Agreements

        Our officers and directors and Rio Tinto America have or will have signed lock-up agreements under which they agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of, or to enter into any hedging transaction with respect to, any shares of our common stock or any securities

convertible into or exercisable or exchangeable for shares of our common stock for a period ending            days after the date of this prospectus, subject to extension for an additional             days upon the occurrence of certain events. These shareholders will together beneficially own an aggregate of                        shares of our common stock upon completion of this offering. The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering or of common stock acquired in this offering or the sale of shares of our common stock pursuant to this offering. Other transfers or dispositions by our officers, directors and shareholders may be made pursuant to certain exceptions to the lock-up.

        For more information regarding the lock-up agreements, see "Underwriting."

Stock Options and Incentive and Benefit Plan Awards

        We intend to file a registration statement with the Securities and Exchange Commission covering shares subject to options outstanding under our equity incentive plans but not exercised, as of the closing of this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common shares by a non-U.S. holder. As used in this summary, the term "non-U.S. holder" means a beneficial owner of our common shares that is not, for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

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  a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

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  a partnership (including any entity or arrangement classified as a partnership for these purposes);

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  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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  a trust, if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the U.S. Internal Revenue Code of 1986, as amended) has the authority to control all of the trust's substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person."

        An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S federal income tax purposes) owns our common shares, the tax treatment of a partner or beneficial owner of the partnership or other pass-through entity may depend upon the status of the partner or beneficial owner and the activities of the partnership or entity and by certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common shares should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

        This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder's particular investment or other circumstances. In particular, this summary only addresses a non-U.S. holder that holds our common shares as a capital asset (generally, investment property) and does not address:

  •
  special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, sovereign entities, and dealers and traders in stocks, securities or currencies;

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  non-U.S. holders holding our common shares as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

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  any U.S. state and local or non-U.S. or other tax consequences; or

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  the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

        This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common shares as set forth in this summary. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common shares.

Dividends

        We do not anticipate paying cash dividends on our common shares in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common shares that are not effectively connected with a non-U.S. holder's conduct of a trade or business in the United States, a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, will be withheld from the gross amount of the dividends paid to such non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common shares. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, the U.S. federal withholding tax discussed above will not apply if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on disposition of our common shares

        A non-U.S. holder generally will not be taxed by the United States on any gain recognized on a disposition of our common shares unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the

    non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who holds our common shares as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the U.S. Internal Revenue Code); or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common shares.

        In general, we will be treated as a "U.S. real property holding corporation" if the fair market value of our "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. The determination of the fair market value of our assets and, therefore, whether we are a U.S. real property holding corporation at any given time, will depend on the particular facts and circumstances applicable at the time.

        Currently, we believe that we are a U.S. real property holding corporation and will remain a U.S. real property holding corporation for the foreseeable future.

        However, even if we are or have been a U.S. real property holding corporation, a non-U.S. holder which did not beneficially own, directly or indirectly, more than 5% of the total fair market value of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that our common stock was held by such holder (a "Non-5% Holder"), and which is not otherwise taxed under any other circumstances described above, generally will not be taxed on any gain realized on the disposition of our common stock if, at any time during the calendar year of the disposition, our common stock was "regularly traded on an established securities market" within the meaning of the applicable U.S. Treasury regulations.

        We have applied to have our common stock listed on the NYSE. However, if our common stock were not considered to be "regularly traded on an established securities market" within the meaning of the applicable U.S. Treasury regulations, then a non-U.S. holder (whether or not a Non-5% Holder) would be taxed for U.S. federal income tax purposes on any gain realized on the disposition of our common stock on a net income basis as if the gain were effectively connected with the conduct of a U.S. trade or business by such non-U.S. holder during the taxable year and, in such case, the person acquiring our common stock from such non-U.S. holder generally would have to withhold 10% of the amount of the proceeds of the disposition. Such withholding may be reduced or eliminated pursuant to a withholding certificate issued by the U.S. Internal Revenue Service in accordance with applicable U.S. Treasury regulations. We urge all non-U.S. holders to consult their own tax advisors regarding the application of these rules to them.

Federal estate tax

        Our common shares that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

        Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

        The gross proceeds from the disposition of our common shares may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common shares outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common shares through a non-U.S. office of a broker that:

  •
  is a United States person;

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  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

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  is a "controlled foreign corporation" for United States federal income tax purposes; or

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  is a foreign partnership, if at any time during its tax year:
  •
  one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

        If a non-U.S. holder receives payments of the proceeds of a sale of our common shares to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a "United States person" or the non-U.S. holder otherwise establishes an exemption.

        A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder's U.S. federal income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2008, Rio Tinto America has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        Rio Tinto America has granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional shares from Rio Tinto America at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                        per share. The underwriters and selling group members may allow a discount of $                        per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$
Underwriting discount
Proceeds, before expenses, to the selling stockholder

        The expenses of this offering are estimated to be approximately $                         million.

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the share of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of            days after the date of this prospectus, subject to certain exceptions.

        However, in the event that either (1) during the last            days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the            -day period beginning on the last day of the "lock-up" period, then in either case the expiration

of the "lock-up" will be extended until the expiration of the            -day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Our officers and directors and Rio Tinto America (collectively, the restricted shareholders) have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of            days after the date of this prospectus, subject to certain exceptions.

        In addition, our restricted shareholders have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, they will not, during the "lock-up" period, make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for the common stock. However, in the event that either (1) during the last             days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the            -day period beginning on the last day of the initial "lock-up" period, then in each case the expiration of the "lock-up" will be extended until the expiration of the            -day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        The underwriters have reserved for sale at the initial public offering price up to                        shares of the common stock for employees and directors who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We intend to apply to list the shares of common stock on the NYSE under the symbol "CLD."

        Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

        Immediately prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time,

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of an average of at least 250 employees during the last financial year; a total balance sheet of more than €43,000,000 and an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

        The validity of the shares of common stock being offered in this prospectus and other legal matters concerning this offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Various legal matters related to the sale of the common stock issued in this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

 EXPERTS

        The audited financial statements of Rio Tinto Energy America Inc. as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 included in this Prospectus, except as they relate to Decker Coal Company, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and, insofar as they relate to Decker Coal Company, by KPMG LLP, an independent registered public accounting firm, whose report thereon appears herein. Such financial statements have been so included in reliance on the reports of such independent registered public accounting firms given on the authority of such firms as experts in auditing and accounting.

EXPERTS – COAL RESERVES

        The estimates of our proven and probable coal reserves referred to in this prospectus have been prepared by us and reviewed by John T. Boyd and have been included herein upon the authority of this firm as an expert.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

        You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission's website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

GLOSSARY OF SELECTED TERMS

         Appalachian Region.    Coal producing area in Alabama, eastern Kentucky, Maryland, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Appalachian Region is divided into the northern, central and southern Appalachian regions.

         Ash.    Inorganic material consisting of iron, alumina, sodium and other incombustible matter that are contained in coal. The composition of the ash can affect the burning characteristics of coal.

         Bituminous coal.    The most common type of coal that is between sub-bituminous and anthracite in rank. Bituminous coals produced from the central and eastern U.S. coal fields typically have moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus.

         British thermal unit, or "Btu."    A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

         BNSF.    Burlington Northern Santa Fe

         Central Appalachia.    Coal producing area in eastern Kentucky, Virginia and southern West Virginia.

         Coal seam.    Coal deposits occur in layers typically separated by layers of rock. Each layer is called a "seam." A seam can vary in thickness from inches to a hundred feet or more.

         Coalbed methane.    Also referred to as CBM or coalbed natural gas (CBNG). Coalbed methane is methane gas formed during the coalification process and stored within the coal seam.

         Coke.    A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel.

         Compliance coal.    Coal that when combusted emits no greater than 1.2 pounds of sulfur dioxide per million Btus and requires no blending or sulfur-reduction technology to comply with current sulfur dioxide emissions under the Clean Air Act.

         Dragline.    A large excavating machine used in the surface mining process to remove overburden. The dragline has a large bucket suspended from the end of a boom, which may be 275 feet long or larger. The bucket is suspended by cables and capable of scooping up significant amounts of overburden as it is pulled across the excavation area. The dragline, which can "walk" on large pontoon-like "feet," is one of the largest land-based machines in the world.

         EIA.    Energy Information Administration

         Fossil fuel.    A hydrocarbon such as coal, petroleum or natural gas that may be used as a fuel.

         GW.    Gigawatts

         Highwalls.    The unexcavated face of exposed overburden and coal in a surface mine.

         ISO 14001.    Management tool enabling an organization of any size or type to identify and control the environmental impact of its activities, products or services, improve its environmental performance continually, and implement a systematic approach to setting environmental objectives and targets, to achieving these and to demonstrating that they have been achieved.

         Illinois Basin.    Coal producing area in Illinois, Indiana and western Kentucky.

         Incident Rate.    The rate of injury occurrence, as determined by MSHA, based on 200,000 hours of employee exposure and calculated as follows:

IR = (number of cases × 200,000) / hours of employee exposure.

         Interior Region.    Coal producing area consisting of the Illinois Basin, Arkansas, Kansas, Louisiana, Mississippi, Missouri, Oklahoma and Texas.

         LBA.    Lease by Application. Before a mining company can obtain new coal leases on federal land, the company must nominate lands for lease. The Bureau of Land Management, or BLM, then reviews the proposed tract to ensure maximum coal recovery. It also requires completion of a detailed environmental assessment or an environmental impact statement, and then schedules a competitive lease sale. Lease sales must meet fair market value. The process is known as Lease By Application. After a lease is awarded, the BLM also has the responsibility to assure development of the resource is conducted in a fashion that achieves maximum economic recovery. For a more complete description of the LBA process, see "Business—Reserve Acquisition Process."

         Lbs SO2/mmBtu.    Pounds of SO2 emitted per million Btu of heat generated.

         Lignite.    The lowest rank of coal. It is brownish-black with a high moisture content commonly above 35% by weight and heating value commonly less than 8,000 Btu.

         Metallurgical coal.    The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal has a particularly high Btu, but low ash content.

         Mineable coal.    That portion of the coal reserve base which is commercially mineable and includes all coal that will be left, such as in pillars, fenders or property barriers.

         MSHA.    Mine Safety and Health Administration

         NOx.    Nitrogen oxides. NOx represents both NO2 and NO3 which are gases formed in high temperature environments such as coal combustion. It is a harmful pollutant that contributes to acid rain and is a precursor of ozone.

         NMA.    National Mining Association

         Non-reserve coal deposits.    Non-reserve coal deposits are coal bearing bodies that have been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrant further exploration work. However, this coal does not qualify as commercially viable coal reserves as prescribed by SEC standards until a final comprehensive evaluation based on unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Non-reserve coal deposits may be classified as such by either limited property control or geologic limitation, or both.

         Northern Appalachia.    Coal producing area in Maryland, Ohio, Pennsylvania and northern West Virginia.

         Overburden.    Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

         PRB.    Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana.

         Preparation plant.    Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process separates higher ash coal and may also remove some of the coal's sulfur content.

         Probable reserves.    Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

         Proven reserves.    Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

         Reclamation.    The process of restoring land to its prior condition, productive use or other permitted condition following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

         Reserve.    That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

         Riparian habitat.    Areas adjacent to rivers and streams with a differing density, diversity, and productivity of plant and animal species relative to nearby uplands.

         Riverine habitat.    A habitat occurring along a river.

         Scrubber.    Any of several forms of chemical physical devices which operate to control sulfur compounds formed during coal combustion. An example of a scrubber is a flue gas desulfurization unit.

         Spoil-piles.    Pile used for any dumping of waste material or overburden material, particularly used during the dragline method of mining.

         Steam coal.    Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

         Sub-bituminous coal.    Black coal that ranks between lignite and bituminous coal. Sub-bituminous coal produced from the PRB has a moisture content between 20% to over 30% by weight, and its heat content ranges from 8,000 to 9,500 Btus of coal.

         Sulfur.    One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide (SO2) is produced as a gaseous by-product of coal combustion.

         Sulfur dioxide emission allowance.    A tradeable authorization to emit sulfur dioxide. Under Title IV of the Clean Air Act, one allowance permits the emission of one ton of sulfur dioxide.

         Surface mine.    A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil overburden. Surface mines are also known as open-pit mines.

         Tons.    A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds. A "metric" tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this prospectus.

         Truck and shovel mining and Truck and Front-End Loader Mining.    Similar forms of mining where large shovels or front-end loaders are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loadout.

         Uinta Basin.    Coal producing area in western Colorado and eastern Utah.

 CLOUD PEAK ENERGY INC.
AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008

(dollars in thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$23,864
Restricted cash	5,431
Accounts receivable, net	129,522
Restricted accounts receivable	1,262
Inventories, net	78,760
Deferred income taxes	30,447
Refundable deposit	8,759
Other assets	12,000

Total current assets	290,045
Property, plant and equipment, net	1,328,880
Intangible assets, net	75,819
Other assets	45,371

Total assets	$1,740,115

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	$76,030
Royalties and production taxes	134,465
Accrued expenses	52,244
Due to related parties	146,517
Current portion of long-term debt—bonds	7,918
Current portion of long-term debt—other	36,122

Total current liabilities	453,296
Long-term debt—related party	496,540
Long-term debt—bonds	132,038
Long-term debt—other	17,365
Asset retirement obligations	224,883
Deferred income taxes	111,741
Other liabilities	6,352

Total liabilities	1,442,215

Contingencies (Note 5)
Shareholder's equity
Common stock ($0.01 par value; 1,000 shares authorized; 1 share authorized and outstanding)	—
Additional paid-in capital	168,666
Retained earnings	130,972
Accumulated other comprehensive loss	(1,738)

Total shareholder's equity	297,900

Total liabilities and shareholder's equity	$1,740,115

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 and 2008

(dollars in thousands)

	2007	2008
Revenues	$364,375	$423,481
Costs and expenses
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion shown separately below)	284,033	328,011
Depreciation and depletion	33,289	34,930
Amortization	8,262	19,114
Accretion	3,649	4,148
Exploration costs	1,601	294
Selling, general and administrative expenses	14,902	16,266

Total costs and expenses	345,736	402,763

Operating income	18,639	20,718
Other income (expense)
Interest income	2,471	1,331
Interest expense	(15,420)	(10,294)
Other, net	3	(187)

Total other expense	(12,946)	(9,150)

Income before income tax provision and earnings from unconsolidated affiliates	5,693	11,568
Income tax provision	(425)	(2,951)
Earnings from unconsolidated affiliates, net of tax	48	1,272

Net income	$5,316	$9,889

Net income per share—basic and diluted
Net income per share	$5,316	$9,889

Weighted-average shares outstanding	1	1

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(dollars in thousands)

	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2007	$166,654	$122,683	$(1,738)	$287,599
Other comprehensive income
Net income	—	9,889	—	9,889

Total comprehensive income				9,889
Stock compensation, net of tax	932	—	—	932
Dividend to Parent	—	(1,600)	—	(1,600)
Expenses incurred by Parent	1,080	—	—	1,080

Balance, March 31, 2008	$168,666	$130,972	$(1,738)	$297,900

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 and 2008

(dollars in thousands)

	2007	2008
Cash flows from operating activities
Net income	$5,316	$9,889
Adjustments to reconcile net income to net cash provided by operating activities
Earnings from unconsolidated affiliates	(48)	(1,272)
Depreciation and depletion	33,289	34,930
Amortization	8,262	19,114
Accretion	3,649	4,148
Gain on sale of assets and transfer of liabilities	(38)	(122)
Deferred income taxes	(267)	(693)
Expenses incurred on the Company's behalf and paid by Parent	3,300	1,080
Stock option expense	144	128
Interest expense converted to principal	9,278	5,886
Changes in operating assets and liabilities:
Receivables	19,727	(7,768)
Inventories, net	(6,783)	(2,737)
Due to related parties	8,276	14,021
Other assets	(7,935)	(10,050)
Accounts payable, royalties and production taxes and accrued expenses	9,762	22,586
Asset retirement obligations	(1,174)	(1,558)

Net cash provided by operating activities	84,758	87,582

Cash flows from investing activities
Purchase of property, plant and equipment	(20,300)	(41,742)
Proceeds from sale of assets	115	459
Increase in restricted cash	(3,735)	(3,354)
Proceeds from refundable deposit	—	15,638
Distributions from equity investments	975	1,283
Increase in advances to affiliates	(39,527)	(21,423)

Net cash used in investing activities	(62,472)	(49,139)

Cash flows from financing activities
Repayments on long-term debt and capital lease obligations	(25,098)	(36,319)
Dividend to Parent	(95)	(1,600)
Other	(12)	(292)

Net cash used in financing activities	(25,205)	(38,211)

Net increase (decrease) in cash and cash equivalents	(2,919)	232
Cash and cash equivalents at beginning of period	19,597	23,632

Cash and cash equivalents at end of period	$16,678	$23,864

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands)

1. Basis of Presentation

        The accompanying consolidated financial statements as of March 31, 2008 and for the three months ended March 31, 2007 and 2008, and the notes thereto, have been prepared in accordance with Accounting Principles Board ("APB") Opinion No. 28, Interim Financial Reporting regarding interim financial information, and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for this interim period. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2008.

        As the accompanying consolidated financial statements are prepared using the same accounting principles as those used to prepare the annual consolidated financial statements, the accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, included herein.

Variable Interest Entities

        Rio Tinto Energy America Inc. and it's subsidiaries ("RTEA" or the "Company") includes two variable interest entities in the accompanying consolidated financial statements, Colowyo Coal Company ("Colowyo") and Rio Tinto Energy America Service Company ("RTEASC"). Colowyo is a producer of low, sulfur coal from a surface coal mine in Colorado. As of March 31, 2008, our carrying value of Colowyo total assets were $100,554 and total liabilities were $234,050, including non-recourse bonds (the "Bonds"). RTEASC employs certain RTEA employees and provides management services to RTEA. As of March 31, 2008, RTEASC's total assets and total liabilities were $1,050 and $3,460, respectively.

Allocated Expenses

        The accompanying consolidated financial statements include, on a carve out basis, the accounts of RTEA and its subsidiaries, reflecting the assets, liabilities, revenues and expenses and changes in cash flows that were directly applicable to the Company. Included within selling, general and administrative costs in the accompanying consolidated statement of operations for the three months ended March 31, 2007 and 2008 are the Company's share of RTA's general and administrative costs and Rio Tinto headquarters overhead costs of $5,414 and $9,099, respectively. The amounts for the three months ended March 31, 2008 also include $2,447 of costs associated with an initiative by Rio Tinto plc ("Parent") to prepare for the Company's initial public offering.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 clarifies how to measure fair value as

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

1. Basis of Presentation (Continued)

permitted under other accounting pronouncements, but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 ("FSP 157-2"), which delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis or at least once a year, to fiscal years beginning after November 15, 2008. The provisions of FSP 157-2 are effective for the Company's fiscal year beginning January 1, 2009. The Company adopted the provisions of FAS 157 on January 1, 2008, except for those items deferred under FSP 157-2. The adoption of FAS 157 did not have a material effect on the Company's financial position, results of operations or cash flows.

        In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Liabilities Including an amendment of FASB Statement No. 115 (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not elect the fair value option under FAS 159 for any of its financial assets or liabilities that are not already required to be presented at fair value and therefore the adoption of FAS 159 had no impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("FAS 141R") and FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("FAS 160"). FAS 141R and FAS 160 will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. FAS 141R retains the fundamental requirements in FAS No. 141, Business Combinations while providing additional definitions, such as the definition of the acquirer in a purchase and improvements in the application of how the acquisition method is applied. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests, and classified as a component of equity. Both pronouncements become simultaneously effective January 1, 2009. Early adoption is not permitted. FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact that these pronouncements may have on its consolidated financial statements.

        In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 ("FAS 161"). This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133") to require enhanced disclosures about an entity's derivative and hedging activities, including disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

1. Basis of Presentation (Continued)

November 15, 2008, with early application encouraged. FAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

        In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3 Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact this FSP may have on its consolidated financial statements.

        In May 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("FAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States ("U.S. GAAP"). FAS 162 applies to financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP and shall be effective sixty days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

2. Inventories, net

        Inventories, net consisted of the following at March 31, 2008:

Materials and supplies, net	$75,688
Coal stockpile and finished product	3,072

$78,760

        Materials and supplies are stated net of an obsolescence allowance of $1,798 at March 31, 2008. The Company increased (decreased) the provision for obsolescence by $339 and $(226) and utilized $7 and $15, for the three months ended March 31, 2007 and 2008, respectively.

3. Intangible Assets

        In March 2008, an unincorporated joint venture of the Company executed a buyout agreement on an existing long-term coal supply contract. The buyout agreement resulted in termination of the remaining contract. As a result of the buyout, the Company recorded $6,336 of revenue representing its 50% interest and $9,224 representing the corresponding accelerated amortization of intangible assets related to consolidated contract rights.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

4. Income Taxes

        The Company's effective tax rate differs from the United States federal statutory income tax rate for the periods ended March 31 as follows:

	2007	2008
United States federal statutory income tax rate	35.0%	35.0%
State income taxes, net of federal tax benefit	0.2	0.7
Depletion	(24.0)	(9.9)
Other	(3.7)	(0.3)

Effective tax rate	7.5%	25.5%

        Percentage depletion can be limited by a net income limit and other limitations. In 2008, it is anticipated that these limitations will reduce the amount of the depletion deduction relative to the amount of depletion deducted in 2007, which has resulted in an increase in our effective tax rate for the three months ended March 31, 2008 compared to the three months ended March 31, 2007.

5. Contingencies

Litigation

        The Minerals Management Service ("MMS"), a federal agency with responsibility for collecting royalties on coal produced from federal coal leases, issued two disputed assessments against Decker Coal Company ("Decker"): one for coal produced from 1986-1992, and the other for coal produced from 1993-2001. Both assessments concern coal sold by Decker, and in turn resold under long-term contracts. The MMS maintains that Decker's royalties should not be based on the prices at which Decker actually sold coal because the MMS does not believe those prices represent the results of arm's length negotiation. With respect to the period 1986-1992, Decker appealed the assessment through the administrative process with the MMS and that appeal was unsuccessful. A further appeal is now pending before the United States District Court for the District of Montana. With respect to the period 1993-2001, the MMS has not issued a final decision concerning Decker's challenge to the assessment. As of December 31, 2007, the estimated additional assessed royalties (inclusive of interest) for the 1986-1992 assessment are approximately $30,000 and estimated additional assessed royalties (inclusive of interest) for the 1993-2001 assessment are approximately $10,000. Decker estimates that even if the assessments were to be upheld, MMS's eventual recovery would be between $0 and $40,000. As a result of RTEA's 50% ownership interest in Decker, the Company's financial results could be materially affected, should Decker be unsuccessful in its appeal. RTEA has not accrued a liability in its consolidated financial statements with respect to this matter as any potential losses are not considered to be probable and reasonably estimable. In addition to its substantive challenges to the assessments, Decker believes that it is indemnified by and/or has contractual price escalation protection with respect to any increased assessments. RTEA considers those conclusions to be reasonable, however has not relied upon this indemnification in reaching its decision that any potential losses are not considered probable and reasonably estimable.

        RTEA currently is party to various other legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations,

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

5. Contingencies (Continued)

litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of RTEA. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

Income Tax Contingencies

        The Company has various tax audits in progress. The Company has provided its best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of various tax audits, and examinations of open United States federal and state tax years.

        The Company's income tax calculations are based on application of the respective United States federal or state tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax benefits when it is more likely than not a position will be upheld by the tax authorities. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense.

Guarantees and Off-Balance Sheet Risk

        United States federal and state laws require the Company to secure certain of its obligations to reclaim lands used for mining and to secure coal lease obligations. The primary method used by the Company to meet its reclamation obligations and to secure coal lease obligations is to provide a third-party surety bond, typically through an insurance company, or provide a letter of credit, typically through a bank. Specific bond and or letter of credit amounts may change over time, depending on the activity at the respective site and any specific requirements by federal or state laws. The changes may be for required increases or decreases to a respective bond or letter of credit amount. The Company considers its surety bonds and letters of credit issued to meet its reclamation obligations and to secure coal lease obligations at the respective mine site to be performance guarantees. At March 31, 2008, the Company had $316,504 of standby of letters of credit and $395,408 of performance bonds outstanding (including the Company's proportional share of Decker) to secure certain of its obligations to reclaim lands used for mining and to secure coal lease obligations. The letters of credit and performance bonds, except for Decker, are executed by RTEA's Parent on RTEA's behalf.

6. Related Party Transactions

Guarantee Fees

        Included in interest expense was $632 and $409 for the three months ended March 31, 2007 and 2008, respectively, for guarantee fees paid to Rio Tinto plc associated with the outstanding standby letters of credit and performance bonds. The letters of credit and performance bonds are executed by RTEA's Parent on RTEA's behalf.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

6. Related Party Transactions (Continued)

Cash Management Arrangement and Reimbursed Overhead

        Under a cash management arrangement with Kennecott Holdings Corporation ("KHC"), a wholly-owned subsidiary of RTA, cash is transferred to and from KHC on a regular basis for investment purposes. Balances resulting from these transactions bear interest at the same rate as the RTA Facility (4.3% as of March 31, 2008). Amounts due from related parties resulting from these transactions are included in the table below. Interest income related to transactions with KHC totaled $2,185 and $1,127 for the three months ended March 31, 2007 and 2008, respectively.

        KHC and Rio Tinto Services, Inc., a wholly-owned subsidiary of RTA, also fund certain Company overhead expenses which are reimbursed by the Company. Amounts due to related parties resulting from these transactions are non-interest bearing and are included in the table below.

        Due from (to) related parties consisted of the following at March 31, 2008:

Kennecott Holdings Corporation:
Cash management arrangement	$104,151
Reimbursed overhead	(248,775)
Rio Tinto America:
Income tax sharing agreement	(5,064)
Other	3,171

$(146,517)

        The Company paid cash in excess of expense of $95 and $1,600 for the three months ended March 31, 2007 and 2008, respectively, to RTA related to Rio Tinto stock option plans and its federal tax sharing agreement. These amounts have been reflected as dividends to the Parent in the accompanying financial statements.

7. Segment Information

        The Company reviews, manages and operates its business as a single operating segment, coal production. The following table presents a summary of total revenues from external customers by their geographic location for the three months ended March 31:

	2007	2008
United States	$360,809	$419,726
Foreign	3,566	3,755

Total revenues from external customers	$364,375	$423,481

        All of the Company's revenues for the three months ended March 31, 2007 and 2008 originated in the United States.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

7. Segment Information (Continued)

        The following table presents a reconciliation of Internal reporting EBITDA to net income for the three months ended March 31:

	2007	2008
Internal reporting EBITDA	$67,962	$90,299
Adjustments	(4,072)	(10,304)

EBITDA	63,890	79,995
Depreciation and depletion	(33,289)	(34,930)
Amortization	(8,262)	(19,114)
Accretion	(3,649)	(4,148)
Interest income	2,471	1,331
Interest expense	(15,420)	(10,294)
Income tax provision	(425)	(2,951)

Net income	$5,316	$9,889

8. Subsequent Event

        Effective August 2008, RTEA's Cordero Rojo Mine was awarded a $250 million federal coal lease in the Powder River Basin of Wyoming payable over 5 years. The initial payment of $50 million was made in April 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Rio Tinto Energy America Inc.:

        In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Rio Tinto Energy America Inc. and its subsidiaries (the "Company") at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Decker Coal Company, a 50% joint venture, to which the Company applies proportional consolidation, which statements reflect total assets of $87,050,519 and $94,296,268 as of December 31, 2006 and 2007, respectively, and total revenues of $87,295,432, $76,559,886 and $76,232,415 for each of the three years in the period ended December 31, 2007 (of which the Company reflects its 50% proportionate share of the joint venture in the accompanying consolidated financial statements). Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the Decker Coal Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions effective January 1, 2007 and changed its methods of accounting for share-based payments and stripping costs incurred during the production phase effective January 1, 2006.

PricewaterhouseCoopers LLP
Denver, Colorado
August 7, 2008

 Report of Independent Registered Public Accounting Firm

Mine Management Committee
Decker Coal Company

        We have audited the balance sheets of Decker Coal Company (A Joint Venture) (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of earnings and comprehensive income, joint venture deficit, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decker Coal Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

        The Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

        The Company adopted Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry, as of January 1, 2006.

KPMG LLP
Omaha, Nebraska August 7, 2008

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 and 2007

(dollars in thousands, except share and per share data)

	2006	2007
ASSETS
Current assets
Cash and cash equivalents	$19,597	$23,632
Restricted cash	5,855	2,077
Accounts receivable, net	107,618	121,754
Restricted accounts receivable	668	1,424
Inventories, net	64,192	76,023
Deferred income taxes	29,943	30,072
Refundable deposit	2,220	24,397
Other assets	2,967	1,747

Total current assets	233,060	281,126
Property, plant and equipment, net	1,295,388	1,344,246
Intangible assets, net	137,245	94,933
Other assets	42,538	44,707

Total assets	$1,708,231	$1,765,012

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable	$73,459	$90,380
Royalties and production taxes	106,403	123,053
Accrued expenses	51,374	41,220
Due to related parties	74,697	159,025
Current portion of long-term debt—bonds	6,567	7,918
Current portion of long-term debt—other	28,452	34,689

Total current liabilities	340,952	456,285
Long-term debt—related party	583,181	500,627
Long-term debt—bonds	139,956	132,038
Long-term debt—other	54,102	45,117
Asset retirement obligations	228,958	224,938
Deferred income taxes	121,168	110,968
Other liabilities	5,775	7,440

Total liabilities	1,474,092	1,477,413

Commitments and contingencies (Note 13)
Shareholder's equity
Common stock ($0.01 par value; 1,000 shares authorized; 1 share issued and outstanding at both 2006 and 2007)	—	—
Additional paid-in capital	143,405	166,654
Retained earnings	92,585	122,683
Accumulated other comprehensive loss	(1,851)	(1,738)

Total shareholder's equity	234,139	287,599

Total liabilities and shareholder's equity	$1,708,231	$1,765,012

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 and 2007

(dollars in thousands)

	2005	2006	2007
Revenues	$1,179,643	$1,424,244	$1,558,721
Costs and expenses
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately below)	878,847	1,081,160	1,191,787
Depreciation and depletion	91,849	122,254	139,167
Amortization	45,279	44,577	42,312
Accretion	11,485	14,334	15,665
Exploration costs	7,037	5,890	10,130
Selling, general and administrative expenses	48,130	56,873	61,906
Asset impairment charges	—	—	18,297

Total costs and expenses	1,082,627	1,325,088	1,479,264

Operating income	97,016	99,156	79,457
Other income (expense)
Interest income	1,659	3,829	7,577
Interest expense	(49,570)	(56,568)	(54,262)
Other, net	(358)	(110)	99

Total other expense	(48,269)	(52,849)	(46,586)

Income before income tax provision and earnings (losses) from unconsolidated affiliates	48,747	46,307	32,871
Income tax provision	(11,194)	(6,894)	(2,489)
Earnings (losses) from unconsolidated affiliates,
net of tax	2,209	(1,435)	2,462

Net income	$39,762	$37,978	$32,844

Net income per share—basic and diluted
Net income per share	$39,762	$37,978	$32,844

Weighted-average shares outstanding	1	1	1

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 and 2007

(dollars in thousands)

	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2004	$133,150	$55,358	$(2,410)	$186,098
Other comprehensive income
Net income	—	39,762	—	39,762
Other, net of tax	—	—	(44)	(44)

Total comprehensive income				39,718
Stock compensation, net of tax	700	—	—	700
Dividend to Parent	—	(8,192)	—	(8,192)
Expenses incurred by Parent	4,897	—	—	4,897

Balance at December 31, 2005	138,747	86,928	(2,454)	223,221
Other comprehensive income
Net income	—	37,978	—	37,978
Other, net of tax	—	—	603	603

Total comprehensive income				38,581
Stock compensation, net of tax	1,275	—	—	1,275
Effect of adoption of EITF 04-6, net of tax benefit of $17,651	—	(31,380)	—	(31,380)
Dividend to Parent	—	(941)	—	(941)
Expenses incurred by Parent	2,783	—	—	2,783
Contribution from partners	600	—	—	600

Balance at December 31, 2006	143,405	92,585	(1,851)	234,139
Other comprehensive income
Net income	—	32,844	—	32,844
Other, net of tax	—	—	113	113

Total comprehensive income				32,957
Stock compensation, net of tax	1,796	—	—	1,796
Cumulative effect of adoption of FIN 48 effective January 1, 2007	—	(280)	—	(280)
Dividend to Parent	—	(2,466)	—	(2,466)
Expenses incurred by Parent	20,600	—	—	20,600
Contribution from partners	853	—	—	853

Balance at December 31, 2007	$166,654	$122,683	$(1,738)	$287,599

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 and 2007

(dollars in thousands)

	2005	2006	2007
Cash flows from operating activities
Net income	$39,762	$37,978	$32,844
Adjustments to reconcile net income to net cash provided by operating activities (Earnings) losses from unconsolidated affiliates	(2,209)	1,435	(2,462)
Asset impairment charges	—	—	18,297
Depreciation and depletion	91,849	122,254	139,167
Amortization	45,279	44,577	42,312
Accretion	11,485	14,334	15,665
Decrease in deferred stripping costs	505	—	—
(Gain) loss on sale of assets and transfer of liabilities	(151)	(719)	(364)
Deferred income taxes	3,777	(4,301)	(9,345)
Expenses incurred on the Company's behalf and paid by Parent	4,897	2,783	20,600
Stock option expense	513	429	794
Interest expense converted to principal	23,764	33,651	33,816
Changes in operating assets and liabilities:
Receivables	(7,171)	(19,041)	(14,136)
Inventories, net	(23,235)	(17,666)	(11,831)
Due to related parties	47,936	61,962	56,372
Other assets	(1,350)	5,053	861
Accounts payable, royalties and production taxes
and accrued expenses	20,613	27,139	4,577
Asset retirement obligations	(3,318)	(5,779)	(6,280)

Net cash provided by operating activities	252,946	304,089	320,887

Cash flows from investing activities
Purchase of property, plant and equipment	(122,451)	(186,044)	(170,508)
Proceeds from sale of assets	1,132	2,119	1,279
Decrease in restricted cash	244	70	3,778
Payment on refundable deposit	—	(2,220)	(24,397)
Receipt on refundable deposit	—	—	2,220
Capital contributions to equity investments	(2,150)	(1,988)	—
Distributions from equity investments	5,100	3,150	1,281
Change in cash advances to affiliate	(36,511)	(64,066)	22,850
Other	—	(1,366)	—

Net cash used in investing activities	(154,636)	(250,345)	(163,497)

Cash flows from financing activities
Borrowings on long-term debt and capital lease obligations	288	55,157	—
Repayments on long-term debt and capital lease obligations	(81,790)	(100,329)	(151,742)
Dividend to Parent	(8,192)	(941)	(2,466)
Other	—	600	853

Net cash used in financing activities	(89,694)	(45,513)	(153,355)

Net increase in cash and cash equivalents	8,616	8,231	4,035
Cash and cash equivalents at beginning of year	2,750	11,366	19,597

Cash and cash equivalents at end of year	$11,366	$19,597	$23,632

Supplemental cash flow disclosures:
Cash payments for:
Interest	$28,981	$29,736	$20,554
Income taxes	6,417	20,110	2,437
Supplemental noncash investing and financing activities:
Long-term debt incurred for purchase of federal coal leases	$102,699	$—	$22,427
Accounts payable incurred (paid) for purchase of property, plant and equipment	13,974	(15,025)	18,971

The accompanying notes are an integral part of these consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

1. Organization and Nature of Operations

        Effective May 11, 2006, Kennecott Energy and Coal Company, a Delaware corporation incorporated in March 1993, changed its name to Rio Tinto Energy America Inc. and its subsidiaries (the "Company" or "RTEA"). RTEA is the second largest producer of coal in the U.S. and in the Powder River Basin ("PRB") based on 2007 coal production. RTEA operates in the PRB, the lowest cost coal producing region in the U.S., and operates three of the five largest coal mines in the region and in the U.S. RTEA's operations include five wholly-owned surface coal mines, three of which are in Wyoming, one in Colorado and one in Montana, and RTEA owns a 50% interest in another surface coal mine in Montana. RTEA produces sub-bituminous steam coal with low sulfur content and sells its coal primarily to electric utilities. Steam coal is primarily consumed by electric utilities as fuel for electricity generation.

2. Basis of Presentation

        The accompanying consolidated financial statements include, on a carve-out basis, the accounts of RTEA and its subsidiaries that it has a controlling financial interest under the voting control model, as required by Accounting Research Bulletin ("ARB") No. 51 Consolidated Financial Statements (and its related interpretations) and Emerging Issues Task Force ("EITF") No. 04-5 Determining Whether A General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights or the risks and rewards model as required by the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(R), Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 ("FIN 46R"). The Company accounts for its pro-rata share of assets and liabilities in its undivided interest in a joint venture with Decker Coal Company ("Decker") using the proportionate consolidation method pursuant to Emerging Issues Task Force Issue No. 00-1, Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures, ("EITF 00-1") whereby its share of assets, liabilities, revenues and expenses are included in the appropriate classification in the consolidated financial statements. Investments in unconsolidated companies in which RTEA does not have control and does not account for in accordance with EITF 00-1, but has the ability to exercise significant influence over the investee's operating and financial policies, are accounted for under the equity method. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. All intercompany balances and transactions which have occurred within the entities comprising the Company have been eliminated in the consolidated financial statements.

Variable Interest Entities

        The Company has interests in two variable interest entities ("VIE") for which it is the primary beneficiary. A VIE is a legal structure whose equity investors do not have all the characteristics of a controlling financial interest in the entity. The Company is required to consolidate such entities if the Company is the primary beneficiary of the VIE. The Company adopted FIN 46R effective January 1, 2004. As part of its adoption of FIN 46R, the Company determined that Colowyo Coal Company ("Colowyo") was a VIE and that the Company's wholly owned subsidiary, Kennecott Colorado Coal Company ("Kennecott Colorado") was the primary beneficiary. Kennecott Colorado owns a 20% general partner interest in Colowyo. As a result, Colowyo was consolidated as of January 1, 2004. Prior to January 1, 2004, Colowyo was accounted for under the equity method. Colowyo is a producer of low

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

2. Basis of Presentation (Continued)

sulfur, steam coal from a surface coal mine in Colorado. As of December 31, 2007, the Company's carrying value of Colowyo's total assets was $71,174 and total liabilities was $227,336, including $139,956 in non-recourse bonds (the "Bonds").

        Rio Tinto Energy America Services Company ("RTEASC") is a wholly-owned subsidiary of RTEA's domestic parent company, Rio Tinto America Inc. ("RTA"), through Kennecott Management Services Company. RTEASC was formed on RTEA's behalf and employs certain RTEA employees and provides management services to RTEA, and RTEASC does not provide any services to other RTA business units. RTEA has no legal ownership interest in RTEASC. The Company completed its evaluation and determined that RTEASC qualified as a variable interest entity under the provisions of FIN 46R, and that the Company was the primary beneficiary. As a result, RTEASC was consolidated as of January 1, 2004. As of December 31, 2007, RTEASC had total assets of $1,859 and total liabilities of $11,268.

Allocated Expenses

        The accompanying carve-out consolidated financial statements reflect the assets, liabilities, revenues and expenses, changes in shareholder's equity and cash flows that were directly applicable to the Company. These consolidated financial statements also include corporate allocations of general and administrative costs. RTA has historically provided various services and other general corporate support to the Company, including, tax, treasury, corporate secretary, procurement, information systems and technology, human resources, accounting services and insurance/risk management in the ordinary course of business under preexisting contractual arrangements. The Company was charged for services provided under the preexisting contractual arrangements on a unit cost or cost allocation basis, such as per invoice processed, proportion of information technology users, share of time, calculated on a combination of factors, including percentage of operating expenditures, head count and revenue.

        In addition, the Company was allocated Rio Tinto headquarters overhead costs, including technology and innovation, board, community and external relations, investor relations, human resources and the Energy Product Group. The allocations were based on a percentage of operating expenses or revenue.

        Management believes that the allocation methodologies, as described above, were reasonable, however, the expenses allocated to the Company for these items are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate independent entity.

        Included within selling, general and administrative costs in the accompanying consolidated statement of operations for years ended December 31, 2005, 2006, and 2007, are the Company's share of RTA's general and administrative costs and Rio Tinto headquarters overhead costs of $15,972, $18,345 and $23,643, respectively. Of these amounts, $4,897, $1,559, and $13,196 have been presented as a capital contribution within shareholder's equity as the amounts were incurred by Rio Tinto plc and its subsidiaries (the "Parent") and will not be paid by the Company.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

3. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include reserves for inventory obsolescence, share-based compensation expense, estimates for useful lives associated with long-lived assets, cash flow assumptions used in testing long-lived assets and goodwill for impairment, reclamation costs and income taxes and tax valuation allowances. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

        All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts Receivable

        An allowance for doubtful accounts is calculated based on the aging of RTEA's accounts receivable, historical experience, and management judgment. RTEA writes-off accounts receivable against the allowance when RTEA determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories, net

Materials and Supplies

        Materials and supplies are valued at the lower of cost or net realizable value. Obsolescence reserves are established for excess or obsolete materials and supplies inventory based on estimates made by Company personnel and management using prior experience and estimates of future usage.

Stockpiles and Finished Product ("Coal Inventory")

        Coal inventory is stated at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price based on spot coal prices and prices under long-term contracts; less the estimated costs to complete production and bring the product to sale. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Coal inventory includes mining costs and advance stripping costs incurred up to the point of stockpiling the coal and includes labor, supplies, equipment, applicable operating overhead and depreciation, depletion and amortization related to mining operations.

        In March 2005, the FASB issued EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry ("EITF 04-6"). Prior to the adoption of EITF 04-6, the Company classified advance stripping costs associated with the removal of overburden above an unmined coal seam during the surface mining process as coal inventory. As a result of the adoption of EITF 04-6 on January 1, 2006, advance stripping costs incurred during the production phase of a mine

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(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

are considered variable production costs and are included in the cost of inventory extracted during the period the stripping costs are incurred. The cumulative effect of adopting EITF 04-6 on January 1, 2006 was a reduction of $42,615 and $6,416 of inventory and deferred development costs, respectively, with a corresponding decrease to retained earnings, net of tax, of $31,380.

Property, Plant and Equipment

Plant and Equipment

        Plant and equipment are stated at cost. Depreciation of plant and equipment (excluding life of mine assets) is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	5 to 25 years
Machinery and equipment	3 to 20 years
Furniture and fixtures	3 years

        In addition, certain plant and equipment assets associated with mining are depreciated using the units-of-production method over the estimated recoverable reserves (based on proven and probable reserves which exclude non-recoverable reserves and anticipated processing losses).

Capitalization of Interest

        The Company's policy is to capitalize interest costs to property, plant and equipment on accumulated expenditures incurred as a result of preparing capital projects for their intended use.

Mine Development Costs

        Costs of developing new mines are capitalized where proven and probable reserves exist. Mine development costs are amortized using the units-of-production method over the estimated recoverable reserves (based on proven and probable reserves which exclude non-recoverable reserves and anticipated processing losses) that are associated with the property being benefited. Costs may include construction permits and licenses; mine design; construction of access roads, slopes and main entries; and removing overburden to access reserves in a new pit. The costs of removing overburden and waste materials to access the coal ore body prior to the production phase are capitalized during the development of the mine. Where multiple pits exist at a mining operation, overburden removal costs will be capitalized if such costs are for the development of a new area separate and distinct from the existing production phase mines. Such costs are capitalized until the point at which the production phase from each pit commences. Overburden removal costs incurred that relate to the enlargement of an existing pit are expensed. The production phase of a mine commences when saleable coal, beyond a de minimus amount, is produced. Overburden removal costs incurred during the production phase are included as a cost of inventory to be recognized in cost of product sold in the same period as the revenue from the sale of inventory. Additionally, deferred mine development includes the costs associated with asset retirement obligations. Mine development costs are included in land, improvements and mineral rights in property, plant and equipment, net on the December 31, 2006 and 2007 consolidated balance sheets.

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(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

Coal Reserves and Mineral Rights

        Coal reserves are recorded at cost. Depletion of coal reserves and amortization of advance royalties is computed using the units-of-production method based on proven and probable reserves which exclude non-recoverable reserves and anticipated processing losses. Coal reserves and mineral rights are included in land, improvements and mineral rights in property, plant and equipment, net on the December 31, 2006 and 2007 consolidated balance sheets.

Repairs and Maintenance

        Major renewals and improvements are capitalized. During the ordinary course of business, the Company incurs costs associated with planned major maintenance activities. Expenditures to replace or completely rebuild major components of major equipment, which are required at predictable intervals to maintain asset life or performance, are capitalized. These major components are capitalized separately from the major equipment and depreciated according to their own expected estimated useful life rather than the estimated useful life of the major equipment. Costs of repairs and maintenance of major components associated with planned major maintenance activities are charged to expense as incurred.

Exploration Costs

        Exploration costs are expensed as incurred and include the cost of maps, aerial photographs and surveying, core drilling, depreciation, repair and maintenance of equipment used in exploration, core analysis and testing, fuel and supplies, purchased services directly attributable to exploration, damages and exploration permits. Wages and salaries, employee benefits, payroll taxes, workers' compensation and travel expenses of personnel assigned directly to exploration activities are also included in exploration costs.

Impairment

        The Company periodically evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("FAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). The Company reviews its assets for impairment when events or changes in circumstances indicate that the net book value of property, plant, equipment and mine development may not be recovered over its remaining service life. Provisions for asset impairment are charged to income when the sum of estimated future cash flows, on an undiscounted basis, is less than the asset's net book value. Impairment charges are recorded using discounted cash flows which requires the use of estimates, and such estimates can change based on market conditions, technological advances in the industry or changes in regulations governing the industry.

Asset Retirement Obligations and Remediation Liabilities

        The Company accounts for its asset retirement obligations ("ARO") in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("FAS 143"). FAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time the obligations are incurred. The Company's ARO consists of costs associated with mine reclamation and

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(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

closure activities, including earthwork, revegetation and demolition. ARO liabilities for final reclamation and mine closure are estimated based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. RTEA records an ARO asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. Upon initial recognition of a liability, the costs are capitalized as part of the related mining property and are included in depreciation and depletion expense in the consolidated statements of operations based on units of production over proven and probable reserves. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the credit-adjusted, risk-free rate. Costs related to environmental remediation are charged to expense as incurred.

Intangible Assets

        Intangible assets consist of the fair value assigned to favorable long-term coal supply contracts obtained through Company acquisitions in 1993 and 1998. The Company has three long-term coal supply contracts acquired during this period, two of which were acquired in 1993 and one which was acquired in 1998. The long-term supply contracts acquired in 1993 expire in 2010 and 2012. The long-term supply contract acquired in 1998 expires in 2011. These long-term coal supply contracts are amortized based on contract deliveries over terms ranging from 14 to 19 years. The remaining weighted-average amortization period for these long-term supply contracts as of December 31, 2007 is four years. Intangible assets are also subject to evaluation for potential impairment if an event occurs or a change in circumstances indicates the carrying amount may not be recoverable.

Goodwill

        As required by SFAS No. 142, Goodwill and Other Intangible Assets ("FAS 142") the Company assesses the carrying value of goodwill for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company assesses goodwill for possible impairment using a two-step method in which the carrying value of each reporting unit is compared to its fair value. If the carrying value of a reporting unit exceeds its fair value, the Company performs an analysis to determine the fair values of the assets and liabilities of the reporting unit to determine whether the implied goodwill of that reporting unit has been impaired. The Company determines the fair value of its reporting units utilizing estimated future discounted cash flows based on estimates of proven and probable reserves, coal prices and operating costs consistent with assumptions that it believes marketplace participants would use in their estimates of fair value. At both December 31, 2006 and 2007, the balance of goodwill included in other assets is $35,634.

Pensions and Other Postretirement Benefits

        The Company's employees participate in a defined benefit retirement plan (the "Plan") sponsored by RTA and accounted for in accordance with SFAS No. 87, Employers' Accounting for Pensions ("FAS 87"). Annual contributions to the Plan are made as determined by consulting actuaries based

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

upon the Employee Retirement Income Security Act of 1974 (ERISA) minimum funding standard and are allocated to the Company by RTA. Periodic costs pertaining to the RTA plans are allocated to the Company on a basis of projected benefit obligation with respect to financing costs and on the basis of actuarial determinations for current and prior service costs. A liability is only recognized for any contributions due and unpaid. Plan benefit obligations and plan assets for the Company have not been recorded on the consolidated financial statements in accordance with the FAS 87 Implementation Guide, which addresses separate financial statements of a subsidiary that participates in a parent's pension plan.

        The Company's employees participate in a defined benefit postretirement welfare plan (the "Welfare Plan") sponsored by RTA and accounted for in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106"). Postretirement medical, dental and life insurance benefits are provided to employees and their beneficiaries and dependents that meet eligibility requirements. Net postretirement cost for the Company is the required contribution to the Welfare Plan based on actuarial cost data and an allocation from RTA. The Welfare Plan contains certain cost sharing features such as deductibles and coinsurance. The Company and RTA can amend or terminate the Welfare Plan at any time.

Accrued Liabilities and Other Reserves

Litigation

        The Company estimates its reserves related to litigation based on the facts and circumstances specific to the litigation and its past experience with similar claims. The Company estimates the range of its liability related to pending litigation when it believes the amount and range of loss can be estimated. The Company records its best estimate of a loss when the loss is considered probable and estimable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, the Company records the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, the Company assesses the potential liability related to its pending litigation and claims and revises its estimates.

Workers' Compensation

        For Company employees of Wyoming, workers' compensation insurance is provided through a state fund program. The Company contributes to the state fund program through its payroll function by applying the assessed state rate to gross payroll. The rate the Company pays is assessed by the state and is adjusted prospectively based on the Company's workers' compensation historical incident rating.

        For Company employees of Colorado and Montana, workers' compensation insurance is provided under a self-insured worker's compensation program. The Company maintains actuarially-determined accruals on its consolidated balance sheets to cover self-insurance retentions for workers' compensation. These accruals are based on certain assumptions developed utilizing historical data to project future losses. Loss estimates in the calculation of these accruals are adjusted based upon actual claim settlements and reported claims. These loss estimates and accruals recorded in the Company's consolidated financial statements for claims have historically been reasonable in comparison to the actual amount of claims paid. The Company's insurance coverage generally provides that it assume a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

portion of the risk in the form of a deductible. Accruals for workers' compensation costs are included in other noncurrent liabilities on the consolidated balance sheets.

Share-Based Compensation

        Effective January 1, 2006, RTEA adopted the provisions of SFAS No. 123R (Revised 2004), Share-Based Payment ("FAS 123R"). For equity awards, FAS 123R requires companies to measure the cost of employee stock options based on the grant-date fair value and recognize that cost over the period during which a recipient is required to provide services in exchange for the share-based payment, typically the vesting period. For cash settled awards, FAS 123R requires companies to measure the cost of employee stock options based on the fair value as of the date of the balance sheet and recognize that cost over the period during which a recipient is required to provide services in exchange for the share-based payment, typically the vesting period. RTEA adopted the provisions of FAS 123R using the modified-retrospective transition method. The fair value of certain share-based payment awards are estimated at the date of grant using a lattice-based option valuation model. For other market based awards, the fair value is assumed to be 50% of the grant date share price to adjust for the likelihood of meeting the market condition. For cash settled awards, the fair values are subsequently remeasured at the balance sheet date to reflect the number of awards expected to vest based on the current and anticipated total shareholder return performance. All stock awards pertaining to RTEA are granted by the Parent under the Parent award plans.

        Because employee share-based awards have characteristics significantly different from those of traded stock and options, and because changes in the input assumptions can materially affect the fair value estimate, the existing models may not provide a reliable single measure of the fair value of the employee stock options or other stock awards. Management will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time, which could result in changes to these assumptions and methodologies and thereby materially impact the fair value determination. If factors change and the Company employs different assumptions in the application of FAS 123R in future periods, the compensation expense that was recorded under FAS 123R may differ significantly from what was recorded in the current period.

        The Company has elected to adopt FASB Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, to calculate the Company's pool of windfall tax benefits.

        Additionally, under FAS 123R, beginning January 1, 2006, excess income tax benefits from the exercise of share-based compensation awards are recognized in cash flows from financing activities in the consolidated statements of cash flows. The Company's excess income tax benefits recorded for the years ended December 31, 2005, 2006 and 2007 were not material.

Income Taxes

        RTEA accounts for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are provided for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date

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(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the appropriate valuation allowance, the Company considers projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and its overall deferred tax position. RTEA has no foreign subsidiaries.

        RTEA's income tax calculations are based on application of the respective United States Federal or state tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are probable and reasonably estimable. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

        Effective January 1, 2007, the Company adopted the provisions of FIN No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). In connection with the adoption of FIN 48, the Company recognized increases to its tax reserves for uncertain tax positions and interest and penalties which was accounted for as an increase to other long-term liabilities and as a reduction to retained earnings at January 1, 2007.

        The Company is a member of a consolidated federal tax group and is party to a federal tax sharing agreement with the other members of the consolidated federal tax group. However, for the purposes of the accompanying consolidated financial statements, which are prepared on a carve-out basis, the Company's current and deferred tax benefit (provision) was calculated on a stand alone income tax return basis.

Revenue Recognition

        Revenue is recognized from a sale when pervasive evidence of an arrangement exists, the price is determinable, the product has been delivered, the title has transferred to the customer and collection of the sales price is reasonably assured.

        Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. Coal sales are made to the Company's customers under the terms of coal supply agreements, most of which are long-term (greater than one year). Under the typical terms of these coal supply agreements, title and risk of loss transfer to the customer at the time the coal is shipped which is the point at which revenue is recognized. Certain contracts provide for title and risk of loss transfer at the point of destination in which case revenue is recognized at destination.

        Coal sales contracts typically contain coal quality specifications. With coal quality specifications in place, the raw coal sold by the Company to the customer at the delivery point must be substantially free of magnetic material and other foreign material impurities, and crushed to a maximum size as set forth in the respective coal sales contract. Prior to billing the customer, quality price adjustments are made relative to an average quality that is specified in a coal sales contract, such as British thermal unit factor, moisture, ash and sodium content, and can result in either increases or decreases in the value of the coal shipped.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

        Transportation costs are included in cost of coal sales and amounts billed by the Company to its customers for transportation are included at gross amounts in coal sales.

Segment Information

        The Company reviews, manages and operates its business as a single operating segment, coal production. The Company produces low sulfur, steam coal from surface mines, located in the Northwest region of the United States within the Powder River and Uinta Basins, which it sells to electric utilities and industrial customers. In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"), the Company has determined it has one reportable segment primarily based on its chief operating decision maker assessing the Company's performance and allocating resources based on the Company's consolidated financial information.

Net Income Per Share

        RTEA accounts for net income per share in accordance with SFAS No. 128, Earnings per Share ("FAS 128"). Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed using the weighted-average number of common and potential dilutive common shares outstanding during the period. Potential dilutive common shares consist of incremental common shares issuable upon exercise of stock options. Because stock options issued to RTEA employees are options on the Parent's stock, RTEA has no potential dilutive common shares as of December 31, 2007.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB issued FASB Staff Position FAS 157-2 ("FSP 157-2"), which delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis or at least once a year, to fiscal years beginning after November 15, 2008. The provisions of FSP 157-2 are effective for the Company's fiscal year beginning January 1, 2009. The Company adopted the provisions of FAS 157 on January 1, 2008, except for those items deferred under FSP 157-2. The adoption of FAS 157 did not have a material effect on the Company's financial position, results of operations or cash flows.

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(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not elect the fair value option under FAS 159 for any of its financial assets or liabilities that are not already required to be presented at fair value under generally accepted accounting principles and therefore the adoption of FAS 159 had no impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("FAS 141R") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("FAS 160"). FAS 141R and FAS 160 will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. FAS 141R retains the fundamental requirements in FAS No. 141, Business Combinations while providing additional definitions, such as the definition of the acquirer in a purchase and improvements in the application of how the acquisition method is applied. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests, and classified as a component of equity. Both pronouncements become simultaneously effective January 1, 2009. Early adoption is not permitted. FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact that these pronouncements may have on its consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 ("FAS 161"). This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133") to require enhanced disclosures about an entity's derivative and hedging activities, including disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

        In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3 Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective

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(dollars in thousands)

3. Summary of Significant Accounting Policies (Continued)

date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact this FSP may have on its consolidated financial statements.

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("FAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States ("US GAAP"). FAS 162 applies to financial statements of nongovernmental entities that are presented in conformity with US GAAP and shall be effective sixty days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

4. Inventories, net

        Inventories, net consisted of the following at December 31:

	2006	2007
Materials and supplies, net	$61,283	$73,308
Coal stockpile and finished product	2,909	2,715

	$64,192	$76,023

        Materials and supplies are stated net of an obsolescence allowance of $1,326 and $2,040 as of December 31, 2006 and 2007, respectively. The Company increased the provision for obsolescence by $184, $277 and $915 and utilized $63, $61, and $201, respectively, during the years ended December 31, 2005, 2006 and 2007, respectively.

5. Property, Plant and Equipment

        Property, plant and equipment consisted of the following at December 31:

	2006	2007
Land, improvements and mineral rights	$983,189	$1,162,159
Mining equipment	821,886	854,635
Construction in progress	172,238	138,513
Other equipment	125,179	125,357
Buildings and improvements	85,535	86,843

	2,188,027	2,367,507
Less: accumulated depreciation and depletion	(892,639)	(1,023,261)

	$1,295,388	$1,344,246

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

5. Property, Plant and Equipment (Continued)

        As of December 31, 2006 and 2007, the net book value of coal reserves, included in land, improvements and mineral rights above, totaled $603,108 and $591,886, respectively. These amounts included mineral rights of $146,066 and $35,481 at December 31, 2006 and 2007, respectively, attributable to properties where the Company was not currently engaged in mining operations or leasing to third parties and, therefore, the coal reserves are not currently being depleted.

        Depreciation and depletion expense on property, plant and equipment for the years ended December 31 2005, 2006 and 2007, was $91,849, $122,254 and $139,167, respectively. Interest costs capitalized during the construction period were $5,841, $4,091 and $3,629 for the years ended December 31, 2005, 2006 and 2007, respectively.

        During the year ended December 31, 2007, upon the announcement that the Company's Parent was exploring options to sell the Company, the Company abandoned its involvement in its Parent's aligning business systems project, which included implementation of an information technology software and hardware system, and recorded an impairment charge of $18,297 which is included in asset impairment charges in the consolidated statements of operations.

6. Intangible Assets

        Intangible assets consisted of the following at December 31:

	2006	2007
Acquired long-term coal supply contracts	$554,195	$491,843
Less: accumulated amortization	(416,950)	(396,910)

	$137,245	$94,933

        Of the Company's long-term coal supply contracts, two were acquired in 1993 and one was acquired in 1998. The long-term supply contracts acquired in 1993 expire in 2010 and 2012. The long-term supply contract acquired in 1998 expires in 2011.

        Aggregate amortization expense for the years ended December 31, 2005, 2006 and 2007 was $45,279, $44,577 and $42,312, respectively.

        Amortization expense is estimated to be $50,334 in 2008, $35,713 in 2009, $6,580 in 2010, $1,153 in 2011 and $1,153 in 2012.

7. Investments

        During the three years ended December 31, 2007, the Company had a 50% interest in both Venture Fuels and Venture Energy, LLC, a 33% interest in Gateway Terminal, LLC and a 26.5% interest in NeuCo Inc.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

7. Investments (Continued)

        Investments are included in other noncurrent assets on the December 31, 2006 and 2007 consolidated balance sheets. The following is condensed financial information for these equity method investments as of and for the years ended December 31:

	2005	2006	2007
Revenues	$62,573	$66,503	$66,105
Net income	6,958	4,815	6,363
Total Current Assets		18,963	22,289
Total Noncurrent Assets		7,844	7,880
Total Current Liabilities		11,927	12,689
Total Noncurrent Liabilities		946	746

        The Company's share of earnings (losses) from unconsolidated affiliates, net of tax was $2,209, $(1,435) and $2,462 for the years ended December 31, 2005, 2006 and 2007, respectively, which includes an impairment charge for an other than temporary decline in the value of the Company's investment in NeuCo Inc. of $3,226, net of tax for the year ended December 31, 2006. There were no capital contributions made to equity investees for the year ended December 31, 2007. The Company made capital contributions to equity investees of $1,988 for the year ended December 31, 2006 and received distributions from equity investees of $3,150 and $1,281 for the years ended December 31, 2006 and 2007, respectively.

8. Long-Term Debt

        Long-term debt consisted of the following at December 31:

	2006	2007
RTA facility—related party	$583,181	$500,627

Bonds	$146,523	$139,956
Less: current portion of long-term debt—bonds	(6,567)	(7,918)

Long-term debt—bonds	$139,956	$132,038

Federal coal leases	$79,028	$76,496
Other	3,526	3,310

Total	82,554	79,806
Less: current portion of long-term debt—other	(28,452)	(34,689)

Long-term debt—other	$54,102	$45,117

RTA Facility

        The RTA facility (the "Facility") allows the Company to borrow up to $800,000 from RTA with no specified maturity date. The Company has classified the amounts due as long-term in the accompanying consolidated balance sheet at December 31, 2007 because RTA agreed that the amounts would not be due prior to January 1, 2009, and would not be demanded without twelve months notice, unless there

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8. Long-Term Debt (Continued)

was a change in control of the Company. Accordingly, the Company has presented the amount as repayable in 2009 in the future maturities table below. The amounts bear interest, payable quarterly, calculated on the daily average borrowings outstanding during the quarter at a rate of RTA's average commercial paper borrowing costs plus a margin of 1.5%, and was 6.9% and 6.5% at December 31, 2006 and 2007, respectively. As of December 31, 2006 and 2007, $35,376 and $37,446, respectively, of accrued interest on the Facility were converted to principal. The approximate fair value of the Facility was $503,725 at December 31, 2007, estimated based upon the present value of the estimated future cash flows of repayment utilizing the interest rate noted above.

Federal Coal Leases

        On March 1, 2005, the United States Department of the Interior: Bureau of Land Management ("BLM") in the state of Wyoming ("WBLM") issued a federal coal lease ("Federal Lease 1") to the Company for mining purposes. The terms of Federal Lease 1 require the Company to remit to the WBLM $146,311 over a five-year period in equal annual installments of $29,262 commencing March 1, 2005 through March 1, 2009. There is no stated interest; however, within the accompanying consolidated financial statements, interest expense has been imputed on Federal Lease 1 at an annual rate of 5.5%. The Company recorded interest expense of $2,152 and $3,171, net of interest amounts capitalized, for Federal Lease 1 for the years ended December 31, 2006 and 2007, respectively. Imputed interest of $4,660 for Federal Lease 1 for the year ended December 31, 2005 was capitalized. The accompanying consolidated balance sheets at December 31, 2006 and 2007, include only the principal amounts of $79,028 and $54,069, respectively, under Federal Lease 1.

        On December 1, 2007, the BLM in the state of Montana ("MBLM") issued a federal coal lease ("Federal Lease 2") to the Company for mining purposes. The terms of Federal Lease 2 require the Company to remit to the MBLM $19,902 over a five-year period in equal annual installments of $3,980 commencing December 1, 2007 through December 1, 2011. There is no stated interest; however, within the accompanying consolidated financial statements, interest expense has been imputed on Federal Lease 2 at an annual rate of 6.6%. The Company recorded interest expense of $525, net of capitalized interest of zero, for Federal Lease 2 for the year ended December 31, 2007. The accompanying consolidated balance sheet at December 31, 2007, includes only the principal amount of $13,602 under Federal Lease 2.

        On July 1, 2007, the BLM issued a federal coal lease ("Federal Lease 3") to the Company for mining purposes. The terms of Federal Lease 3 require the Company to remit to the BLM $13,107 over a five-year period in equal annual installments of $2,621 commencing July 1, 2007 through July 1, 2011. There is no stated interest; however, within the accompanying consolidated financial statements, interest expense has been imputed on Federal Lease 3 at an annual rate of 7.3%. The Company recorded interest expense of $214, net of capitalized interest of zero, for Federal Lease 3 for the year ended December 31, 2007. The accompanying consolidated balance sheet at December 31, 2007, includes only the principal amount of $8,825 under Federal Lease 3. The rate utilized to impute interest on the respective federal coal lease purchase note payable was a credit adjusted risk-free rate based upon the term of the note and the Company's estimated credit rating. The approximate fair value of the total federal coal leases was $79,291 at December 31, 2007. The fair value of the total federal coal leases for disclosure purposes was estimated based upon the present value of the estimated

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

8. Long-Term Debt (Continued)

cash flows at credit adjusted risk-free rates based upon the terms of the notes and the Company's estimated credit rating.

Bonds

        The Bonds were issued by Colowyo in 1994 in two simultaneous tranches. The first tranche for $92,800 bears interest at 9.56% and matures in November 2011. The second tranche for $100,000 bears interest at 10.19% and matures in November 2016. The Bonds are collateralized by the revenues from certain contracts (contract revenues) for the sale of coal from the Colowyo mine. The Bonds are administered under a Trust Indenture (the Indenture) and a Depositary Agreement with the Bank of New York Mellon acting as the Trustee and Depositary Agent, respectively. Under these agreements, Colowyo must make certain transfer payments to the manager of the mine as consideration for managing the mine. All contract revenues are received by the Depositary Agent, and the Company is obligated to direct the Depositary Agent to disburse the funds relating to the transfer payment and the payment of principal and interest to the bondholders in accordance with the priorities set forth in the Indenture. The Indenture requires a debt service reserve to be maintained by the Trustee (reflected as restricted cash on the consolidated balance sheets). Contract revenues receivable, which are collected by the Trustee, are classified as restricted accounts receivables on the consolidated balance sheets. The minority interest partners in Colowyo are obligated to pay any remaining unpaid principal and interest in excess of contract revenues and the debt service reserve up to a maximum of $25,000. This obligation is guaranteed by a letter of credit put in place by the limited partners in Colowyo and was $20,842 at December 31, 2007. These and other agreements related to the Bonds contain certain restrictive covenants and require Colowyo to use excess contract revenues to the extent available to maintain a debt service coverage ratio with respect to the contract revenues. The approximate fair value of the Bonds was $165,671 at December 31, 2007. The fair value of the Bonds for disclosure purposes was estimated based upon the present value of the estimated cash flows utilizing the interest rates noted above.

Other

        On June 30, 1998, the Company purchased 1,891.81 acres of land for $2,310 from a private landowner for mining purposes and entered into a loan agreement with the private landowner for the purchase price. The loan agreement bears interest at 8% until the private landowner demands payment from the Company. The demand for payment by the private landowner may be made at any time from January 1, 2000 through December 31, 2013, dependent on certain milestones under the loan agreement, and as a result, the amounts outstanding at December 31, 2006 and 2007 are included in current portion of long-term debt on the consolidated balance sheets.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

8. Long-Term Debt (Continued)

        Future maturities of long-term debt as of December 31, 2007 are as follows:

2008	$42,607
2009	543,216
2010	16,898
2011	19,168
2012	15,123
Thereafter	83,377

$720,389

        Interest expense under financing arrangements totaled $49,570, $56,568 and $54,262 for the years ended December 31, 2005, 2006 and 2007, respectively.

9. Asset Retirement Obligations

        Changes in the carrying amount of the Company's asset retirement obligations are as follows as of December 31:

	2006	2007
Balance at January 1	$191,437	$228,958
Accretion expense	14,334	15,665
Revisions to estimated cash flows	28,966	(13,405)
Payments	(5,779)	(6,280)

Balance at December 31	$228,958	$224,938

        The revisions to estimated cash flows pertain to revisions in the timing of cash flows throughout the lives of the respective mines and are due to changes in estimates of closure volumes, disturbed acreages and estimated third party unit costs as of December 31, 2006 and 2007.

10. Employee Benefit Plans

Pension Plan

        The Company's employees participate in a defined benefit retirement plan sponsored by RTA, accounted for in accordance with FAS 87. Annual contributions to the Plan are made as determined by consulting actuaries based upon the ERISA minimum funding standard and are allocated to the Company by RTA. Assets and liabilities related to the Plan are not reflected in the Company's consolidated financial statements. The Company recorded expense and a corresponding increase in due to related parties of $5,350, $6,464, and $6,680 for the years ended December 31, 2005, 2006 and 2007 (payable to the plan sponsor), respectively, as a result of its participation in the plan, reflecting the Company's proportional share of the RTA expense based on the number of plan participants.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

10. Employee Benefit Plans (Continued)

Postretirement Benefits Other Than Pensions

        The Company's employees participate in a defined benefit postretirement welfare plan sponsored by RTA, accounted for in accordance with SFAS 106. Postretirement medical, dental and life insurance benefits are provided to employees and their beneficiaries and dependents that meet eligibility requirements. Net postretirement cost for the Company is the required contribution to the Welfare Plan based on actuarial cost data and an allocation from RTA. The Welfare Plan contains certain cost sharing features such as deductibles and coinsurance. The Company and RTA can amend or terminate the Welfare Plan at any time. The Company recorded expense and a corresponding increase in due to related parties of $3,593, $2,721 and $2,823 for the years ended December 31, 2005, 2006 and 2007, respectively, under the Welfare Plan.

        The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law on December 8, 2003. The Company has elected to not seek the subsidy provisions of the Act; instead it modified the prescription drug benefit provided to Medicare Eligible retirees to coordinate with the Medicare Part D benefit. This resulted in an actuarial gain due to the expected reduction in claim costs. This reduction in accumulated projected benefit obligation in turn reduces the net periodic postretirement benefit cost due to corresponding reductions in the service cost, interest cost and the amortization of the net accumulated gain.

Savings Plan and Investment Partnership Plans

        The Company is a participating employer in two defined contribution plans sponsored by RTA. The two plans are covered in The Summary Plan Description ("SPD") dated April 1, 2007. The SPD includes the Savings Plan ("401k Plan") document which became effective as of January 1, 2003, and is amended by the SPD, as well as provisions relating to the Investment Partnership Plan ("IPP"). The IPP was established in April 2007 for the benefit of qualified employees. For regulatory purposes the 401k Plan and IPP are considered one plan. The SPD is a summary of the official plan documents that set forth the terms, conditions and administrative operations of a benefit plan that is subject to ERISA. Employees are eligible to participate in the 401k Plan on date of hire if considered full-time and must enroll in the plan to receive the Company matching contributions. Employee salary contribution amounts are subject to federal income tax limitations, and the Company matches employee salary contributions up to six percent. The Company matching contributions for the 401k Plan were $4,417, $5,566 and $5,686 for the years ended December 31, 2005, 2006 and 2007, respectively. Employees are eligible to participate in the IPP on date of hire subsequent to March 31, 2007 if considered full-time. Full-time employees hired prior to April 1, 2007 must elect to participate in the IPP. Employees are 100% vested in their contributions and vest in Company contributions ratably over a three year period. Company contributions are 6% of eligible base pay below the social security wage base plus 11.7% of eligible base pay above the social security wage base. The Company contribution for the IPP Plan was $734 for the year ended December 31, 2007.

11. Income Taxes

        The Company's income before income tax provision and earnings (losses) from unconsolidated affiliates is solely earned in the United States.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

11. Income Taxes (Continued)

        The provision for income taxes consisted of the following for the years ended December 31:

	2005	2006	2007
Current:
Federal	$(5,804)	$(12,397)	$(10,648)
State	(185)	(357)	(263)

Total current	(5,989)	(12,754)	(10,911)

Deferred:
Federal	(5,061)	5,697	8,188
State	(144)	163	234

Total deferred	(5,205)	5,860	8,422

Total income tax provision	$(11,194)	$(6,894)	$(2,489)

        The tax effects of temporary differences that constitute the deferred tax assets and deferred tax liabilities consisted of the following at December 31:

	2006	2007
Deferred income tax assets:
Accrued expenses and liabilities	$36,553	$41,896
Goodwill and other intangibles	8,353	6,944
Accrued reclamation and mine closure costs	57,873	56,590
Alternative minimum tax credits	29,114	30,208

Total deferred income tax assets	131,893	135,638
Deferred income tax liabilities:
Inventories	(6,468)	(7,969)
Property, plant, equipment and contract rights	(190,983)	(182,829)
Investment in joint venture partnerships	(25,667)	(25,736)

Total deferred income tax liabilities	(223,118)	(216,534)

Net deferred income tax liabilities	$(91,225)	$(80,896)

        Deferred income taxes are classified in the accompanying consolidated balance sheets at December 31 as follows:

	2006	2007
Current deferred income tax assets	$29,943	$30,072
Noncurrent deferred income tax liabilities	(121,168)	(110,968)

Net deferred income tax liabilities	$(91,225)	$(80,896)

        The Company evaluated and assessed the book and taxable income trends, available tax strategies and the overall deferred tax position and determined it was more likely than not that the deferred income tax assets would be recovered, therefore, a valuation allowance is not recorded at December 31,

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

11. Income Taxes (Continued)

2006 and 2007. At December 31, 2007, the Company has $30,208 of Alternative Minimum Tax credit carryforwards which are available indefinitely to offset future Federal regular income taxes payable.

        The Company's effective tax rate differs from the United States federal statutory income tax rate for the years ended December 31 as follows:

	2005	2006	2007
United States federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	0.6	0.4	0.2
Depletion	(11.8)	(12.6)	(24.0)
Partnership earnings of unconsolidated partners/recognition of outside basis difference	—	(6.7)	—
Other	(0.8)	(1.2)	(3.6)

Effective tax rate	23.0%	14.9%	7.6%

        Percentage depletion is limited by a portion of net income and other rules. These limitations reduced the amount of the depletion deducted in 2005 and 2006 relative to the amount of depletion deducted in 2007 has resulted in a decrease in our effective tax rate for the year ended December 31, 2007 compared to the years ended December 31, 2005 and 2006.

        Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes," ("FIN 48") an interpretation of FASB Statement No. 109 "Accounting for Income Taxes." In connection with the adoption of FIN 48, the Company recognized $1,608 of tax reserves for uncertain tax positions and $280 of interest. These increases were accounted for as an increase to other long-term liabilities, an increase to net deferred tax assets, and as a reduction to retained earnings at January 1, 2007. As of December 31, 2007, the Company had approximately $1,906 of total gross unrecognized tax benefits, and $307 of interest recorded as other long-term liabilities. The amount if recognized, would not have a material impact on the effective income tax rate in future periods. A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

Total amount of gross unrecognized tax benefits at January 1, 2007	$1,608
Additions for tax positions of previous years	298

Total amount of gross unrecognized tax benefits at December 31, 2007	$1,906

        The Company is subject to income taxes in the United States and certain state jurisdictions. United States federal income tax returns for 2000 through 2005 are currently under examination and the Company is no longer subject to examination for periods prior to 2000. The Company is also subject to income tax examinations by state taxing authorities, none of which is individually significant. The accompanying consolidated financial statements reflect the relevant adjustments that were agreed to as a result of prior examinations by taxing authorities. The reduction to unrecognized tax benefits that is reasonably possible to occur in the next 12 months is not significant.

        The Company recognizes interest and penalties related to income tax matters in the income tax expense line item in the consolidated statements of operations.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

11. Income Taxes (Continued)

        The Company is a member of a consolidated federal tax group and is party to a federal tax sharing agreement with the other members of the consolidated federal tax group. However, for the purposes of the accompanying consolidated financial statements, which are prepared on a carve-out basis, the Company's current and deferred tax benefit (provision) was calculated on a stand alone separate return basis.

12. Share-Based Compensation

        The compensation cost that has been recognized as selling, general and administrative expenses in the consolidated statements of operations for RTEA's share-based compensation plans, and related liability (for cash settled plans), are presented in the following table:

	Expense for the years ended December 31,			Liability as of December 31,
	2005	2006	2007	2006	2007
Equity-settled plans	$513	$429	$794	$—	$—
Cash settled plans	510	125	2,098	520	2,495

Total	$1,023	$554	$2,892	$520	$2,495

Tax effects	63	34	98	(37)	(766)

        As of December 31, 2007, total share-based compensation related to remaining accumulated non-vested awards with a fair value of $3,200 will be recognized over a weighted-average period of 2.2 years.

Lattice-based option valuation model

        The fair value of share awards under the Share Option plan and Share Savings plan are estimated as at the date of grant using a lattice-based option valuation model. The significant assumptions used in the valuation model are disclosed below. Expected volatilities are based on the historical volatility of the Parent's share returns under the United Kingdom and Australian listings. The dividend yield is calculated at the date of grant based on the prospective dividend payable and share price at date of grant. The prospective dividend is estimated as two times the most recent half-yearly dividend. Historical data was used to estimate employee forfeiture and cancellation rates within the valuation model. Under the Share Option Plan, it is assumed that after options have vested, 20 percent per annum of participants will exercise their options when the market price is at least 20 percent above the exercise price of the option. Participants in the Share Savings Plan are assumed to exercise their options immediately after vesting. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate used in the valuation model is equal to the yield available on United Kingdom and Australian zero-coupon government bonds (for Parent and Rio Tinto Limited ("RTL") options, respectively) at the date of grant with a term equal to the expected term of the options.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

12. Share-Based Compensation (Continued)

Share authorization information

        The rules of the Parent's share option plans contain various restrictions on the number of shares that may be authorized for awards of share options. In particular, the number of shares that may be allocated for share option awards when added to shares allocated in the previous 10 years may not exceed 10% of the Parent's ordinary share capital.

Summary of options outstanding

        A summary of the status of the Company's share-based award plans for the years ended December 31, 2005, 2006 and 2007, is presented below:

Options outstanding for the year ended December 31, 2005	Number	Weighted- average exercise price per option	Weighted- average remaining contractual life—Years	Aggregate intrinsic value
Rio Tinto Share Option Plan and Share Savings Plan	233,904	$23.73	4.9	$5,220
Rio Tinto Mining Companies Comparative Plan	59,486	—	2.5	2,754

Total	293,390			$7,974

Options outstanding for the year ended December 31, 2006
Rio Tinto Share Option Plan and Share Savings Plan	213,501	$32.30	4.2	$4,556
Rio Tinto Mining Companies Comparative Plan and Phantom Share Option Plan	61,039	2.49	2.4	3,189

Total	274,540			$7,745

Options outstanding for the year ended December 31, 2007
Rio Tinto Share Option Plan and Share Savings Plan	178,961	$42.50	3.8	$11,448
Rio Tinto Mining Companies Comparative Plan and Phantom Share Option Plan	61,236	2.76	2.1	6,434
Rio Tinto Management Share Plan	14,750	—	2.0	1,599

Total	254,947			$19,481

Options exercisable for the year ended December 31, 2006
Rio Tinto Share Option Plan and Share Savings Plan	72,609	$23.08	4.5	$2,200

Options exercisable for the year ended December 31, 2007
Rio Tinto Share Option Plan and Share Savings Plan	37,486	$23.97	3.8	$3,084

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

12. Share-Based Compensation (Continued)

        Weighted-average exercise price and aggregate intrinsic value converted to U.S. dollars using the balance sheet date foreign exchange rate.

Options exercised for the year ended December 31	Number 2005	Aggregate instrinsic value 2005	Number 2006	Aggregate instrinsic value 2006
Rio Tinto Share Option Plan and Share Savings Plan	65,790	$634	62,220	$1,765
Rio Tinto Mining Companies Comparative Plan and Phantom Share Option Plan	2,225	12	—	—

Total	68,015	$646	62,220	$1,765

Options exercised for the year ended December 31, 2007	Number	Weighted- average exercise price per option	Aggregate intrinsic value
Rio Tinto Share Option Plan and Share Savings Plan	28,917	$24.06	$952

        Aggregate intrinsic value converted to U.S. dollars using the average annual foreign exchange rate.

Options vested for the year ended December 31,	Number 2005	Total fair value 2005	Number 2006	Total fair value 2006	Number 2007	Total fair value 2007
Rio Tinto Share Option Plan and Share Savings Plan	97,101	$712	91,677	$539	20,958	$173
Phantom Share Option Plan	2,225	23	—	—	—	—

Total	99,326	$735	91,677	$539	20,958	$173

Share Savings Plan

        The Rio Tinto Share Savings Plan is open to all employees eligible to participate in the Parent's Share Savings Plan. Employees who participate save a fixed amount from pay to a savings account for a two year term. At the end of the savings term, the employees have a choice of using the money to buy shares in the Company, withdrawing the money, or a combination of both. The option to buy shares is based on a fixed exercise price which is equal to the market price of the Company's shares on the day of grant less a 15% discount. Employees may exercise the options within six months of the expiration date. The awards under these plans are settled in equity and accounted for accordingly. The shares may be satisfied by the issuance of new shares or the purchase of shares in the market. The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price.

Share Option Plan

        The Company grants selected executive and other key employees share option awards. For awards prior to fiscal 2004, vesting is contingent upon achieving increases in the Parent's total shareholder

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

12. Share-Based Compensation (Continued)

return above certain predetermined target levels over a three year performance period. There is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period. All option grants made prior to 2004 under the rules approved by shareholders in 1998 have now vested in full. For awards granted commencing in fiscal 2005 vesting is contingent on the Parent's Total Shareholder Return ("TSR") equaling or outperforming that of the HSBC Global Mining Index over a three year period. Vesting is based on a sliding scale with zero vesting for performance below the index up to full vesting for performance of five percent per annum above the index. For grants made from January 1, 2005 to December 31, 2006, a single fixed base retest will be made five years after the date of the grant. The grant made in 2004 was tested against the performance condition in 2007. The performance condition was not achieved and these options, therefore, did not vest at that time. The 2004 Share Option Plan grant will, in accordance with the Share Option Plan rules, be retested in 2009. The option grants made in 2005 were tested against the performance condition in 2008. The performance condition was achieved and these options will vest in full. No retest will be made for grants made after fiscal 2006. The performance conditions in relation to TSR have been incorporated in the measurement of fair value for these awards by modeling the correlation between Rio Tinto plc's TSR and that of the index. The relationship between Parent's TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options.

        Options may, upon exercise, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Currently, it is Parent's intention to satisfy exercises by transferring shares from treasury and RTL's intention to satisfy exercises by the transfer of existing shares. Parent has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The Company does not have a history of settling these awards in cash. The exercise price of each option, which has a 10-year life, is equal to the average market price of the relevant Company's shares over a five working day period prior to the date of grant. The awards are accounted for in accordance with the requirements applying to equity-settled, share-based payment transactions. The key assumptions used in the valuation of Share option plan and Share Savings plan awards are noted in the following table.

	Risk-free interest rate %	Expected volatility %	Dividend yield %	Forfeiture rates %	Expected term— Years
Awards made in 2005	4.2 - 5.6	26.0 - 32.0	1.9 - 2.2	3.0 - 10.0	2.0 - 6.2
Awards made in 2006	4.3 - 5.4	26.0 - 34.0	1.5 - 1.7	3.0 - 10.0	2.0 - 6.8
Awards made in 2007	5.0 - 5.8	27.0 - 35.0	1.5 - 2.4	3.0 - 10.0	2.2 - 5.9

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

12. Share-Based Compensation (Continued)

        A summary of the status of the Company's share-based award plans at December 31, 2005, 2006 and 2007, and changes during the year are presented below.

	Number 2005	Weighted- average exercise price per option 2005	Number 2006	Weighted- average exercise price per option 2006	Number 2007	Weighted- average exercise price per option 2007
Options outstanding at January 1	285,284	$23.20	233,904	$23.73	213,501	$32.30
Granted	58,429	34.62	70,462	42.47	45,773	64.30
Forfeited	(3,461)	24.99	(8,871)	38.84	(615)	42.42
Intra-group transfers in/(out)	(24,543)	25.71	(15,115)	40.31	(48,550)	32.68
Exercised	(65,790)	21.03	(62,220)	22.48	(28,917)	24.06
Cancellations	(9,864)	21.57	(2,095)	34.08	(1,926)	39.47
Expired	(6,151)	15.99	(2,564)	21.17	(305)	25.57

Options outstanding at December 31	233,904	$23.73	213,501	$32.30	178,961	$42.50

Exercisable	45,716	$19.42	72,609	$23.08	37,486	$23.97

Non-vested options at January 1	264,728	$6.86	188,188	$6.53	140,892	$10.64
Granted	58,429	9.08	70,462	12.78	45,773	16.83
Forfeited	(3,461)	6.97	(8,871)	10.62	(615)	13.48
Intra-group transfers in/(out)	(24,543)	5.95	(15,115)	10.50	(21,691)	10.66
Cancellations	(9,864)	6.93	(2,095)	10.37	(1,926)	12.06
Vested	(97,101)	7.33	(91,677)	5.87	(20,958)	8.25

Non-vested options at December 31	188,188	$6.53	140,892	$10.64	141,475	$13.19

Mining Companies Comparative Plan

        The Mining Companies Comparative Plan ("MCCP") is a long-term performance share incentive plan which was approved by Parent shareholders at the 1998 and 2004 annual general meetings. Under the MCCP, eligible senior executives and other key employees are annually awarded a conditional right to receive shares. These rights only vest if the performance conditions approved by the Parent Remuneration Committee are satisfied. The performance condition compares Parent's TSR with the TSR of a comparator group of other international mining companies over the same four year period. Awards may, upon vesting, be satisfied by treasury shares, the issue of new shares or the purchase of shares in the market. Awards under this plan are being accounted for in accordance with the requirements applying to cash settled, share-based payment transactions. If any awards are ultimately settled in shares, the liability is transferred directly to equity as the consideration for the equity instruments issued. The grant-date fair value of the awards is taken to be the market value of the shares at the date of award, reduced by fifty percent for anticipated relative TSR performance. In addition, for the valuations after fiscal 2005, the market value is reduced for non-receipt of dividends between measurement date and date of vesting (excluding post fiscal 2003 awards for executive directors and product group chief executive officers). Forfeitures are assumed prior to vesting at three percent per annum of outstanding awards. In accordance with the method of accounting for cash

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

12. Share-Based Compensation (Continued)

settled awards, fair values are subsequently remeasured each year to reflect the number of awards expected to vest based on the current and anticipated TSR performance. This is achieved by gradually moving, over the life of each award, from the initially assumed fair value of 50% of the market value to the actual percentage of shares ultimately vesting. There were no payments under the plan in 2005 and 2006 payments totaled $60 for the year ended December 31, 2007. The key assumptions used in the valuation are noted in the following table.

	Risk-free interest rate %	Expected volatility %	Dividend yield %	Forfeiture rates %	Expected term— Years
Awards made in 2005	n/a	n/a	nil	nil	4.0
Awards made in 2006	5.4	26.0	1.4 - 1.6	3.0	4.0 - 6.8
Awards made in 2007	5.8	27.0	1.1 - 2.2	3.0	3.4 - 5.6

        A summary of the status of the Company's performance-based share plans at December 31, 2005, 2006 and 2007, and changes during the year, are presented below.

	Number 2005	Weighted- average fair value at grant date 2005	Number 2006	Weighted- average fair value at grant date 2006	Number 2007	Weighted- average fair value at grant date 2007
Shares outstanding at January 1	40,674	$12.41	59,486	$11.64	58,329	$14.87
Granted	31,034	13.58	30,529	15.75	20,414	24.25
Intra-group transfers in/(out)	(12,222)	12.24	(31,686)	13.46	(20,217)	16.10

Shares outstanding at December 31	59,486	$11.64	58,329	$14.87	58,526	$18.60

        During 2005, 2,225 cash settled share options were exercised at a weighted-average exercise price per option of $30.41. There were 2,710 cash settled options granted in 2006 with a weighted-average fair value at grant date of $12.78. The total liability for these awards at December 31, 2006 and 2007 was $10,000 and $90,000, respectively. All outstanding options under the MCCP at December 31, 2007 were unvested.

Management Share Plan

        The Management Share Plan ("MSP") became effective during 2007 to support the Company's ability to attract and retain key staff in an increasingly tight and competitive labor market. Under the MSP, certain members of senior management may receive a conditional award of shares which is subject to a time-based vesting condition. Shares to satisfy the awards will be purchased in the open market. Directors are not eligible to participate and no new shares will be issued to satisfy awards under the MSP. The awards will be settled in equity including the dividends accumulated from date of award to vesting. The awards are accounted for in accordance with the requirements applying to equity-settled, share-based payment transactions. The fair value of each award on the date of grant is set equal to share price on the date of grant. Forfeitures are assumed prior to vesting at three percent per annum of outstanding awards.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

12. Share-Based Compensation (Continued)

        During the year ended December 31, 2007, 14,750 shares were granted with a weighted-average fair value of $57.93 at date of grant under the MSP.

13. Commitments and Contingencies

Commitments

Operating Leases

        The Company occupies various facilities and leases certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2007, are as follows:

2008	$554
2009	534
2010	530
2011	512
2012	499
Thereafter	7,107

$9,736

        Rental expense for the years ended December 31, 2005, 2006 and 2007 was $3,588, $3,062 and $3,008, respectively.

Heavy Mining Equipment Purchase Commitments

        As of December 31, 2007, the Company had outstanding capital purchase commitments of $50,091 for heavy mining equipment which were not included on the consolidated balance sheet.

Coal Purchase Commitments

        As of December 31, 2007, the Company had outstanding coal purchase commitments of $101,692 for coal purchases which were not included on the consolidated balance sheet. The coal purchase commitments will be utilized for coal sales made to a customer under the terms of a three-year term coal supply agreement.

Contingencies

Litigation

        The Minerals Management Service ("MMS"), a federal agency with responsibility for collecting royalties on coal produced from federal coal leases, issued two disputed assessments against Decker Coal Company ("Decker"): one for coal produced from 1986-1992, and the other for coal produced from 1993-2001. Both assessments concern coal sold by Decker, and in turn resold under long-term contracts. The MMS maintains that Decker's royalties should not be based on the prices at which Decker actually sold coal because the MMS does not believe those prices represent the results of arm's length negotiation. Instead, the MMS seeks to assess royalties based upon a higher price negotiated by

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

13. Commitments and Contingencies (Continued)

the ultimate buyer of the coal in the 1970's. With respect to the period 1986-1992, Decker appealed the assessment through the administrative process with the MMS and that appeal was unsuccessful. A further appeal is now pending before the United States District Court for the District of Montana. With respect to the period 1993-2001, the MMS has not issued a final decision concerning Decker's challenge to the assessment. As of December 31, 2007, the estimated additional assessed royalties (inclusive of interest) for the 1986-1992 assessment are approximately $30,000 and the estimated additional assessed royalties (inclusive of interest) for the 1993-2001 assessment are approximately $10,000. Decker estimates that even if the assessments were to be upheld, MMS's eventual recovery would be between $0 and $40,000. As a result of RTEA's 50% ownership interest in Decker, the Company's financial results could be materially affected, should Decker be unsuccessful in its appeal. RTEA has not accrued a liability in its consolidated financial statements with respect to this matter as any potential losses are not considered to be probable and reasonably estimable. In addition to its substantive challenges to the assessments, Decker believes that it is indemnified by and/or has contractual price escalation protection with respect to any increased assessments. RTEA considers those conclusions to be reasonable, however has not relied upon this indemnification in reaching its decision that any potential losses are not considered probable and reasonably estimable.

        RTEA currently is party to various other legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of RTEA. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

Income Tax Contingencies

        The Company has various tax audits in progress. The Company has provided its best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of various tax audits, and examinations of open United States federal and state tax years.

        The Company's income tax calculations are based on application of the respective United States federal or state tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax benefits when it is more likely than not a position will be upheld by the tax authorities. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense. Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

Concentrations of Risk and Major Customer

        Approximately 90%, 83% and 83% of the Company's revenues for the years ended December 31, 2005, 2006 and 2007, respectively, were under multi-year contracts which specify pricing terms and expire through 2017. While the majority of the contracts are fixed-price contracts, certain contracts

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

13. Commitments and Contingencies (Continued)

have escalation provisions for determining periodic price changes. One customer represented more than 10% of total consolidated revenues which were $129,944 and $143,742 for the years ended December 31, 2005 and 2006, respectively. Accounts receivable from this customer was $17,822 at December 31, 2006 which was paid in full in the first quarter of fiscal 2007. There were no customers that represented more than 10% of total consolidated revenues for the year ended December 31, 2007. The Company generally does not require collateral or other security on accounts receivable because the Company's customers are comprised primarily of investment grade electric utilities. The credit risk is controlled through credit approvals and monitoring procedures.

Guarantees and Off-Balance Sheet Risk

        In the normal course of business, the Company is a party to guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, performance or surety bonds and indemnities, which are not reflected on the consolidated balance sheet. Such guarantees and financial instruments are valued based on the amount of exposure under the respective instrument and the likelihood of required performance. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments.

        United States federal and state laws require the Company to secure certain of its obligations to reclaim lands used for mining and to secure coal lease obligations. The primary method used by the Company to meet its reclamation obligations and to secure coal lease obligations is to provide a third-party surety bond, typically through an insurance company, or provide a letter of credit, typically through a bank. Specific bond and or letter of credit amounts may change over time, depending on the activity at the respective site and any specific requirements by federal or state laws. The changes may be for required increases or decreases to a respective bond or letter of credit amount. The Company considers its surety bonds and letters of credit issued to meet its reclamation obligations and to secure coal lease obligations at the respective mine site to be performance guarantees. As of December 31, 2007, the Company had $328,179 of standby of letters of credit and $395,408 of performance bonds outstanding (including the Company's proportional share of Decker) to secure certain of its obligations to reclaim lands used for mining and to secure coal lease obligations.

        Pursuant to a management agreement, the Company's wholly owned subsidiary, Kennecott Colorado is the general partner and manager of one of the Company's VIE's, Colowyo. The Company's affiliate has guaranteed Kennecott Colorado's performance under the management agreement. In consideration for these performance guarantees, the Company's affiliate received a lien on substantially all of Colowyo's assets, including a second lien on certain long-term coal contracts (the first lien is to the trustee of the bonds).

Black Lung

        In the United States, under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981 (the "Black Lung Acts"), each United States coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators must also make payments to a trust fund for the payment of benefits and medical expenses to claimants who

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

13. Commitments and Contingencies (Continued)

last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on United States production of up to $0.55 per ton for surface-mined coal, the amount not to exceed 4.4% of the gross sales price. The Company has established two black lung trusts, the Kennecott Energy and Coal Company Black Lung Benefits Trust and the Spring Creek Coal Company Black Lung Benefits Trust. The trust funds are maintained exclusively to satisfy in whole or in part the liability of the Company for black lung claims, to pay premiums for insurance exclusively covering liability of the Company under the Black Lung Acts and to pay fees and administrative expenses of the plan and the trust. An actuarial valuation for black lung benefits is performed every four years, the most recent of which was performed in 2006. As of December 31, 2007, the trusts were in an overfunded position.

14. Related Party Transactions

Guarantee Fees

        Included in interest expense was $2,119, $2,546 and $1,281 for the years ended December 31, 2005, 2006 and 2007, respectively, for guarantee fees paid to the Parent associated with the outstanding standby letters of credit and performance bonds.

Cash Management Arrangement and Reimbursed Overhead

        The Company has entered into a cash management arrangement with Kennecott Holdings Corporation (KHC), a wholly-owned subsidiary of RTA. Under this arrangement, cash is transferred to and from KHC on a regular basis for investment purposes. Balances resulting from these transactions bear interest at the same rate as the RTA Facility, which was 6.5% as of December 31, 2007. Amounts due from related parties resulting from these transactions are included in the table below. Interest income related to transactions with KHC totaled $1,105, $2,865 and $6,308 for the years ended December 31, 2005, 2006 and 2007, respectively.

        KHC and Rio Tinto Services, Inc., a wholly-owned subsidiary of RTA, also fund certain Company overhead expenses which are reimbursed by the Company. Amounts due to related parties resulting from these transactions are non-interest bearing and are included in the table below.

        Due from (to) related parties consisted of the following at December 31:

	2006	2007
Kennecott Holdings Corporation:
Cash management arrangement	$105,578	$82,728
Reimbursed overhead	(178,735)	(238,097)
Rio Tinto America:
Income tax sharing agreement	(1,302)	(2,968)
Other	(238)	(688)

	$(74,697)	$(159,025)

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

14. Related Party Transactions (Continued)

Other RTA Transactions

        The Company began leasing office space from RTA during 2007. Included in rental expense was $690 for the year ended December 31, 2007 for rent paid to RTA. Additionally, the Company purchased land and equipment from RTA for $1,099 and $5,100, respectively, during the years ended December 31, 2006 and 2007, respectively. The Company sold equipment to RTA at its net book value of $660 during the year ended December 31, 2006.

        The Company paid cash in excess of expense of $8,192, $941 and $2,466 for the years ended December 31, 2005, 2006 and 2007, respectively, to RTA related to Rio Tinto stock option plans and its federal tax sharing agreement. These amounts have been reflected as dividends to Parent in the accompanying consolidated financial statements.

15. Segment Information

        The Company reviews, manages and operates its business as a single operating segment, coal production. The Company produces low sulfur, steam coal from surface mines, located in the Western region of the United States within the Powder River and Uinta Basins, which it sells to electric utilities and industrial customers. Under the guidance in FAS 131, management has determined it has one reportable segment primarily based on its chief operating decision maker assessing the Company's performance and allocating resources based on a measure derived from the Company's consolidated EBITDA ("Internal reporting EBITDA") financial measurement. Management defines EBITDA as net income; plus interest expense, depreciation and depletion, accretion, amortization and income tax provision, less interest income. The primary differences between Internal reporting EBITDA and EBITDA are that Internal reporting EBITDA excludes asset impairment charges, environmental liability expenses, overburden stripping costs, pension and postretirement healthcare costs and certain costs allocated from other Parent companies.

        The following table presents a summary of total revenues from external customers by geographic location for the years ended December 31:

	2005	2006	2007
United States	$1,160,916	$1,396,707	$1,533,628
Foreign	18,727	27,537	25,093

Total revenues from external customers	$1,179,643	$1,424,244	$1,558,721

        The Company attributes revenue to individual countries based on the location of the customer.

        As of December 31, 2006 and 2007, all of the Company's long-lived assets were located in the United States. All of the Company's revenues for the years ended December 31, 2005, 2006 and 2007 originated in the United States. The Company's segment revenue and segment total assets equal the consolidated amounts in the accompanying consolidated financial statements.

RIO TINTO ENERGY AMERICA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands)

15. Segment Information (Continued)

        The following table presents a reconciliation of Internal reporting EBITDA to net income for the years ended December 31:

	2005	2006	2007
Internal reporting EBITDA	$257,884	$301,100	$329,424
Adjustments	(10,404)	(22,324)	(50,262)

EBITDA	247,480	278,776	279,162
Depreciation and depletion	(91,849)	(122,254)	(139,167)
Amortization	(45,279)	(44,577)	(42,312)
Accretion	(11,485)	(14,334)	(15,665)
Interest income	1,659	3,829	7,577
Interest expense	(49,570)	(56,568)	(54,262)
Income tax provision	(11,194)	(6,894)	(2,489)

Net income	$39,762	$37,978	$32,844

 PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        Other expenses in connection with the issuance and distribution of the securities to be registered hereunder will be substantially as follows (all amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee):

Item	Amount
Securities and Exchange Commission registration fee		$39,300
FINRA filing fee		$75,500
NYSE fee		*
Blue Sky filing fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be filed by amendment.

        The Registrant will bear all expenses shown above.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify its officers, directors and other corporate agents to the extent and under the circumstances set forth therein. Our certificate of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. These indemnification provisions may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VI of our certificate of incorporation eliminates the personal liability of a director to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising:

  •
  from any breach of the director's duty of loyalty to us or our shareholders;

  •
  from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; and

  •
  from any transaction from which the director derived an improper personal benefit.

        The above discussion of Section 145 of the Delaware General Corporation Law and of our amended certificate of incorporation and bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the Delaware General Corporation Law, our certificate of incorporation and our bylaws.

        As permitted by Section 145 of the Delaware General Corporation Law, we will carry primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under the policies, the insurer, on our behalf, may also pay amounts for which we granted indemnification to our directors and officers.

        In addition, the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides that the underwriters will indemnify us and our executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

        None.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Cloud Peak Energy America Inc.
3.2*	Form of Amended and Restated Certificate of Incorporation of Cloud Peak Energy America Inc. to be effective upon the closing of the offering being made pursuant to this Registration Statement
3.3	Bylaws of Cloud Peak Energy America Inc.
3.4*	Form of Amended and Restated Bylaws of Cloud Peak Energy Inc. to be effective upon the closing of the offering being made pursuant to this Registration Statement
4.1*	Form of stock certificate of Cloud Peak Energy America Inc.
5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as to the legality of the securities being registered
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine.
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine.
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine.
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine.
10.5	State of Wyoming Coal Lease No. 0-22695: Antelope Coal Mine.
10.6	Federal Coal Lease WYW-8385: Cordero-Rojo Mine.
10.7	Federal Coal Lease WYW-23929: Cordero-Rojo Mine.
10.8	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine.
10.9	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine.
10.10	Federal Coal Lease WYW-117924: Jacobs Ranch Mine.
10.11	Federal Coal Lease WYW-146744: Jacobs Ranch Mine; Lease Modification, dated June 19, 2006.
10.12	Letter from United States Department of the Interior to Jacobs Ranch Coal Company, dated June 19, 2006, regarding Federal Coal Lease WYW-146744.
10.13	Federal Coal Lease MTM-88405: Spring Creek Mine.
10.14	Federal Coal Lease MTM-069782: Spring Creek Mine.
10.15	Federal Coal Lease MTM-94378: Spring Creek Mine.
10.16	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine.
10.17	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine.
10.18	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine.

Exhibit Number	Description of Documents
10.19	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine.
10.20	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended.
10.21	Intercompany Loan Agreement by and among Kennecott Energy and Coal Company and Rio Tinto America Inc., dated June 24, 1998, as amended on June 14, 1999 and February 28, 2003.
10.22*	Form of Transition Services Agreements
10.23*	Form of Tax Receivable Agreement
10.24*	Form of Registration Rights Agreement between Rio Tinto America Inc. and Cloud Peak Energy America Inc.
10.25*	Form of Indemnification Agreement
21.1*	List of subsidiaries of Cloud Peak Energy America Inc.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1)
23.4	Consent of J.T. Boyd Company

*
To be filed by amendment.

        (b)   Financial Statement Schedules.

  None.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

  (i)
  To provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (ii)
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (iii)
  That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Gillette, State of Wyoming, on August 7, 2008.

Cloud Peak Energy Inc.
By:	/s/ COLIN MARSHALL Colin Marshall Principal Executive Officer

POWER OF ATTORNEY

        KNOW ALL PEOPLE BY THESE PRESENTED, that each director of Cloud Peak Energy Inc. whose signature appears below hereby appoints Colin Marshall acting alone, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signatures	Title	Date

/s/ COLIN MARSHALL Colin Marshall	(Principal Executive Officer and Director)	August 7, 2008
/s/ MICHAEL BARRETT Michael Barrett	(Principal Financial Officer and Principal Accounting Officer)	August 7, 2008
/s/ PRESTON CHIARO Preston Chiaro	(Director)	August 7, 2008

 INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Cloud Peak Energy Inc.
3.2*	Form of Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. to be effective upon the closing of the offering being made pursuant to this Registration Statement
3.3	Bylaws of Cloud Peak Energy Inc.
3.4*	Form of Amended and Restated Bylaws of Cloud Peak Energy Inc. to be effective upon the closing of the offering being made pursuant to this Registration Statement
4.1*	Form of stock certificate of Cloud Peak Energy Inc.
5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as to the legality of the securities being registered
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine.
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine.
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine.
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine.
10.5	State of Wyoming Coal Lease No. 0-22695: Antelope Coal Mine.
10.6	Federal Coal Lease WYW-8385: Cordero-Rojo Mine.
10.7	Federal Coal Lease WYW-23929: Cordero-Rojo Mine.
10.8	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine.
10.9	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine.
10.10	Federal Coal Lease WYW-117924: Jacobs Ranch Mine.
10.11	Federal Coal Lease WYW-146744: Jacobs Ranch Mine; Lease Modification, dated June 19, 2006.
10.12	Letter from United States Department of the Interior to Jacobs Ranch Coal Company, dated June 19, 2006, regarding Federal Coal Lease WYW-146744.
10.13	Federal Coal Lease MTM-88405: Spring Creek Mine.
10.14	Federal Coal Lease MTM-069782: Spring Creek Mine.
10.15	Federal Coal Lease MTM-94378: Spring Creek Mine.
10.16	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine.
10.17	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine.
10.18	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine.
10.19	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine.
10.20	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended.
10.21	Intercompany Loan Agreement by and among Kennecott Energy and Coal Company and Rio Tinto America Inc., dated June 24, 1998, as amended on June 14, 1999 and February 28, 2003.
10.22*	Form of Transition Services Agreements
10.23*	Form of Tax Receivable Agreement
10.24*	Form of Registration Rights Agreement between Rio Tinto America Inc. and Cloud Peak Energy Inc.
10.25*	Form of Indemnification Agreement
21.1*	List of subsidiaries of Cloud Peak Energy Inc.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1)
23.4	Consent of J.T. Boyd Company

*
To be filed by amendment.